



On course.

2009
Annual Report


BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	HGB
2006	2005***	2004	2003	2002	2001	2000	1999
362.0	463.5	488.1	416.0	431.0	419.5	399.0	245.3
40.9	36.8	37.8	28.0	39.7	39.6	37.4	27.3
32.6	27.0	24.9	13.6	24.4	26.1	25.2	18.7
31.8	25.7	22.9	11.4	20.4	21.4	22.2	14.8
22.2	19.0	17.1	7.7	15.2	15.2	15.4	9.3
26.9	26.4	33.9	28.7	31.6	4.3	27.9	2.6
17.8	17.8	17.8	17.8	17.8	17.8	16.5	16.5
1.24	1.06	0.96	0.43	0.85	0.90	0.93	0.56
0.35	0.30	0.27	0.24	0.24	0.22	0.22	0.211
10.2	11.2	10.3	6.3	9.6	14.9	16.7	12.3
109.2	93.3	137.7	124.3	123.4	111.2	97.9	85.3
2,202	2,007	2,780	2,688	2,466	2,511	2,510	1,839

Share price *)		2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
High	€	21.84	35.94	53.69	36.63	36.15	27.84	14.84	29.81	42.50	40.60	19.35
Low	€	10.26	10.00	31.54	21.78	21.65	15.25	8.60	8.39	21.90	13.04	12.93
Closing price	€	19.39	11.00	36.40	36.50	23.25	27.84	14.79	9.65	24.50	35.35	13.35
P/E (closing price)	€	14.7	9.5	24.6	29.4	22	30	34	11	27	38	24
Market cap in million	€	346	196	649	651	415	496	264	172	437	583	220

*) Pre-2000 years adjusted, 1:10 stock split in July 2000, IPO price 1992: € 7.45

Shareholder structure


YSRO
31.6%
Free float
49.5%
WAB trust
18.9%

Share price chart 1992 – 2009


Share price (€)
60
50
40
30
20
10
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Vienna Stock Exchange

Trading range and year-end price

Overview		IFRS	IFRS	IFRS
		2009	2008	2007
Consolidated group sales	€ m	400.7	410.2	397.5
EBITDA	€ m	45.7	40.2	45.3
EBIT	€ m	26.8	29.2	36.3
Earnings before taxes	€ m	30.3	27.0	35.3
Consolidated net earnings	€ m	23.1	20.6	26.3
Cash flow from operating activities	€ m	49.7	28.1	22.5
Number of shares (31/12) *)	million	17.4	17.5	17.8
Earnings per share	€	1.32	1.16	1.48
Dividends and bonus per share	€	0.40**	0.38	0.38
Investment in tangible and intangible assets	€ m	10.4	16.6	13.9
Equity	€ m	152.8	138.2	129.6
Employees as of 31/12	persons	2,701	2,389	2,354

*) Previous years adjusted. 1:10 stock split in July 2000. **) Proposal to the AGM. ***) Spin-off of AST-segment as of end October 2005

Summary of balance sheet	2009		2008	
ASSETS	€ m	%	€ m	%
Long-term assets	146.2	46.4	121.1	42.9
Short-term assets	168.8	53.6	161.1	57.1
TOTAL ASSETS	315.0	100.0	282.2	100.0
EQUITY AND LIABILITIES	€ m	%	€ m	%
Equity	152.8	48.5	138.2	49.0
Long-term liabilities	46.0	14.6	34.9	12.4
Short-term liabilities	116.1	36.9	109.2	38.7
TOTAL LIABILITIES	315.0	100.0	282.2	100.0

Sales 2009 by business segment (in %)


Switzerland / Others
14.5%
Austria /Germany
43%
Italy / Spain
7.9%
Scandinavia
10.8%
France / Benelux
23.8%

Employees by business segment as of 31/12/2009


Switzerland / Others
479
Austria /Germany
1,325
Italy / Spain
95
Scandinavia
217
France / Benelux
586

BWT – The Water Company

The Best Water Technology Group was formed in 1990 and is today Europe's leading water technology company. The goal of our more than 2,700 employees in 80 subsidiaries and associates is to provide private, industrial, business, hotel and municipal customers with innovative, economical and ecological technologies that deliver maximum safety, hygiene and health in their daily contact with water, the elixir of life.

BWT offers state-of-the-art water treatment technologies and services for drinking water, pharma water, process water, heating water, boiler water, cooling water and water for air-conditioning systems as well as swimming pool water. To achieve technological superiority in all areas of water treatment, BWT's innovation centres are continuously researching, developing and optimising processes for filtration, filter media, ion exchange systems for demineralisation, softening, decarbonisation, membrane technologies (microfiltration, ultrafiltration, nanofiltration, reverse osmosis), pure steam generators, high-purity water distillation, UV systems, ozone generators, ion exchange membranes, electrolysis systems, electrodialysis, electrode ionisation, chlorine dioxide generators and metering pumps which are used throughout the world to achieve excellent water quality.

More than ten thousand service employees, plumbers, planners, architects and hygiene experts constitute the BWT water partner network. Whether at the entrance of the water pipe into a building (the "Point of Entry") or at the tapping point ("Point of Use"), BWT products "made in Europe" have proved their quality millions of times. With new table water filters for preparing tea or coffee, filters for optimising water for coffee machines, water filters for baking and steam ovens and vending machines, under-the-sink particle-filters as well as water dispensers, reverse osmosis and UV devices, BWT also offers compact and innovative products to end consumers for the highest water quality.

With unique high efficiency membranes for fuel cells and batteries, BWT is bringing about a cleaner energy supply in the 21st century.

Employees in Research & Development work on new processes and materials using state-of-the-art methods to target the development of ecological and at the same time economical products. The reduction of energy consumption of products and the consequent minimisation of CO_2 emissions are key issues for new and further development. Ecological, economical and social responsibility and the employment of state-of-the-art technologies as well as constant product evolution contribute significantly to both the company's growth and the high reputation of the market-leading brands BWT, Cillit, HOH, Permo and Christ Aqua, as well as Christ Aqua Pharma & Biotech.

BWT – The Water Company – it is our mission to provide our customers and partners with the best products, systems, technologies and services in all areas of water treatment.

BWT – The Leading International Water Technology Group.

Letter from the Chairman of the Management Board

Dear Shareholders,
Dear Business Partners,



Andreas Weissenbacher, CEO

BWT remains on course. In a demanding economic climate with a rough wind blowing, we gained new customers in 2009 as the result of a series of innovations, invested in reliance on our own resources, acquired a new business area – Christ Aqua Pharma & Biotech – redeemed our corporate bond, reduced our debts, paid out stable dividends and bought back shares. We therefore go into 2010 with confidence, respect, but also with continuing diligence and concentration.

It could already be predicted in 2008 that the full impact of the crisis would be felt on the global economy in 2009. For a company as spoilt by and focused on growth as BWT, it was an unusual situation, for which we made comprehensive preparations at the end of 2008. In 2009, the world economy experienced a deep recession, with GDP declining by approximately –4.0% (after +0.6% in 2008) in the eurozone and by –2.5% (after +0.4%) in the United States. As a result of numerous state support measures in all the larger economies, with the acceptance of a significant increase in government debt and a low interest-rate policy pursued by central banks, stabilisation could be achieved during the course of the year.

The tense situation on the financial markets and at banks with their restrictive lending policy, encouraged us to continue to improve the appearance of our balance sheet in order to maintain the greatest possible room for manoeuvre for the Group. With an equity ratio of 48.5% and low indebtedness of 11.7% in terms of gearing, including the acquisition of the Pharma & Biotech operations, which were consolidated for the first time in the fourth quarter, we attained this goal and at the same time developed new earnings potential. Altogether, we invested approximately € 44 million, redeemed the bond for € 17 million, paid out € 6.6 million in dividends, and invested € 1.1 million in the buyback of own shares. After an increase of 3.2% to € 410.2 million for 2008 as a whole, 2009 revenues were down by 2.3% to € 401 million.

Important impulses for growth came from the implementation of our point-of-use, brand, marketing and customer service strategies as well as from a series of new products, which once again prove the role of BWT as a leader in technology. Our new generation softening series thus put new efficiency and ecological standards into operation, with considerable savings. In the Point-of-Use segment, we have also made significant progress. In contrast to Point-of-Entry, our traditional business area, where water is treated at the entry point of the household water supply pipe, Point-of-Use water treatment is applied at the tap. This includes table water filters, decarbonisation filters for coffee machines, vending machines, steam cookers and ovens, as well as drinking water dispensers.

The regional trend in revenues varied. While Northern and Central Europe fared well, there were significant declines in Southern Europe and, in particular, in Eastern Europe. On the other hand, the Point-of-Use and Service & Spare Parts segments saw a marked increase and now account for shares of 5.0% and 23.8% respectively in Group revenues.

Higher write-downs with non-recurrent effects resulted in lower EBIT of € 26.8 million compared with € 29.2 million in the previous year. The net result of € 23.1 million was 12.0% above that of the previous year due to the sale of an equity interest. The profit per share was € 1.32 compared with € 1.16 in the previous year. Operating cash flow reached a record € 49.7 million compared with € 28.1 million in the previous year and enabled our group of companies to further develop dynamically in a challenging economic environment.

In 2009, we continued our investment programme, focusing on PoU. For the innovative PoU product programme, we put several modern production facilities into operation in the area of table water filters in particular and had them successfully certified with regard to quality management and environmental management in accordance with ISO 9001 and ISO 14001.

Our expenses for research and development in 2009 amounted to € 10.8 million. The most important 2009 development projects within BWT's core business, i.e. the Point-of-Entry segment, include developments in smaller water softeners, based on a new design and new control and valve technology, as well as a new version for use in solar heating installations, AQA solar. The focus was also on expanding the existing coffee and vending machine filter programme to include the bestmax premium, bestmin and bestdemin versions. Following the marketing of bestmax premium filter candles, the new process presented to the market last year for enriching water with magnesium ions is now also being applied in the catering industry.

Minerals are physiologically important elements of drinking water. Calcium and magnesium in particular convey taste in drinking water. However, calcium, together with carbonates and sulphates forms salts, which do not dissolve easily, resulting in the formation of deposits in coffee machines. Magnesium salts are more soluble and magnesium, above all, gives drinking water a particularly good taste. Together with carbonates, magnesium creates a buffer which neutralises caffeic acid to the optimum degree. As a result of this buffering, the pH-value only becomes slightly alkaline, which maximises the swelling of the coffee bean – and thus fully extracts the aromas – resulting in a wholly new taste experience. With this innovation, BWT opens up new growth potential for the leading coffee roasters and coffee and vending machine producers.

In 2009, the international stock markets were able to recover significantly after reaching a low in the early part of the year. The US Dow Jones index rose by about 19%, the DAX by 24% and the Austrian ATX by 52%. The BWT share gained 76% and reached a level of just under € 20 at the end of the year. By participating in investor conferences and roadshows as well as in local bank events, we continued our active and open communications policy. However, risk aversion on the part of investors and the changes in the banking sector against the backdrop of the uncertainty in the economy overall left a clear mark.

In the field of industrial and municipal water treatment, two takeover transactions merit mention: With the takeover of the Christ Water Technology Group by Canada's GLV (and its subsidiary Eimco Water Technologies), a new transatlantic water technology group was formed, which offers comprehensive solutions for local authorities and industry. One interesting takeover in the water chemistry sector in 2009 was concluded by Dow Chemical with the takeover of Rohm & Haas, already announced in 2008 but put on hold in the intervening period.

I would like to take this opportunity to thank our Supervisory Board for its very constructive and active cooperation over the past year. I would also like to warmly thank all our highly motivated employees for their commitment. I am proud of this Best Water Technology team.

We will have to live with the effects of the financial crisis in the years to come as well, with, above all, high indebtedness globally and measures designed to revitalise public finances. Climate change, population growth, urbanisation, the increasing release of saline substances and water pollution as well as the adverse effects of substances of anthropogenic origin, greater awareness and increasing demands for clean water constitute challenges and growth opportunities for our Company. We will propose an increase in the dividend from last year's € 0.38 to € 0.40 per share to the Annual General Meeting.

Dear shareholders, business partners and friends of BWT, my sincere thanks to you for the trust you have placed in us so far. Safety, hygiene and health in our contact with water, the elixir of life, together with first-class water treatment, provide opportunities that we will seize. I would be delighted to see you continue along this path together with us in the future too.

Yours,



„ No wind favours him who has no destined port. “

We know which winds are favourable and where we have to steer our ship to.

We are "BWT – The Water Company", Europe's leading water technology group and we offer our customers the best technologies, products and services in all areas of water treatment – from the spring to seepage water. Our vision is to develop BWT into an internationally leading water technology group. We are achieving this within the framework of our growth strategy by developing BWT into the leading water brand – innovative, unique, and a world leader.

BWT Value Strategy

VISION

BWT – the international leading water technology group

STRATEGY
Growth

- through innovation
- through geographical expansion
- in existing markets with existing technologies
- through continuous business process optimization

FINANCING GROWTH
Long-term out of own cash flow





Water treatment with responsibility

B	–	Best:	The goal
W	–	Water:	The task
T	–	Technology:	The solution

BWT – The Water Company


BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

BWT – the leading European water technology group


BWT
BEST WATER TECHNOLOGY


HOH
BEST WATER TECHNOLOGY
BWT GROUP


permo
BEST WATER TECHNOLOGY
BWT GROUP


CHRIST
aqua
BWT GROUP


CHRIST
aqua
PHARMA & BIOTECH
BWT GROUP


BWT
water + more


zeta


fumatech
Funktionelle Membranen und Anlagentechnologie
BWT GROUP


Cillit
Water Technology



Supervisory Board



from left to right: Dr. Wolfgang Hochsteger, Dipl.-Vw. Ekkehard Reicher, Gerda Egger, Klaus Reinhard Kastner, Mag. Dr. Leopold Bednar

Mag. Dr. Leopold Bednar, Vienna – Chairman
Senior partner of CONplementation Unternehmensberatung GmbH.
Chairman of the Supervisory Board of BWT AG since 1991.

Dr. Wolfgang Hochsteger, Hallein – Deputy chairman
Lawyer and partner of law firm Hochsteger Perz Wallner Warga;
Deputy Chairman of the Supervisory Board of BWT AG since 1991.

Dipl.-Vw. Ekkehard Reicher, Oberalm
Consultant; member of the Supervisory Board of BWT AG since 1996.

Gerda Egger, Golling
Management Board of the WAB trust;
member of the Supervisory Board of BWT AG since 1996.

Klaus Reinhard Kastner, MBA, Munich
Branch manager of Raiffeisen Landesbank Oberösterreich Aktiengesellschaft,
Office Southern Germany; member of the Supervisory Board of BWT AG since 2001.

Serge Schmitt, Hagenthal-le-Bas, France
Member of the Management Board of Christ Water Technology AG.
Member of the Supervisory Board of BWT AG since 2002 until May 20, 2009

Management Board



Gerhard Speigner
Chief Financial Officer (CFO)
since 1996

responsible for the departments Finance & Controlling, Treasury, Information Technology, Law, Taxes and Risk Management.

Andreas Weissenbacher
Chief Executive Officer (CEO)
since 1991

responsible for the operating business and the departments Research & Development, Purchasing, Human Resources, Marketing and Investor & Public Relations.

„If a man does not know to what port he is steering, no wind is favourable.“

Our port: Globally leading know-how in all areas of water treatment



In our research institutes, we develop processes for filtration, limescale protection, softening, disinfection, dosing technology, membrane technology, ion exchange, adsorption, electrolysis, electrodialysis, electro-deonisation, which are utilised globally to achieve the highest water quality. By continually developing new revolutionary enabling technologies in our R&D laboratories, we are constantly setting new milestones in water technology. With our capacity for innovation and technology pipeline, we will work dynamically in the future too towards the internationalisation of our corporate group.



1957
Mineral dosing apparatus
1970
Ozone method
1979
Quantozon method for swimming pools
1981
GS-certified PN 16 protective filter
1983
Backwashing filter with suction ring backflushing system
1986
Duplex water softening plant
1988
Bipolar membrane for electrochemical dissociation of water
1995
DVGW-certified large-scale water softener
1996
Hydrocarbon composite membranes for fuel cells
1997
AQA total alternative limescale protection
1999
Partial stream O3 method for the removal of manganese from mineral water
1999
DVGW certificate for AQA total
2001
AQA total plus alternative limescale and corrosion protection
2001
Filter systems with PN 18 rating
2002
fumion® F perfluorinated polymers for low temperature fuel cells
2003
B-Safe hollow fibre membrane filter
2004
fumapem® A high temperature membranes for stationary fuel cells
2005
Biox and MDA methods for mineral water treatment
2005
AQA total Energy alternative lime scale and corrosion protection
2005
PairOx chemical-free disinfection of air humidifiers
2006
Septron Biosafe
2006
Hydrokat, catalytic combustion of hydrogen and oxygen in electrolysis facilities
Multifunctional chlorine dioxide generation
2006
fumapem® S carbon membrane for direct methanol fuel cells
2007
The ultimate in water technology – aqa perla and AQA total Energy
2008
Regenerating salt with integrated patented hygienic cleansing components – BWT SANISAL/SANITABS
Worldwide first arsenic table water filter
Professional PoU program
Heating protection program
2009
bestmax Premium, bestmin, bestdemin, AQA life, AQA smart, AQA solar

Milestones in water technology

BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

Water – Elixir of life and a global market

Water is more than H_2O. It is life and feeds life and is omnipresent in our everyday lives. Drinking water is water for human consumption. Drinking water is the most important "food". There is no substitute for it. Clean drinking water and water for sanitary purposes are a human right. For drinking purposes, every one of us requires 1.5 to 2 litres of drinking water per day. The actual water consumption at home is, however, at about 150 litres per head, far higher in the developed countries. According to the WHO, at least 25 litres per head are necessary for drinking, cooking and hygiene purposes.

Water consumption per head (in litres per day)



Sahel-Zone 20
India 25
China 86
Belgium 122
Germany 129
Austria 129
Denmark 138
Spain 145
United Kingdom 147
France 151
Finland 155
Poland 156
Netherlands 166
Sweden 188
Italiy 213
Switzerland 237
Canada 255
Australia 256
Norway 260
Japan 278
USA 295

Source: Federal Ministry of Agriculture, Forestry, Environment and Water Management (Austria)

Measured in terms of average water consumption, households account for approximately 15% of the total water consumption in developed countries. This water consumption is essentially divided into two areas: firstly, the water we consume directly as drinking water. However, this is only a fraction of the water used by households, as far more is used as part of everyday life, for example for washing, cooking, cleaning and flushing the toilet.

In addition to "blue" water, which can be used as drinking water after it has been treated, there is also the concept of virtual "grey" water, which is utilised directly or indirectly in the production of food or goods (John Anthony Allan). Water consumption of virtual water normally far exceeds the consumption of blue water. For example, about 75 litres of water are required to produce a glass of beer (0.25 litres), and about 140 litres are required for a cup of coffee, if the entire production process from plant cultivation and production through to transport and waste management and recycling (e.g. packaging) are factored in.

Taking Germany as an example, the WWF has calculated the total virtual consumption of water, including agricultural and industrial products produced within and outside the country. Once extrapolated to the whole population, it was determined that total water consumption amounts to 5,280 litres of water per person per day ("Germany's Water Footprint", WWF 2009).

BWT – The Water Company


WATER - a limited resource
HYGIENE and HOUSEHOLD
NUTRIMENT and LUXURY FOOD
MEANS of PRODUCTION
FOODSTUFFS
BWT

Source: BWT AG

Water is the elixir of life and of prosperity and accompanies us in all areas of life, around the clock. Water is used in an almost unlimited variety of areas of use and experience, including drinking water or the water in food and beverages, hygiene products, means of production and all kinds of consumables, for the production of goods in commerce, industry and agriculture, and as a relaxation and wellness medium for regeneration and recuperation. Hygiene, safety and health in contact with this vital resource are at the heart of BWT's work.

The Earth's water resources are limited and amount to about 1,400 cubic kilometres (Gleick, Shiklomanov). However, only 2.5% of this is fresh water, of which, in turn, only about 30% is available as surface water and groundwater, while the rest takes the form of ice and snow.


0.3% Lakes & river storage
Freshwater
2.5%
35,000,000 km³
30.8% Groundwater, including soil moisture, swamp water and permafrost
68.9% Glaciers and permanent snow cover
Saltwater
97.5%
1,365,000,000 km³

Source: Igor A. Shiklomanov, State Hydrological Institute (SHL. St. Petersburg) and United Nations Educational, Scientific and Cultural Organisation (UNESCO, Paris), 1999, Phillippe Rekacewicz, February 2006

As water is able to dissolve numerous substances in large amounts, it seldom occurs naturally in pure form. In the form of precipitation, rain or snow absorb carbon dioxide or other gases, as well as traces of organic and inorganic substances from the atmosphere. In contact with the soil, water reacts with the minerals in the soil and in rocks. Surface and groundwater primarily contain sulphates, chlorides and hydrogen carbonate of sodium and potassium as well as calcium and magnesium. Increasingly, however, substances caused by mankind are also found in water (e.g. plant protection agents).

The quality of drinking water is defined by standards set by the World Health Organisation (WHO), on which the EU's Drinking Water Directive (EU-Directive 83/98) and the national regulations on drinking water are based. Furthermore, there are national norms and certifications of processes and materials in the area of drinking water, such as the DVGW. The regulations stipulate, for example, the substances to be tested for in drinking water and the associated permitted threshold values (e.g. in µg/l) as well as the frequency of the measurements to be carried out. One problem is that not all possible or known contaminants can be identified by the analyses.

The WHO requires 200 substances to be tested for, due to their known effects on health. The German regulations on drinking water specify a total of only 33 substances that may possibly be present in water with their associated threshold values, which should be tested for in a full examination of drinking water. However, an indicator principle is implemented, so that the probability of contamination with related substances can be estimated in groups. Thus, escherichia coli stands for all faecal germs and the aggregate of mercury, lead and cadmium stands for all heavy metals.

Water is a life elixir and corporate mission of the stock-listed BWT Group. Global trends determine the water market and offer BWT unique growth opportunities for decades to come:

World Population Continues to Grow

According to estimates by the UN Population Division, the current world population of approximately 6.6 billion people is going to increase to 9.2 billion by 2050. Already today 1.1 billion people do not have access to clean potable water. Apart from the additionally required potable water, water requirements for food production are rising disproportionally.

More and More People Live in Cities

Not only has the number of megacities increased from 86 in 1950 to 387 in 2000, but their size has increased as well. More than 6 million people on average live in the largest 100 cities. According to the UNs' Millennium Development goals, more than 900 million people must be connected to a functio-





nal potable water supply system over the next 8 years and more than 1 billion to wastewater treatment systems to achieve the millennium goal of halving the number of people with insufficient access to safe drinking water by 2015.

Resources are Overused
Once mighty rivers today carry only a fraction of their former water volumes and groundwater levels continue to drop in some regions. Water overuse ("freshwater stress") has dramatic local consequences.

Obsolete and Overaged Infrastructures
Supply networks were established in industrialized nations as early as the 20th century. Potable and wastewater lines have a service life of approx. 60 to 80 years and many of them have reached the end of their serviceability. Also buildings might experience damages of pipes, fittings and devices (limestone, corrosion, etc.) due to lack of proper water treatment.

Increasing Water Quality Requirements
Not only does the population in many countries suffer from too little water being available, but also from an insufficient quality of what little is available. Nitrates, arsenic, heavy metals, bacteria, and other pollutants in surface and groundwater can lead to serious diseases and even death.

New Water Pollutants
Studies in Switzerland have shown that problematic chemicals continue to reach waters in spite of building wastewater treatment facilities. Toxic nitrogen compounds such as nitrite and ammonia, pesticides, and nitrates are increasingly detected in water treatment outlets after heavy rainfalls. Always new materials and compounds and hormone-active substances are an additional problem.

Health Consciousness Increases
Water is also a lifestyle product for many people. Today's consumer in Germany is able to select from among approx. 500 brand name bottled waters. The per capita consumption of bottled water in North America and Europe has grown by 60% between 1997 and 2004 and more than doubled in South America and Asia. Many people in those latter countries drink bottled water because they feel the quality of regular potable is insufficient.

Climate Changes
The global water supply and hydrologic balance will noticeably change in many regions over the next decades. According to the „Intergovernmental Panel on Climate Change," drought regions will continue to expand, heave rainfall events with flooding will increase, and glaciers and snow regions will recede and decrease.

Water – the market

Expected global water market is about $ 425 billion with on the long-term 4%–6% defensive growth opportunities. In developed markets such as the United States and Western Europe, the water sector should generate about 3%–5% growth, mainly from the required upgrades to the existing water and wastewater infrastructure. In developing markets such as China and India, the build-out of new water and wastewater infrastructure should drive 10%+ growth for at least the next five to ten years.

As the supply and demand imbalances become more severe, higher-technology water sectors are expected to see the highest growth in the global water market: filtration, ultrafiltration, desalination, water reuse and water testing. The target market of BWT Group includes small, compact water treatment products for households, buildings and industry. It's a market worth around $ 11 billion globally, with a potential average annual growth of 5%. Due to differences in market saturation an above-average growth can be expected on the emerging markets of Eastern Europe and Asia. While market structure is mainly dominated by local suppliers, BWT is one of global companies and it's a European market leader with ca. 30% share.

„Today, we are thinking about where the wind will blow from tomorrow. And we are acting accordingly."

What we develop today are the foundations for tomorrow.

As well as constantly further developing our point of entry product programme, the focus of our research activities in recent years has increasingly been on the development of new products in the area of point of use applications. We are therefore also providing our customers with technological know-how at the point of use for water in the form of table water filters for preparing tea and coffee, decarbonisation filters for coffee machines, water filters for baking and steam ovens and vending machines as well as water dispensers.


BWT Perfect Water
BWT Perfect Water
BWT Perfect Water

BWT at the point of use


BWT
BEST WATER TECHNOLOGY

Highlights 2009



BWT – The Water Company

- BWT extends technological leadership
- Launch of new innovations at the Point of Use and Point of Entry
- Sales 400.7 million €, EBIT 26.8 million €
- Strong operating cash flow: +77%
- New business segment: CHRIST AQUA Pharma & Biotech
- Equity ratio solid at 48.5%, level of debts fall to 11.7%
- Higher dividend at € 0.40 per share

BWT Value Strategy

VISION

BWT – The Leading International Water Technology Group

STRATEGY

Growth

- through innovation
- through geographical expansion
- in existing markets with existing technologies

FINANCING OF GROWTH

Long-term from organic cash flow


BWT
=
H2O
=
BWT

Management Report 2009

ECONOMIC ENVIRONMENT

In 2009, the world economy experienced a deep recession which caused a contraction in economic output amounting to approximately 4.0%, in terms of GDP, in the eurozone (compared with growth of 0.6% in 2008) and 2.5% in the United States (compared with growth of 0.4% in 2008). As a result of a wide range of state-financed aid measures implemented in all the major economies, entailing a substantial increase in national debt and the pursuit of a low interest rate policy on the part of central bank, the situation stabilised over the course of the year.

Following the recovery of the US economy in the third quarter of 2009, most European economies also found their feet over the summer (0.3% growth in the third quarter relative to the previous quarter in the EU-27 countries). However, there are significant regional differences, with signs of weakness in Northern and Eastern Europe (except for Poland) and moderately positive signals coming from Central Europe. Preliminary figures for the whole of 2009 show a 5.0% contraction of Germany's GDP compared with the previous year.

In Eastern Europe (EU-10), economic growth, measured in terms of GDP, fell from +4.1% in 2008 to –4.0% in 2009. Poland is an exception – with estimated growth from 1.4% to 4.9%, it has essentially avoided the effects of the recession. In some countries, however, the situation remains precarious, due to both weak economic growth and high levels of new borrowing and public debt. This applies to Iceland and Greece as well as some East European states (the Baltic states and Ukraine), which have seen their credit ratings downgraded or their solvency called into question. By contrast, the emerging-market countries in Asia have continued to grow, despite the global financial crisis and negative global economic trends, posting an estimated increase of 5.9% in 2009 compared with 7.2% in the previous year. China and India have both been able to maintain their growth rates at a very high level (8.7% and 6.5% respectively), while in Japan the recession has left a clear mark (contraction of 5.7%).

Growth in GDP (%)	2007	2008	2009*	2010*
Austria	3.5	2.0	–3.8	1.3
Germany	2.6	1.0	–5.0	2.0
France	2.3	0.3	–2.3	1.4
Italy	1.5	–1.0	–4.9	0.4
Spain	3.7	1.2	–3.6	–0.7
Switzerland	3.6	1.8	–1.4	1.6
Poland	6.8	4.9	1.4	1.8
Eurozone	2.7	0.6	–4.0	0.8
USA	2.1	0.4	–2.4	1.9
Japan	2.4	–0.7	–5.7	1.5

Inflation rate (%)	2007	2008	2009*	2010*
Austria	2.2	3.2	0.5	1.2
Germany	2.3	2.6	0.3	0.9
France	1.5	2.8	–0.1	1.1
Italy	1.8	3.3	0.8	1.5
Spain	2.8	4.1	–0.2	1.6
Switzerland	0.7	2.4	–0.5	1.1
Poland	2.5	4.2	3.7	2.8
Eurozone	2.1	3.3	0.3	1.3
USA	2.9	3.8	–0.3	2.1
Japan	0.1	1.4	–1.5	–1.0

*) *Estimated or preliminary figures; source: Bank Austria, IfW-Kiel, Eurostat*

In 2009, all the major central banks pursued an expansive monetary policy in order to alleviate money market strains and stimulate the demand side of the real economy. Key interest rates were, in general, sharply reduced – the European Central Bank cut its key interest rate to 1% and the US Federal Reserve and Great Britain cut theirs to between zero and 0.5%. The prices of most commodities rose more sharply in 2009 than ever before after a recession. The S&P-GSCI commodities index increased by 50% in 2009 – the largest increase since it was launched in 1970. Of all commodities, metals showed the largest increase, one driven by hope of economic recovery and by fears of inflation. Crude oil approximately doubled, from their low-point of USD 40 at the end of 2008 and beginning of 2009, to approximately USD 80 a barrel in January 2010.

Due to the poor economic outlook, the EUR/USD exchange rate weakened significantly, amounting to just over USD 1.25/EUR in March. In summer 2008, it was still as high as 1.61 and had reached new record levels. By the end of 2009, it staged a very strong recovery, rising to USD 1.50/EUR, before finally dropping back to 1.43. The currencies of smaller countries, which have been particularly affected by the economic turbulence, came under considerable pressure, but in most cases stabilised (e.g., the Hungarian forint) or even recovered relative to the previous year (e.g., the Polish zloty or the Czech koruna).

However, the nascent recovery lacks sustainability, as it has been hitherto driven by temporary factors, particularly national economic stimulus programmes. Investment restraint and unemployment (approximately 10% in the eurozone at the end of 2009) will continue to weigh on economic performance in 2010. In view of the patchy economic recovery, it is expected that the central banks will maintain key interest rates at their current low level, particularly since the threat of inflation cannot be determined yet. Consumer prices in 2009 are estimated to have increased by approximately 0.3% in the eurozone and to have fallen by 0.3% in the United States.

INDUSTRY ENVIRONMENT

While consumption largely acted as a stabilising factor in many economies, there were sharp declines in exports and investment. German exports sank by approximately 15% and corporate investment in machines, vehicles and other capital goods fell by approximately 20% in 2009. At the European level, orders for capital goods were still declining in October, down 15.4% year on year, although this was still an improvement on the mid-year decreases of approximately 30%.

In the construction industry, conflicting trends were apparent: In Germany, commercial construction, valued at € 29.8 billion in 2009, declined by an estimated 12.1% relative to the previous year. Public construction is expected to have significantly increased and reached at least the forecast figure of € 27.2 billion (+5.4%). This puts Germany's overall construction industry revenues for 2009 at € 81.6 billion, which corresponds to a decline of 4.7%. In Europe, the construction industry declined by 8.4% (for the Euroconstruct countries). Switzerland (+3.3%) and Poland (+5.3%) experienced the highest growth levels and Spain (–21.5%) and Ireland (–32.2%) showed the largest declines. European housing construction, down by 22.5% on average, was hit hardest.

On the new basis of new estimates of the Ifo Institute, the revenues of the German sanitation industry fell to € 15.6 billion in 2009, a 5.5% decrease relative to 2008 (€ 16.5 billion). While domestic business remained relatively buoyant, decreasing by 2.3% (from € 13.0 billion to € 12.7 billion), sales revenues generated abroad fell sharply by approximately 17%, to € 2.9 billion (from € 3.5 billion), much more than mid-year forecasts had predicted. Industry suffered the most as a result of this dramatic slump. In contrast, the specialist wholesale trade and small-scale traders profited from the almost stable domestic market. In this respect, the crisis has had a markedly different effect on the three levels of distribution.

The Ifo Institute predicts a slight increase in sales revenues in 2010 – the sanitation industry could grow by almost 3%, reaching € 16.0 billion. However, growth in Germany, forecast at approximately 2%

(to € 12.9 billion), is likely to be more modest than in other countries. The Ifo Institute believes that from the current much reduced level a recovery in foreign revenues of around 7% (to approximately € 3.1 billion) is possible.

We estimate the volume of the European market for water treatment systems, in the "residential" sector, at approximately € 1.5 billion, which indicates long-term average growth of between 3% and 5% per year. In contrast to the Point of Entry (PoE) segment, where traditional water treatment is applied to the water pipeline entering a building, the Point of Use (PoU) segment, where water is treated at the tapping point, still has a small market volume in Europe, though with higher growth rates. Outside Europe, particularly in emerging-market countries with inadequate water quality, an above-average rate of growth can also be expected.

COURSE OF BUSINESS IN 2009

In the difficult economic environment of 2009, the BWT Group focused on optimising working capital and therefore on cash flow generation. In 2009, the BWT Group achieved cash flow of € 49.7 million, a record level in the history of the company. The management of BWT's subsidiaries focussed important cost control and savings measures early on. As a result, stable personnel expenses (excluding the effects of acquisitions) and savings of more than € 6 million on other operating expenses were achieved. Group earnings were also improved by profits of € 4.5 million on the sale of a minority interest and improved interest earnings, which together were able to compensate for the negative effect of higher asset write-downs, the result of extraordinary impairment of real property and goodwill. Group earnings increased 12% on the previous year due to those inflows and to improved gross margins.

The Management Board would like to express its gratitude to all BWT Group employees for the extraordinary commitment they showed during the past, extremely challenging, financial year. Their dedication is crucial to the further success of the Group and its development into a leading international water technology corporation.

Revenues

In financial year 2009, the BWT Group generated consolidated revenues of € 400.7 million, a decrease of 2.3% on the previous year (€ 410.2 million). New activities, such as the pharmaceutical water treatment companies subject to consolidation from 1 October 2009, following the takeover of the Christ Group, and the subsidiary in Russia established at the beginning of 2009, contributed a total of € 11.3 million to Group revenues. After adjustment for these new activities, the decline amounted to 5.1%.

The individual business segments developed as follows:

Segment (in € millions)	2009	2008	+ / – %
Austria / Germany	172.4	172.1	+0.2%
France / Benelux	95.3	96.9	–1.6%
Scandinavia	43.2	45.0	–4.0%
Italy / Spain	31.8	34.2	–7.0%
Switzerland / Others	58.0	62.1	–6.6%
BWT Group	400.7	410.2	–2.3%

The slight increase in revenues in the Austria / Germany segment is due to the newly-acquired pharmaceutical water business. Without the revenues from that business, there would have been a decrease in revenues of 2.4%. Above-average decreases mainly occurred in the commercial technology business area, while the Point of Use business grew by 40%. The Service business also showed a positive trend, growing by 3%. FuMA-Tech GmbH, which conducts research and development activities related to fuel cell membranes, generated revenues of € 1.6 million in 2009 (compared with € 1.7 million the previous year).

The above-average (13%) growth in the Service and Spare Parts business and the 36% growth in the Point of Use sector largely compensated for the falls in revenues in the household and commercial technology sector in the France / Benelux segment.

Following growth of 6.4% in 2008, BWT generated revenues of € 43.2 million in Scandinavia in the past financial year, which represents a decrease of 4%. As in France / Benelux, the decline in revenues in Scandinavia was mitigated by the double-digit increase in the Service business and the Point of Use business, which was launched in 2009. The new pharmaceutical water business in Scandinavia contributed 3% to segment revenues.

The South European countries were more seriously affected by the poor economic climate in many sectors. The BWT Group also experienced a disproportionate fall in revenues (7%) in the Italy / Spain segment. The Point of Use business developed strongly, with growth of 61% achieved in Italy / Spain.

In the Switzerland / Others segment, the BWT Group experienced an overall decrease in revenues of 6.6% in financial year 2009, while the Service/Spare Parts business achieved an impressive increase of 21.7%. As in recent years, the Swiss company Christ Aqua managed to improve its revenues, primarily due to considerable growth of 6.3% in the Service and Spare Parts and Point of Use businesses. BWT's East European subsidiaries posted substantial revenue decreases of between 30% and 40%. The new Christ Aqua pharmaceutical water companies in Switzerland, Ireland and China have contributed a total of € 2.8 million to segment revenues since 1 October 2009. The first financial year for newly-established BWT Russia, which posted first-time revenues of € 2.6 million, was gratifying.

Overall, revenues in Eastern Europe declined to € 23.3 million (previous year: € 31.6 million). This region contributed 5.8% (previous year: 7.7%) to the Group's total revenues. The share in revenues generated in Asia in 2009 amounted to 2% or € 7.8 million (previous year: € 5.6 million), corresponding to a year-on-year increase of 39.3%. The BWT Group is encouraging the further internationalisation of its business by means of distribution partners. The pharmaceutical water business, which already has a stronger international representation, is to support this process of internationalisation.

As in the previous year, the Service and Point of Use businesses were growth areas for BWT 2009 too. The revenues of the Service and Spare Parts business grew by 9.3% to € 95.5 million, representing 23.8% of the Group's revenues (previous year: 21.3%). The Point of Use area, primarily thanks to the innovative BWT – Water & More coffee machine filters, contributed as much as € 19.9 million, i.e., 5% (previous year: 4.2%), to BWT's total revenues. In 2009, the Point of Entry business suffered due to the economic climate, particularly in relation to household and commercial technology products, posting a decrease in revenues of 6.6%.

As at 31 December 2009, the BWT Group had an order backlog worth € 77.6 million, compared with € 57.3 million a year ago. The increase of 29% is due to the new companies established in the Pharmaceutical and Biotechnology area. Excluding these orders, the backlog would have amounted to € 57.0 million, and would thus have been on the about the same level as a year ago.

Earnings

Despite a decline of 2.3% in revenues, BWT managed to improve Group earnings by 12%. This gratifying result was made possible by an improved gross margin, strict cost controls and the resulting savings in the area of personnel and other fixed costs as well as extraordinary income deriving from the sale of a minority interest.

Due to lower income from costs charged on and from insurance compensation, other operating income decreased from € 6.6 million to € 5.4 million. Own work capitalised mainly consisted of development costs to be capitalised under IFRS and a self-constructed resin regeneration station.

Taking into account the changes in the inventory of semi-finished and finished products, costs of materials decreased from 41.9% of revenues in the previous year to 39.6%. A better product mix, the easing of the tense situation on commodities markets and increases implemented in selling prices had a positive effect in this respect.

Personnel expenses increased year on year by 1.5%, from € 126.8 million to € 128.8 million. Excluding the newly-acquired companies in the pharmaceuticals business, personnel expenses amounted to € 126.5 million, i.e., € 0.3 million less than in the previous year. This development can be attributed to a prudent wage policy, strict recruitment rules and savings generated by falling employee numbers in Eastern Europe which, alongside savings on overheads, enabled positive operating results to be achieved in all key subsidiaries in the region, despite what was in some cases a considerable drop in revenues.

There was also a considerable increase in write-downs, due to extraordinary effects. Write-downs and impairment losses amounted to € 18.9 million in 2009, compared with € 11.0 million in 2008. Non-recurrent effects resulted from the impairment of goodwill for the Swiss company Christ Aqua AG and a French subsidiary, with the charges amounting to € 4.6 million. The impairment in the case of the Swiss company is directly related to the taking over of the pharmaceutical water business from the CHRIST Group. This is because the agreement provides that BWT can only use the CHRIST Aqua brand name until 2017. Due to impairment, this in turn led to a tax-effective reduction in the valuation of the investment in Christ Aqua AG and consequently, to an impairment of goodwill at the Group level. It was also decided that after various modification measures, Christ Aqua AG, Switzerland, would in the future be accommodated in the premises acquired in connection with the pharmaceuticals business transaction. The building it has thus far been using would therefore be no longer in use. The book value was adjusted to the estimated current market value, resulting in a further extraordinary write-down of € 2.4 million.

Other operating expenses decreased by € 4.7 million (6.0%), from € 78.6 million in the previous year to € 73.9 million. An increase of € 1.4 million is attributable to the newly consolidated pharmaceuticals companies. Assuming a comparable group structure, savings of € 6.1 million (7.8%) were achieved year on year. The largest items related to advertising (€ 1.2 million), car and travel costs (€ 1 million, mainly fuel), freight and warehousing (€ 0.7 million), external staff (€ 1.0 million) and exchange rate differences (€ 0.5 million, particularly PLN and NOK).

Due to higher write-downs of 8.3%, EBIT decreased from € 29.2 million (7.1% of revenues) to € 26.8 million (6.7%). However, due to the increased margin and savings on other operating expenses outlined above, EBITDA improved by 13.7%, from € 40.2 million (9.8% of revenues) to € 45.7 million (11.4%).

The financial income increased by € 4.5 million, due to profits on the sale of the 12.2% minority interest of HOH Denmark in Male Water & Sewerage Company Ltd., to € 6.5 million. A substantial decrease in net debt due to good cash flow and the lower level of interest reduced interest expenses by € 1.5 million, leading to a reduction in financial expenses from € 4.3 million to € 2.9 million.

Due to the improved financial result, pre-tax earnings increased by 12.6%, from € 27.0 million to € 30.3 million, thus amounting to 7.6% of revenues, compared with 6.6% in the previous year. The Group tax rate increased slightly, from 23.5% to 23.9%, mainly due to the cautious valuation of deferred taxes on existing loss carryforwards.

The earnings of the BWT Group increased by 12.0%, from € 20.6 million to € 23.1 million, thus amounting to 5.8% of revenues (previous year: 5.0%). The share in earnings of minority shareholders amounts to € 0.1 million (previous year: € 0.0 million), and BWT's Group earnings after minority interests increased by 11.5%, from € 20.6 million to € 23.0 million.

Due to repurchasing of shares, the average number of outstanding shares decreased in financial year 2009, from 17,745,489 in 2008 to 17,453,187. Earnings per share amounted to € 1.32, compared with € 1.16 in 2008 (+13.4%).

In view of the increase in Group earnings and the healthy balance sheet situation, the Management Board will submit a proposal to the next Annual General Meeting for a 5.3% increase in the dividend, from € 0.38 per share to € 0.40 per share.

Segment earnings

The individual business segments achieved the following results from operating activities before write-downs:

Segment EBITDA (in € millions)	2009	2008	+ / − %
Austria / Germany	19.1	16.4	+16.5%
France / Benelux	7.8	7.0	+11.4%
Scandinavia	7.2	6.1	+18.0%
Italy / Spain	3.9	3.8	+2.6%
Switzerland / Others	7.7	6.9	+11.6%
BWT Group	45.7	40.2	+13.7%

Taking write-downs into account, the following EBITs were achieved:

Segment EBIT (in € millions)	2009	2008	+ / − %
Austria / Germany	12.3	10.5	+16.8%
France / Benelux	4.1	4.7	−12.9%
Scandinavia	6.9	5.7	+21.5%
Italy / Spain	3.6	3.6	+0.4%
Switzerland / Others	−0.1	4.7	–
BWT Group	26.8	29.2	−8.3%

The EBIT margin in the Austria / Germany segment increased from 6.1% to 7.1%. The improvement in the margin combined with cost savings had a particularly positive effect in this segment.

Earnings before write-downs (EBITDA) also improved in the France / Benelux segment, from € 7.0 million to € 7.8 million, primarily due to the higher share of the Service business in revenues. Because it was necessary to recognise an extraordinary goodwill write-down of € 0.9 million, EBIT fell in 2009 to € 4.1 million. The EBIT margin is therefore 4.3%, compared with 4.9% in the previous year.

While revenues fell by € 1.8 million (down 4%), EBIT for the Scandinavia segment was € 1.2 million higher (up 21.5%) than in the previous year. The EBIT margin was 16.0%, compared with 12.6% in 2008. Improved earnings in Denmark, Sweden and Norway were responsible for this.

Despite a decrease of 7% in revenues and the extremely difficult market conditions in Italy / Spain, EBIT for this segment was maintained at the level for the previous year, i.e., € 3.6 million. The EBIT margin was 11.5%, compared with 10.6% in the previous year, and therefore remained significantly higher than the average figure for the Group.

The Switzerland / Others segment was particularly affected by the aforementioned extraordinary write-downs on real property and on the goodwill of the Swiss company Christ Aqua AG. Extraordinary effects in this segment amounted to a total of € 6.1 million. The strong operational development in the segment is evidenced by EBITDA, which increased by 11.6%, despite the considerable decrease in revenues (down by 6.6% in the segment). This gratifying increase in EBITDA resulted from the higher earnings in Switzerland, mainly due to the expansion of the service and watercooler business, the very good result of newly-established BWT Russia, and the earnings generated in Hungary and Poland, which were boosted by cost savings and exchange rate differences.

Development of assets and financial position

Satisfactory earnings in 2009 and our strong focus on optimising working capital led to a further improvement in our assets and financial position and in key indicators for the Group, such as cash flow, the equity ratio and debt ratio.

Cash flow from operating activities set an all-time record for the Company. A total of € 49.7 million was generated in 2009, an increase of 76.9% from the previous year's figure of € 28.1 million. Increased cash flow from earnings and a considerable decrease in customer receivables were the main reasons for this pleasing development, which enabled us to finance the increased investments related to the acquisition of the pharmaceutical water business, a further share buyback and the payment of a higher dividend from our own cash flow as well as to reduce our bank liabilities.

Cash flow from investing activities amounted to € –18.2 million (previous: € –17.5 million). We spent € 9.7 million on investments in intangible assets and property, plant and equipment in 2009 (previous year: € 16.6 million), which reflects the BWT Group's cautious investment policy in the past financial year. From the sale of a minority interest (mentioned above), the Group received approximately € 7.5 million, which also boosted cash flow from investing activities. By contrast, we spent a total of € 16.7 million on acquiring equity interests (investments) in 2009, compared with approximately € 3.0 million in the previous year. Most of that was spent on acquiring the pharmaceutical water business from Christ Water Technology.

In 2009, cash flow from financing activities amounted to € –28.7 million (previous year: € –12.4 million). This decrease resulted from the repayment of interest-bearing financial liabilities. In November 2009, the BWT corporate bond in the amount € 17 million, issued 10 years ago, was redeemed. A total of € 1.1 million was spent on repurchasing own shares in 2009.

Despite the significant expansion of our business operations through the takeover of pharmaceutical and biotechnology companies, we succeeded in further decreasing the BWT Group's net debt. Excluding social capital, it amounted to € 17.9 million (previous year: € 25.9 million). If we include liabilities related to pensions and severance payment claims, net debt amounted to € 42.3 million (previous year: € 48.5 million). Gearing (the net debt to equity ratio) improved from 18.8% to 11.7% excluding social capital, and from 35.1% to 27.6% including social capital. Net current assets decreased from € 73.5 million to € 57.7 million.

As a result of acquisitions, the consolidated balance sheet total increased by 11.6%, from € 282.2 at the end of 2008 to € 315.0 million. The equity ratio decreased from 49.0% to 48.5%. As at 31 December 2009, Group equity amounted to € 152.8 million, compared with € 138.2 million in the previous year.

Return on equity rose from 15.4% to 15.9% due to the increase in Group earnings at higher equity. Return on capital employed decreased, due to the higher equity and the decrease in EBIT, from 14.0% to 12.2%.

Employees

As at the balance sheet date, 31 December 2009, a total of 2,701 people were employed in the BWT Group in 21 countries (previous year: 2,389 in 17 countries). The increase in employment was due to the takeover of pharmaceutical and biotechnology operations (330 people) and the establishment of a new subsidiary in Russia (25 people). A utilisation-related reduction in capacity was carried out, mainly affecting BWT's East European companies. In Denmark, France and Austria, positions were also cut or departing employees were not replaced in connection with the cost-cutting programme.

1,325 people are employed in Austria / Germany (previous year: 1,158), 586 in France / Benelux (previous year: 590), 217 in Scandinavia (previous year: 213), 95 in Italy /Spain (previous year: 90) and 479 in Switzerland / Others (previous year: 338).

Interdisciplinary teamwork spanning the entire value chain at BWT brings together employees with different qualifications. From product developers and process engineers to production workers, from the assembly line to servicing and from procurement to execution, employees with technical, management, legal and other qualifications are assigned a wide range of tasks. The BWT Group's extensive water technology network in Europe offers employees and trainees a wide range of vocational training, professional development and career opportunities. The various working hours models that we employ, such as part-time work and telecommuting, ensure flexibility and enable employees to realise their individual life plans.

As has been the case since BWT was founded, there were no strikes or labour disputes in 2009. Social benefits vary from company to company and include canteens, supplements for voluntary pension insurance, health insurance benefits, free drinks at the workplace and similar schemes. There is no stock option programme in BWT. Management, field staff and other key employees participate in various profit share and bonus schemes, which vary locally.

Operating tasks are carried out by local companies, in line with our decentralised structure, while strategic tasks are the direct responsibility of the Management Board. Further important steps were taken in 2009 towards the implementation of the BWT sustainability strategy, particularly in human resources. A total of T€ 564 (previous year: T€ 560) was spent on external trainings in the BWT Group in 2009.

Our employees stand out due to their qualifications, commitment, responsibility, discipline, loyalty and good-natured cooperation in a "family style" working environment. They are the key to the further positive, sustainable development of our Company. Their knowledge, skills, input and achievements were crucial to BWT's continued success in 2009. For that, we would like to express our thanks and appreciation.

Environment

The Group-wide database installed in 2008 to collect data relating to the natural environment (resource consumption and emissions) was optimised in 2009, and key companies in the Group were provided with a comprehensive report. In general, however, the impact of BWT's operating activities on the environment, considering the size of the Company, can be classified as relatively minor. Approximately 1,100 vehicles, both company-owned and leased, are operated in the Group. BWT's product development and production process are based on a principle of economic and environmental optimisation and therefore make a valuable contribution to promoting sustainability in many areas.

Research & Development

The BWT Group has four research centres, which are associated with the production facilities in Austria, Germany, France and Switzerland. The task of employees in BWT's development departments is to create new products and processes and develop existing ones. The need to conserve resources, quality, functionality, security and cost optimisation are key considerations in all development work.

Besides coordinating the Group's development departments, the research and development department of BWT in Mondsee concentrated in 2009 on the development of new products for the Point of Use business segment. The focus was on expanding the existing coffee and vending machine filter programme to include the bestmax premium, bestmin and bestdemin versions. Following the marketing of bestmax premium filter candles, the new process developed last year for enriching water with magnesium ions is now also being applied in catering. Filter candles for hardening water (bestmin) and demineralising water (bestdemin) were also introduced into the market.

In the "table water filter" Point of Use segment, two further water pitchers, which can be fitted with a manual or electronic change display, were developed and put into serial production.

Another key task of the research and development department was to plan new production plants, particularly in the Point of Use area, so that in the future manufacturing can be carried out more efficiently and with maximum product quality in this growing sector of the market. In mid-2009, three fully automated plants for the production of table water filters were put into operation. All Point of Use production was certified according to ISO 9001 and 14001 in 2009.

In BWT's core business area, Point of Entry, the most important development projects of 2009 included work on the small water softeners AQA smart, AQA life (for single-family houses) and AQA solar (for use in solar heating installations), which are based on a new design and new control and ventilation technology. In France, the extensive softener programme was rationalised and reworked. 2009 also saw the market launch of the Aquium and Centurion water softeners, with a new design and new control technology.

BWT considers research and development to be one of the three main pillars of its growth strategy.

Reporting on key features of the internal control system with regard to the accounting process

Pursuant to Section 243a Par. 2 of the Austrian Commercial Code (UGB), as amended by the Company Law Amendment Act of 2008 (URÄG), management reports must describe the most important features of the internal control and risk management system with regard to the accounting process.

With regard to accounting, the internal control system (ICS) defines all processes to ensure that the accounting process is efficient and orderly. It reduces errors in transactions, protects assets from losses due to damages and fraud and guarantees that corporate procedures comply with the Company's statute, the Group's policies and applicable laws.

The control environment for the accounting process is characterised by a clear organisational structure and process organisation. All functions are clearly assigned to particular people (for example, in financial accounting or controlling) and the employees assigned to the accounting process have all the required professional qualifications.

In all accounting-related processes a four-eye principle is strictly upheld, provided the size of the company and available manpower permit it. The financial accounting system used in the Group mainly relies on standard software, which is protected against unauthorised access.

With regard to the financial accounting process, key accounting and valuation principles contained in a corporate guide (which is regularly updated) must be adhered to and applied by local units.

In keeping with the decentralised organisational structure of the BWT Group, the competent local managers are responsible for implementing and supervising the internal control system. A project aimed at creating a standardised Group-wide ICS was commenced in 2009, with a survey of the existing status. The corporate bodies of individual subsidiaries are required to document the compliance of control procedures by self-auditing (they are provided with standard ICS checklists). The Risk Management staff of BWT AG subsequently verify the compliance of auditing procedures through the local management. The completeness and correctness of accounting figures are also verified, both manually and with IT support, by means of samples and validity checks, and regular analytical checks are also carried out as part of corporate-wide controlling and within the framework of treasury. On the basis of detailed weekly, monthly and quarterly financial reports, deviations from budgeted values and values from the previous year relating to earnings and assets are identified and analysed.

Close cooperation with the Group's annual auditor, which guarantees uniform auditing standards through its international network, ensures that a comprehensive and efficient external audit of the annual financial statements is carried out. The audit committee has the task of monitoring the effectiveness of the control system.

With regard to the BWT Group's accounting process, the risk management system is applied to all processes in order to systematically identify, evaluate and regulate corporate risks. The BWT Group's risk policy is in line with its basic objective – to increase the value of the Company in a sustainable manner while avoiding any excessive risk. Risk management is part of the implementation of this strategy and falls within the remit of the Management Board.

The BWT Group's risk management system is based on a Group-wide risk management policy and is supported by "MIS Onvision" reporting software. The policy is designed to make possible early identification and the evaluation of existing and potential risks. Risks are identified in a structured process and are evaluated and regulated, taking into account both qualitative and quantitative features, according to their impact on individual business units and the probability of them occurring. When a risk is identified, responsibilities are assigned and potential risks are catalogued. In financial year 2009, Group-wide training was provided on how to apply the risk policy and for the risk policy software.

Risk Report

The main types of risk which could adversely affect the Group's assets, financial position and earnings are as follows:

As a leader in technology, we are continuously developing products and procedures that are based on new technologies, which in some cases can only be manufactured with the use of complex, sometimes new and expensive production technologies. Despite extensive testing, malfunctions cannot be ruled out. Besides the loss of customers and compensation claims, this could also affect the reliability rating of the Company's products and services and lead to a decline in demand in the business area concerned.

BWT has in the past carried out a series of acquisitions and established a number of new companies, and we assume that there will be further purchases in the future and/or that more new companies will be established. The possibility cannot be ruled out that purchases and/or company formations which have already been completed or will be completed in the future may be unsuccessful.

In particular, there is a risk of a failure to integrate companies that have already been acquired, or which are purchased in the future, into BWT's business operations and company structure, or to achieve planned synergy effects.

A significant part of BWT's success is based on the experience, contacts and knowledge accumulated by our managers and key employees. If managers or key personnel resign, it cannot be guaranteed that we will succeed in recruiting staff within a reasonable period of time who are sufficiently qualified and possess comparable know-how, and who thus ensure continued successful management of the Company. A similar risk also pertains to the management of BWT's subsidiaries.

The growth of the BWT Group involves a number of unknown and incalculable factors which could influence a forecast of future business development, including general economic conditions and our ability to exploit the potential of existing markets and expand into new ones.

The BWT Group's ability to continue its growth, to grow in line with the market or exceed it, and to open up new markets depends, among other things, on the development of its competitive position, its ability to finance this growth and the related costs, and its ability to successfully develop and market additional products and services. It also requires an adequate organisational and operational structure and related internal monitoring and control systems. The current economic situation, with the associated refinancing risk on the part of market partners, increases the risk of bad debt losses, which could exceed the amount of provisions already recognised.

BWT protects itself from the operating risks which arise from fluctuations in interest and exchange rates with derivative instruments, such as FX forwards and options or interest rate hedges. For more on this please refer to the Notes (Note 26).

The Management Board does not currently envisage any substantial risks which could endanger the Company's continued existence. However, in view of the current economic situation, particularly in BWT's key markets in West and East Europe, the possibility of revenues and earnings being lower than in previous years cannot be ruled out. If this happens, additional security is provided by BWT's solid equity situation and low debt ratio.

Information under Section 243a of the Austrian Commercial Code

BWT's share capital consists of 17,833,500 no-par value shares (previous year: 17,833,500), each of which represents an equal share in the share capital.

The Management Board does not know of any restrictions relating to voting rights or the transfer of shares.

Major shareholders of BWT Aktiengesellschaft are YSRO holdings B.V. with approximately 31.6% and WAB Privatstiftung with approximately 18.9%. The free float of 49.5% is held by Austrian and international investors. BWT's shares are listed on the Prime Market of the Vienna Stock Exchange under International Security Identification No. AT0000737705. In the USA, BWT's shares are traded on the OTC market via a Sponsored Level 1 ADR Programme operated by the Bank of New York.

The Management Board is not aware of any special control rights held by the shareholders.

There are no known substantial blocks of shares held by employees of the BWT Group. Like any other shareholder, employees holding shares are free to exercise their voting rights at the Annual General Meeting.

There are no regulations regarding the appointment and recall of members of the Management Board and the Supervisory Board or amendments to the Company's statute that are not derived directly from the law.

On the basis of the current statute of BWT Aktiengesellschaft and in accordance with the resolution of the Annual General Meeting held on 24 May 2007, the Management Board is authorised to increase the Company's share capital by issuing new shares until 20 June 2012, by up to € 8,916,500, i.e. to € 26,750,000.

A resolution of the Annual General Meeting held on 20 May 2008 authorised the Management Board to buy back the Company's own shares. In 2009, the Management Board exercised that authorisation and in the course of the year acquired a further 87,438 own shares. Together with the 312,419 shares it purchased in 2008, BWT Aktiengesellschaft therefore holds, as at the balance-sheet date of 31 December 2009, a total of 399,857 own shares. At the end of the year, the market value of the own shares amounted to € 7,753,227.23.

Article 29 of BWT's current statute states that the price reduction in the event of a mandatory offer provided for in Section 26 Par. 1 of the Takeover Act (Übernahmegesetz) is excluded. Apart from that, the Management Board knows of no significant agreements to which BWT is party which will become effective if control of the Company changes hands as a result of a takeover bid.

There are also no compensation agreements between the Company and its Management Board and Supervisory Board members or employees in the event of a public takeover bid.

Outlook

So far the generally prevailing uncertain market conditions and the economic downturn have not seriously affected the water treatment market. However, it is likely that the expected increase in unemployment accompanied by reluctance to invest among both consumers and commercial and public customers will also have a short-term effect on the water treatment market.

The management of the BWT Group will continue to make short-term responses to market developments. It will also continue to use the tools that it used to good effect in 2009 (control of working capital, a cautious investment policy and strict cost management).

In the new financial year, the BWT Group will continue to work hard on implementing its brand policy under the brand name "BWT – the Water Company". We have also set ourselves the goal of getting our brand "out of the cellar and onto the table" by expanding the Point of Use area. In other words, we aim to deliver the BWT brand as a specialist water treatment company to the consumer under the slogan "Health, Safety and Hygiene".

The BWT Group's excellent asset and financial position, with a high equity ratio and low net debt, puts it in a particularly strong position. In economically turbulent times, customers tend to trust more competent and stronger companies. The close customer relations that we have built up over the years, our strong service network and, most importantly, our motivated and highly qualified colleagues in the BWT companies are important factors in our continued success.

As in the previous year, it is difficult to forecast our earnings for the new financial year. Revenues will be boosted due to the consolidation of the pharmaceutical water operations (in 2009 only one quarter was included in consolidated earnings). However, the one-off positive effects in the financial result for 2009 will have to be compensated for in the new financial year by operating earnings. As far as is possible, more precise estimates will be given in the interim financial reports that we publish every quarter.

No events occurred after the balance-sheet date (31 December 2009) that were of particular significance for the BWT Group and would have led to its assets, financial position and earnings being presented differently.

Mondsee, 25 February 2010

The Management Board



Andreas Weissenbacher



Gerhard Speigner

„Sailing against the wind sometimes brings you to your destination more quickly than sailing with the wind."

We believe in the future of water as an energy carrier.


The energy crisis is the biggest challenge of our times besides the water crisis, and one that BWT has also risen to. Membrane technologies play a decisive role in this. BWT and its subsidiary FUMATECH, as component suppliers, deal with production of hydrogen and energy from hydrogen in fuel cells, as well as with reversible energy storage and generation in batteries.




BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

Membrane technologies in energy production and storage

Clean energy for the 21st century

Alongside the water crisis, the energy crisis is the greatest challenge of our time that BWT also has accepted. Membrane technologies will play a decisive role in this regard. BWT and its subsidiary FUMATECH are involved, as component suppliers, in the production of hydrogen, the production of energy from hydrogen in fuel cells and reversible energy storage and energy generation in batteries.

In view of rising emissions (CO_2, NO_X, SO_X, etc.), appreciable climate change and increasing global demand for energy, alternative energy sources and energy storage in batteries and fuel cells offer environmentally friendly solutions to the energy crisis. They will lead to changes in the sources of our energy, energy savings and dramatically improved energy efficiency, but will also require a wide range of measures in the area of private and industrial energy use.


WATLOW COLUMBIA
ANODE

This concerns both energy generation and distribution, as well as energy transportation, transmission and private consumption. Decentralized energy generation will play a key role due to enormous transmission and processing losses. Also important in this context is the use of carbon-dioxide-neutral renewable energies such as solar energy, wind energy, hydropower and biomass. However, as a rule, the use of renewable energy sources also requires new processes and technologies for energy storage, which BWT-FUMATECH has made one of its key development areas. In this respect, great importance is attached to the storage of energy in the form of hydrogen and the use of high-performance batteries such as redox batteries with fluid electrolyte or metal-air batteries.

For this future market, FUMATECH provides innovative fumion® polymers as well as fumapem® polymer membranes. Besides well known future markets for mobile use in motor vehicles, BWT and FUMATECH are focusing their ongoing operations on stationary energy production in domestic block heating power plants involving the use of high-temperature PEM fuel cells and storage of renewable energy from wind and solar power plants with the use of vanadium redox batteries and zinc-air batteries.

Products

As a manufacturer of polymers and membranes for energy storage, FUMATECH is able to offer tested products for all applications. These include both perfluorosulphonic acid membranes and non-fluoric hydrocarbon membranes. It has recently extended its product range to include anion exchange membranes for platinum-free fuel cells and membrane moisturiser (fumasep® BRM) for fuel cells.

Type of membrane	Operating temperature	Product	Energy carrier	Applications
Low temperature (Type 1)	up to 85°C	fumapem F, S	H_2	stationary, portable
Average temperature (Type 2)	up to 125°C	fumapem FZP, S	H_2	stationary, mobile
High temperature (Type 3)	up to 180°C	fumapem A	H_2, reformate	mobile, stationary
Direct methanol fuel cell (Type 4)	up to 70°C	fumapem ST, P	CH_3OH	portable

FUMATECH has strategically positioned itself as a component supplier. Well established manufacturers of membrane electrode assemblies (MEAs) and battery manufacturers are being targeted first as its potential customer base. This strategic goal will enable it to successfully combine the strengths of innovative development and a wide variety of patents with manufacturing experience related to the production of membranes for water treatment, a clear distribution-oriented approach and a minimum risk exposure.

Joint research projects continued

In order to guarantee the sustainability of the work in FUMATECH and ensure long-term protection of its market position, joint research projects initiated in the past were extended in 2010.

Key research and development partners in Germany include various institutes of the Max Planck Society, the Fraunhofer Society and the Helmholtz Institutes.

The objective of the current work is to optimise products for water-free operation at temperatures of up to 160°C and improve the performance of membrane electrode units based on new patented membranes made from sulphonated polysulphone.

As part of European research cooperation, FUMATECH has successfully set up several projects focusing on the use of fuel cells in motor vehicles. New projects aimed at manufacturing components for water electrolysis and for PEM fuel cells have also been successfully commenced. In a new project related to the mass use of fuel cells, the recovery of noble metals and polymer materials from aged fuel cell modules is being tested.

Motivated by changes in the biocide directive, BWT and FUMATECH have developed a new method of locally manufacturing disinfectants through the electrolysis of salt solutions, now commercialised under the FUMAGEN® brand. The new method of electrolysis has made possible the production of a salt-free hypochlorous acid, which will first be marketed for "Cleaning-in-Place (CIP)" systems in the food and drinks industry.


„In stormy weather, it is
important to hold your course."
determine our course.

For us as a publicly traded company, sustainability - in financial terms too - especially means managing the financial resources entrusted to us responsibly. Value creation and stability build up confidence among customers, market partners, employees, investors and financial partners.



€
million €
0.45
0.40
0.35
0.30
0.25
0.20
0.15
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0.05
0.00
300
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0
0.18 0.18 0.18 0.20 0.20 0.20 0.20 0.21 0.22 0.22 0.24 0.24 0.27 0.30 0.35 0.38 0.38 0.40[2)]
24.2 28.4 47.2 53.6 62.9 74.2 84.7 85.3 97.9 111.2 123.4 124.3 137.7 93.3 109.2 129.6 138.2 152.8
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005[1)] 2006 2007 2008 2009
1) Spin-off of Christ Water Technology Group
2) Proposal to the AGM
Equity (right scale)
Dividend



BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

Sustainability

Designing and selling ecologically and efficiency optimized products have been the philosophy and mission of BWT since its incorporation in the year 1990. The ecologically and economically optimized products with origin BWT offer sophisticated, environmentally friendly technologies saving water, active chemical agents and energy and securing safety hygiene and health in contact with the elixir of life - water.


ECONOMY
ENVIRONMENT
BWT
BWT - The Water Company
SOCIAL & ETHICAL PERFORMANCE

„Corporate Social Responsibility"(„CSR", also known as corporate social responsibility) is the voluntary contribution of businesses for a sustainable development. According to the European Commission CSR is a concept whereby companies integrate social and environmental concerns into their business operations and in their interaction with their stakeholders on a voluntary basis.

One of the first and most important global initiatives, which asked leading private sector companies as central partners to solve social and environmental challenges, is the United Nations Global Compact which was launched in January 1999. UN Secretary General, Kofi Annan, invited business executives to take part in this international initiative at the World Economic Forum (WEF) on January 31, 1999. The vision of the Global Compact is to create a more sustainable and fair world economy to improve the living situation of humans on the planet. The businesses are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. In all areas of principles, BWT has taken measures of implementation.

Human Rights

- Principle 1: Businesses should respect and support the protection of internationally proclaimed human rights.
- Principle 2: Businesses should make sure that they are not complicit in human rights abuses.

Labour Standards

- Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.
- Principle 4: The elimination of all forms of forced and compulsory labour.
- Principle 5: The effective abolition of child labour.
- Principle 6: The elimination of discrimination in respect of employment and occupation.

Environment

- Principle 7: Businesses should support a precautionary approach to environmental challenges.
- Principle 8: Undertake initiatives to promote greater environmental responsibility.
- Principle 9: Encourage the development and diffusion of environmentally friendly technologies.

Anti-Corruption

- Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery.

Sustainability at BWT

Principles, mission and strategy

BWT – BEST WATER TECHNOLOGY – is our identity and our program		
The Goal:	Best	Performance and achievements
The Task:	Water	Safety, hygiene and health in the water
The Solution:	Technology	Optimization of economy and ecology

Our vision reads: „BWT – the leading international water technology Group". Our strategy is growth through innovation, geographical expansion, and growth in existing markets with existing technologies.

As a sustainable oriented company the BWT phrases goals and strategies for all stakeholders:

Customers:
Our thinking and acting is customer-oriented, based on a long-term partnership and continuous evaluation of customer requirements with the goal of finding the best possible solution.

Employees:
Our employees and their motivation are a key factor to our success and we specifically encourage their further development. Our managers lead and motivate their teams encouraging creativity, fairness, discipline, commitment, persistency and efficiency for happiness at work. We offer performance related pay, international career opportunities, training and a family working climate.

Market partners:
We work together with suppliers, service partners and others for the benefit of our customers creating win-win situations. With our market partners we maintain partnerships based on fairness, respect and reliability.

Society:
We are responsible to the government and its authorities for complying with all statutory regulations including payment of taxes and social security and other contributions. Further, we positively influence the local community at our company sites.

Environment:
With our products we create an important contribution for the alleviation of the shortage and for the security, health and hygiene in daily contact with the elixir water. With our acting, our processes and products we aim at a reduction of energy reduction and environmental pollution.

Investors and banks:
Financing of our growth should be done by the company's own cash flow. We offer our providers of capital high credibility, responsible use of funds and reliable interest and redemption. As a stock listed company, we offer shareholders a return as high as possible at moderate risk as possible.


Customers
Employees
Market Partners
Society
Environment
Investors and Banks

Sustainability-Progress-Report 2009

A goal of the BWT-Sustainability-Initiative is to embed consciousness of the responsibility for our resources, the environment, our employees, customers and the society in daily, entrepreneurial acting. In 2009, the BWT Group took further steps to advance implementation and measures. Coverage of the company-wide implementation of the Sustainability-Reporting in the Management-Information-System (MIS) on the basis of the reporting standard of the Global Reporting Initiative (GRI) was raised markedly (>90%) and a practicable monitoring instrument for the management was created. Again considerable progress could be obtained in the individual Stakeholder-Responsibilities, as explained in the following.

Organizational framework

In 2006, BWT's CSR project was created with a project team at Group level. In terms of organization, BWT set the goal of making CSR an integral management function, whereby the management of the Group companies in the particular functional responsibilities and the Management Board are in charge. At Group level, CSR functions are assumed by the department Investor Relations in charge for the development of CSR instruments, data collection (CSR-controlling) and elaboration of suggestions. The internationally recognized GRI template was chosen as the reporting standard and integrated into the established reporting and controlling management systems. Existing certifications (eg ISO 9001 and ISO 14001, SA 8000) and other management systems formed an important link. Further steps included the enhancement of the CSR indicator system, systematisation of the stakeholder dialogue and the definition of CSR area targets.

The BWT stakeholders

Important stakeholders for BWT were identified as: customers (in particular wholesalers, plumbers), employees, suppliers (market partners), the environment, society and capital donors like banks and investors. The following diagram illustrates and substantiates the dimensions of our stakeholders. Data are preliminary for 2009 (December 31st, 2009).

BWT operating function	Stakeholder	BWT-Stakeholder
Finance	Providers of capital (Investors, Banks)	2 major shareholders, 49% free float, ~50 inst. investors; total € 11 million dividends, share buy-back, interest
Personnel	Employees	2,701 employees at over 40 sites, 99% in Europe, € 129 million labor costs
Research & Development	Environment (Product effects)	Economically and ecologically optimized water treatment products and procedures
Purchasing	Market partners (suppliers)	Purchasing volume: € 233 million, several thousand suppliers
Production	Environment	4 production sites: Mondsee (A), Schriesheim (D), Paris (F), Aesch (CH); motor vehicles
Marketing & Service	Customers and distribution partners	Sales: € 401 million with wholesale, retail customers, planners, architects, businesses and municipalities
BWT-Group total	Society	Authorities, social security institutions; taxes, duties legal fees, social security, levies, charity: € 35 million

Customers

Our customers include wholesalers, plumbers, architects, planners and a large number of businesses and industrial companies from virtually all branches of industry as well as municipalities (e.g. hospitals). We generate 98% of our sales in Europe. An important indicator for BWT is the regular measurement and analysis of customer satisfaction which has shown a stable, positive outlook at a high level in recent years. Quality management in accordance with ISO 9001 is implemented at the largest sites of the Group and in the process of being implemented on further sites. Systematic Customer Relationship Management (CRM)-systems enable improved customer service.

Employees

CSR instruments for the stakeholder employees are assigned to the activities of the Human Resources departments and management respectively. Key topics include employee dialogue (development reviews, satisfaction surveys), employee safety and health, education (trainings), gendering (the share of female employees is only 26% currently) and performance related pay. As has been the case since the incorporation of BWT, there were no strikes or labour disputes in 2009. In the year 2007, a group-wide Code of Conduct was established for employees. Together with General Purchasing Conditions for suppliers the regulations cover labour conditions and social standards (relating to SA 8000) as well as a prohibition of bribery. Implementation of regulations is done on a local level under responsibility of the middle management.

Suppliers

BWT sustainability principles shall be complied with across the entire supply-chain. Supplier auditing is geared towards sustainable dialogue and partnership helping suppliers to improve their performance. The new BWT purchasing conditions (June 2008) include also ethical and environmental standards, eg the abolition of child labour, discrimination and corruption as well as environmental conformity in particular with respect to packaging. A systematic Supplier Audit System is under construction.

Environment

Environmental data concerning the consumption of resources (energy, water, etc.) as well as emissions (waste, waste water, etc.) are collected since 2008 at all main production sites. The year 2009 was marked by the evaluation of our ecological effects ("footprint") in the individual areas energy, input materials, water, emissions and waste and the development of precise measures to better control them. In the year 2009, a quality and an environmental management system was introduced and successfully certified for the Point-of-Use activities (ISO 9001 and ISO 14001). In the fourth quarter, the pharma water activities "Christ Aqua Pharma & Biotech) were first included in the Group.

CO_2 emissions are primarily caused by the company's fleet of vehicles, while the rest mainly come from heating buildings. At the production sites, approximately a quarter of the heating energy is won from renewable energy resources. The proximity to customers requires an intensive employment of cars used by employees, particularly in marketing and service. According to preliminary calculations for 2009 the BWT Group produced approximately 8,640t of direct CO2 and 2,060t of indirect CO2. As a result of the expansion and new acquisitions an increase is foreseeable which, however, should be limited by the acquisition of more economical vehicles and newer engine generations. The European Commission is planning a limit of 130g/km for new cars for 2015.

Society

The highly positive product effects of the BWT product portfolio and the topics of safety, hygiene and health and "water" enjoy a high level of awareness in society. As a tax payer, in 2009 the BWT Group paid roughly 24% (previous year 23%) of its earnings in taxes (€ 7.2 million). Moreover, other taxes and charges were € 3.0 million (previous year: € 2.5 million) and the social security contributions € 24.5 million (previous year € 23.8 million). As has been the case for many years, relief projects were also carried out in 2009, which included financial donations and the personal dedication and commitment of BWT employees for projects in developing countries as well as employees in need.

Investors & banks

Please refer to the chapter on "The BWT share & investor relations" as well as the financial section which provides a report on our performance and activities for investors.

The BWT share

Data and facts about the BWT share	
Number of shares	17.8335 million*, issued to bearer
Free float	49.5%
ISIN	AT0000737705
Bloomberg code	BWT AV
Reuters code	BWTV.VI
Main trading center	Vienna Stock Exchange
ADR program	Level 1, 1 ADR=1 share, Bank of New York Mellon
Minimum price 2009	€ 10.26 (as at March 26, 2009)
Average price 2009	€ 15.36
Maximum price 2009	€ 21.84 (as at November 17, 2009)
Year-end price 2009	€ 19.39
Market capitalization	€ 346 million (as at December 30, 2009)
Trading volume per day	31,367 shares (double counting, Vienna Stock Exchange, 2009)
Trading turnover per day	0.482 million (double counting, Vienna Stock Exchange, 2009)
Index membership	ATX Prime, ViDX, WBI, S&P Global Water Index, NX-25 (ÖKO-INVEST), NAI (Natur-Aktien-Index), VÖNIX, Global Challenges Index (oekom) etc.
Broker research	UniCredit (CA-IB UniCredit), Erste Bank, HSBC Trinkaus & Burkhard, Goldman Sachs, Cheuvreux

Shareholder structure

YSRO B.V. 32%
Free float 49%
WAB trust 19%

Domestic 33%
Abroad 67%

* *thereof roughly 0.4 million treasury shares as at December 31, 2009. More information ont the BWT share buyback on www.bwt-group.com in section Investor Relations.*

Information per share	2009	2008	Change
Earnings (€)	1.32	1.16	+14%
Dividend (€)	0.40*	0.38	+5%
Book value (€)	8.57	7.75	+11%
P/E maximum	16.5	31.0	–
P/E minimum	7.8	8.6	–
P/E year-end	14.7	9.5	–

* *Proposal to the Annual General Meeting*

Index performance 2009 (in %)



ATX Prime 52.1%
ATX 42.5%
SMI 18.0%
TecDAX 60.8%
DAX 23.8%
DJ Euro Stoxx 50 21.0%
Nikkei 225 19.0%
Dow Jones Industrial 18.8%
NASDAQ Composite 43.9%
S&P Global Water Index 32.7%
FTSE4Good Global Index 29.2%
DJ Sustainability Index 30.3%
Natur-Aktien-Index 57.1%
VÖNIX 38.8%
BWT Aktiengesellschaft 76.3%
0%
20%
40%
60%
80%
100%

The BWT share in 2009

Initially, price performance on the stock exchanges was also affected by the strong recessionary economic trend that lasted into the first quarter of 2009 and by the uncertainties during the slide that began in 2008. The crisis, which was initially still pronounced in the financial sector and characterised by large-scale bank failures, spread rapidly to the economy as a whole. The sharp cuts in interest rates and government rescue measures as well as interventions by the central banks brought about stabilisation and, in March 2009, a significant recovery commenced on the equity markets.

The major US stock exchanges, measured in terms of the Dow Jones Industrials Index, managed to recover again significantly and gained 19% from January to December 2009. The close-of-year figure of 10,428 compares with a low of 6,547 points on 9 March and a high for the index of over 14,000 points attained in October 2007.

In Germany, the DAX rose by about 24% in the period under review to reach 5,957 points, having hit a low of 3,666 in March 2009. After tumbling 62% in 2008, the Austrian ATX, which experienced a disproportionate sell-off, also managed to post disproportionate gains, rising to 2,496 points to close 43% higher year-on-year at the end of December 2009. The low for the year was 1,412 points.

The BWT share rose 76% in 2009, after once again testing the low of December 2008, which was 10.26 euros, at the end of March 2009.

Within the ATX Prime Index, the BWT share ranked 24th in terms of market capitalisation and 26th in terms of trading volume. With a trading turnover (annual volume of money) of about € 120 million and an average market capitalisation for the stock's free float of € 346 million, the share once again gained liquidity in comparison with the previous year. The average daily turnover of 31,367 shares was, on the other hand, down 8% on the previous year.

As of April 2008, a share buyback was executed in the light of falling prices and in order to optimise the capital structure. By the close of 2009, 399,857 own shares or 2.24% of outstanding shares were repurchased, which entailed an investment of € 6.4 million. The authorisation to buy back shares is to be renewed at the Annual General Meeting (26 May 2010).

Despite significant growth – over the past 10 years, revenues have grown by an average of 6% per year – BWT is committed to a stable dividends policy. During the past 10 years, about 30% of net profit has been distributed to shareholders on average. In 2009, the dividend payment was 28%, and therefore € 6.8 million was distributed to shareholders. Despite the weaker operative result, the Management Board will propose the upcoming Annual General Meeting to raise the dividend to € 0.40 per share.

The Vienna Stock Exchange was able to stage a recovery again during the past year, but saw high volatility due to its exposure for investors in Eastern Europe. The turmoil in the financial sector resulted in appreciable shifts among active groups of investors. While the number of traders directly admitted to the Vienna Stock Exchange did not change materially (92, compared with 89 in the previous year), the proportion of small investors and passive funds has increased sharply at the expense of hedge funds and sovereign wealth funds. The market capitalisation of all domestic equities rose from € 52 billion to about € 77 billion, while trading turnover declined dramatically, plunging by 49%.

Against the backdrop of appreciable climate change, the rapidly progressing industrialisation of whole regions and the related consumption of limited resources and pollution, as well as social disparities, mean that sustainability and corporate social responsibility are constantly gaining in importance. On the capital markets, more and more investors are focusing on socially acceptable, environmentally-friendly and therefore sustainable criteria for their investments.

According to the Sustainable Business Institute (SBI), the supply of sustainable public funds in Germany, Austria and Switzerland grew in 2009. As at 31 December 2009, 313 funds were admitted to trading in the German-speaking countries, whereas at the end of 2008, there were only 274. The volume has also increased: Thus, the SBI states that volume amounted to approximately 30 billion euros as at 31 December 2009, while at the end of 2008, it totalled 21 billion euros. Thirty-one funds with a volume of approximately 790 million euros were launched in 2009: Furthermore, towards the end of 2008, 29 funds were added, which were either admitted in other countries or have recently taken sustainability criteria into consideration. Thirteen equity funds, six bond and two mixed funds have been closed or combined with other funds since the start of the year.

The BWT corporate bond

In November 1999, a corporate bond (WPKN 353770) with a total nominal amount of € 17 million, divided into 17,000 bearer bonds of equal rank and each representing a nominal amount of € 1,000, was issued. The term was 10 years and the annual coupon was 6.875%, payable on 17 November of each year. The bond was redeemed on 17 November 2009 at its nominal amount.

Investor Relations

Since the IPO in 1992, we have been maintaining an open and fair dialogue with our investors. Investor Relations is directly assigned to the Management Board. The goal of our IR work is to create the truest and most faithful picture possible of the Company and its development potential on its markets and therefore, provide a good information basis for a long-term decision to invest in our Company. A transparent information policy, our commitment to the Austrian Corporate Governance Code and an active approach to investors form an integral part of this strategy.

Analyses of the BWT share were published in 2009 by the following banks: Unicredit (CA-IB), Erste Bank, Goldman Sachs, Crédit Agricole Cheuvreux and HSBC Trinkaus. In order to further improve investors' familiarity with the BWT share and its unique positioning, in 2009 we participated in a total of 6 (previous year: 10) international investors' conferences and roadshows. An up-to-date roadshow calendar can be found on our website, as can further, comprehensive information about the BWT share.

BWT price chart 2009


Share price (€)
Trading volume
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1,000,000
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450,000
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300,000
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200,000
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100,000
0
January 09
February 09
March 09
April 09
May 09
June 09
July 09
August 09
September 09
October 09
November 09
December 09

Source: Vienna Stock Exchange

Information and contact:

Website:	www.bwt-group.com/en/investor-relations
Investor Relations:	Ralf Burchert, CEFA
Shareholder telephone:	+43 (0) 6232/5011-1113
E-Mail:	investor.relations@bwt-group.com

Employees

Just as water is our daily elixir of life, our employees are the elixir of BWT. Their customer-oriented, entrepreneurial and sustainable way of thinking and working enables BWT to be Europe's leading water technology group.

BWT Group is comprised of 60 subsidiaries with the nine pharma company sites and 400 new employees being included as of October 1st 2009. Staff was almost unchanged at most of the existing group companies. In total, 2,701 employees (2,816 persons) were working for us in 21 countries as at December 31st, 2009 (2,389 employees in 17 countries in the year before) representing an increase of 23% over 2006. Average staff growth over the past three years was 7% per year and so the current share of employees with a short tenure at the BWT Group is relatively high. In terms of job functions, new jobs were created in service, engineering and production. 1,325 (previous year: 1,158) employees work in Austria/Germany, 586 in France/Benelux (previous year: 590), 217 in Scandinavia (previous year: 213), 94 in Italy/Spain (previous year: 90) and 479 employees in Switzerland/other countries which include among others Eastern Europe and China (previous year: 338).



Interdisciplinary work in teams across the whole value-generation-chain at BWT is bringing together people with various qualifications. From product development and process engineering to production, from assembly line to service, from procurement to execution, employees with technical, management, legal and other backgrounds are faced with diversified tasks. The large and broad water technology network of the BWT Group in Europe offers employees and trainees opportunities for development, vocational training and advancement. Moreover, various working time models like part time and home office ensure flexibility and enable realization of individual balance of life.

Operating tasks are carried out in local companies, in line with our decentralised structure, while strategic tasks are the direct responsibility of the Management Board. In 2009 further steps were made towards implementation of the BWT sustainability strategy in the HR area like a new trainings programme.

Our employees stand out due to their qualifications, involvement, responsibility, enthusiasm, diversity, loyalty and value-oriented cooperation in a family working atmosphere. They are the key to further positive, sustainable development of our company. Their knowledge, their skills, their input and their achievements also enabled the success of our company in 2009. For that, we like to express our thanks and appreciation.



„ Teamwork enables quite ordinary people to achieve quite exceptional results. “

Our employees are the most important building block in our innovative culture.

Shared corporate values create an open, sympathetic, growth-driven corporate culture, which motivates us to achieve the best for our customers, our partners and our shareholders as well as makes a decisive contribution to our success.

Values, which **unite** us – Values, which **touch** us!

Our Vision

„BWT – the international leading water technology group"

we are realizing with the development of BWT to the global WATER BRAND – innovative, unique and worldwide leading.

Common corporate and brand values create an open-minded, likeable, growth-oriented corporate culture which motivates our employees to give their best.


CREATIVITY
FAIRNESS
DISCIPLINE
COMMITMENT
PERSISTENCE
EFFICIENCY
BWT
INNOVATION
DYNAMICS
SUSTAINABILITY
SAFETY
HYGIENE
HEALTH

Employees – We live happiness at work
Creativity Fairness **Discipline** Commitment **Persistence** Efficiency

Company – The Water Company
Innovation **Dynamics** Sustainability

Products – Best Water Technology
Safety Hygiene **Health**



BWT – The Water Company


BWT
BEST WATER TECHNOLOGY

BWT – The Water Company

Corporate Governance Report

Corporate Governance comprises all measures (structures, processes and rules) to ensure that actions of management and employees of a company are consistent with the interests of the shareholders. Since going public in 1992, BWT has been pursuing the goal of sustainable ecologically and economically-oriented value generation.

BWT complies with the Austrian Corporate Governance Code, a regulation framework of standards for sound management and supervision of the company. This includes the standards of good corporate management common in international practice (OECD Principles, EU Transparency Directive) but also the important significant provisions of Austrian corporation law in this respect (Börsegesetz, Gesellschaftsrechtsänderungsgesetz 2005, Unternehmensrechtsänderungsgesetz 2008). This enables a high level of transparency for all stakeholders of the company. The Code is publicly accessible on the homepage of the Austrian Working Group for Corporate Governance on www.corporate-governance.at.

To avoid insider trading, a policy based on the Emittenten-Compliance-Verordnung (ECV – Regulation on Compliance for Issuers, current version: 2008) of the Austrian Financial Market Authority has been in place at BWT since 2002 and is implemented in the company by the Compliance Officer. The Code of Conduct which came into force in 2007 is aimed at all employees and includes all the principles of conduct. It provides guidance on the fundamental ethical and legal duties of BWT employees.

The new Corporate Governance Code 2010 has now come into force – an evolution of the first version formulated in 2002 and amended in 2006 and 2008. The improvements primarily relate to the Supervisory Board regarding transparency and independence and compensation..

The Code comprises three rule categories:

1. Legal requirement ("L") – including compulsory regulations
2. The "C" rules (Comply or Explain) in the Austrian Code of Corporate Governance are to be followed; any deviation must be explained and the reasons stated in order to comply with the Code
3. Recommendation rules ("R")

BWT applies the Corporate Governance Code in the version 2010 in full with the following explanations:

The Executive Board

The Management Board consists of Mr. Andreas Weissenbacher, born 1959, Chairman of the Executive Board since 8/1/1991 of BWT AG; Mr. Weissenbacher is responsible for the operational business and for the departments Research & Development, Purchasing, Human Resources, Marketing and Investor & Public Relations. Mr. Gerhard Speigner, born 1960, since 1/5/1996 Chief Financial Officer is managing the departments Finance & Controlling, Treasury, Information Technology, Law, Taxes & Risk Management. Both members of the Management Board are appointed until 20/9/2010. This organization allows a high flexibility and an efficient operation in the Management Board.

The share of female employees of the BWT Group is roughly 28%, the share of management roughly 18% and in the Supervisory Board 20%. Gendering measures include opportunities to better balance job and family like flexible working time (eg part time work) and home office.

The Supervisory Board

The Supervisory Board is composed of five members with high and long term experience in business administration and legal affairs elected by the General Meeting. Two members have been serving for more than 15 years. All members are Austrian citizens.

Supervisory Board member	First appointed	End of current term
Dr. Leopold Bednar (Chairman, born 1948)	5 July 1991	2011
Dr. Wolfgang Hochsteger (Deputy, born 1950)	5 July 1991	2011
Gerda Egger (born 1964)	24 May 1996	2011
Dipl. Vw. Ekkehard Reicher (born 1941)	24 May 1996	2011
Klaus Reinhard Kastner (born 1949)	23 May 2001	2011

Independency of the Supervisory Board

"Independent" in the sense of the blanket clause of Rule 53 refers to Members of the Supervisory Board whose business or personal relationship with BWT AG or its Management Board does not constitute a material conflict of interest allowing the Member's behavior to be influenced. The criteria for independence are set in accordance with the guidelines of the Corporate Governance Code (Annex 1). The Supervisory Board thus comprises the following independent members: Dr. Leopold Bednar, Klaus Kastner MBA.

Committees and activities of the Supervisory Board

The Supervisory Board of BWT AG is made up of experts of various disciplines with regular meetings on issues like strategy, balance sheet and personnel of the Group. Within this scope, the Supervisory Board of BWT AG is also involved in important decisions of the Management Board as an advisory body.

Apart from the Audit Committee there is no committee established by the Supervisory Board of BWT AG. The following persons of the Supervisory Board form part of the Audit Committee: Dr. Bednar as Chairman, Ms. Egger and Mr. Reicher. The Audit Committee held 2 meetings in the year 2009 at which the year-end accounts and analysis and the internal control, revision and risk systems were discussed.

In the year 2009, the Supervisory Board held 4 ordinary and one extraordinary meeting/s. The average rate of presence was 92.7%. No Member of the Supervisory Board attended less than 50% of the meetings. The main activities of the Supervisory Board in the reporting period are detailed in the Report of the Supervisory Board.

Internal auditing

The internal auditing duties are being performed by the Risk Management, Group Finance, Group Controlling and Group Treasury departments. The Management and Supervisory Boards are given regular reports about important results of these auditing activities.

Report on the compensation of the Management Board

Management Board compensation is determined by the scope of duties, responsibility and the personal performance of the Board Member as well as the achievement of company targets, size and the economic health of the company. At BWT AG performance-related compensation is not made with share options, but dependent on long-term and sustainable performance criteria. These include predefined goals regarding company results, qualitative and quantitative goals.

In 2009, 79.2% of the total remuneration of the Management Board was fixed and 19.8% performance-related. No value has been determined for the variable maximum. Since there are only two Board Members, no indication on the individual compensation for each Board Member is given. There is no company pension plan. There are also no Management Board entitlements or individual legal rights should the function be terminated. There is a valid liability insurance protection for the management of the Group (D&O insurance).

The duties of the Audit Committee are assumed by the entire Supervisory Board. Relevant knowledge and experience about compensation policy is contributed in particular by Dr. Bednar.

Report on the compensation of the Supervisory Board

Compensation of the Members of the Supervisory Board was determined by the Annual General Meeting on May 20, 2009, for the financial year 2008. The members of the Supervisory Board received expense reimbursements totalling € 51,600 for the activities during the 2009 financial year (2008: € 46,400). The basic remuneration for the Members of the Supervisory Board amounts to € 7,500 (2008: € 7,500) per person, for the Chairman € 20,000 (previous year: € 15,000). Beyond that, there were compensations of travel costs. In total, payments of € 51,600 were made to Members of the Supervisory Board.

BWT Aktiengesellschaft

CONSOLIDATED FINANCIAL STATEMENTS

in accordance with International Financial Reporting Standards as applicable in the EU

2009




BWT
BEST WATER TECHNOLOGY

I. Consolidated statement of comprehensive income for financial year 2009

	Note	2009 T€	2008 T€
Revenues	(1)	400,659.7	410,217.2
Other operating income	(2)	5,366.4	6,633.1
Changes in inventories of finished goods and work in progress		73.9	−158.5
Own work capitalized	(2)	949.6	788.7
Raw materials supplies and purchased merchandise	(3)	−158,647.5	−171,840.7
Personnel expenses	(4)	−128,775.3	−126,845.3
Other operating expenses	(6)	–73,920.7	–78,603.0
Operating expenses before amortisation/depreciation		45,706.2	40,191.6
Depreciation and amortisation	(5)	−18,913.1	−10,986.5
Operating earnings		26,793.1	29,205.1
Financial income	(7)	6,257.7	2,074.2
Share in earnings of associated companies	(25)	197.6	0.0
Financial expenses	(7)	−2,904.3	–4,324.6
Earnings before taxes		30,344.1	26,954.6
Income taxes	(8,16)	–7,242.3	–6,329.4
Earnings for the period		23,101.8	20,625.3
Of which:			
Shareholders of the parent company		23,002.9	20,627.4
Minority interest	(17)	98.9	−2.1
Earnings per share (in €): basic = diluted	(28)	1.32	1.16
Number of shares issued		17,453,187	17,745,489

II. Consolidated balance sheet as at Decemer 31, 2009

ASSETS	Note	As at 31.12.2009 T€	As at 31.12.2008 T€
Goodwill	(9)	32,523.2	28,839.5
Other intangible assets	(9)	21,712.0	16,247.7
Property, plant and equipment	(9)	79,796.5	64,245.5
Financial investments	(10)	3,883.0	6,915.4
Interests in associated companies	(25)	236.4	0.0
Other receivables from third parties	(14)	777.8	620.0
Deferred tax assets	(16)	7,235.6	4,118.3
Non-current assets		146,164.6	120,986.4
Inventories	(11)	64,896.3	61,564.7
Trade receivables	(12)	65,533.9	68,868.1
Receivables from construction contracts	(12,13)	13,953.1	9,341.6
Income tax rebates	(12)	1,920.8	1,239.2
Other receivables from third parties	(12,14)	6,333.1	6,699.7
Liquid assets	(15)	16,164.1	13,484.4
Current assets		168,801.4	161,197.6
BALANCE SHEET TOTAL		314,965.9	282,184.0

EQUITY and LIABILITIES	Note	As at 31.12.2009 T€	As at 31.12.2008 adjusted*) T€
Subscribed capital		17,833.5	17,833.5
Capital reserves		17,095.8	17,095.8
Revenue reserves			
Accumulated profit/loss		125,359.4	108,988.1
Accumulated other earnings		–1,393.2	–226.7
Foreign currency translation		–1,017.0	–961.3
Available-for-sale		444.0	331.1
Own shares		–6,421.6	–5,292.6
		151,901.0	137,767.9
Minority interest	(17)	927.9	383.8
Equity	(17)	152,828.9	138,151.7
Provisions for social capital	(18)	24,338.2	22,533.5
Deferred tax liabilities	(16)	5,967.7	5,351.8
Other provisions	(19)	2,274.4	1,552.4
Interest-bearing financial liabilities	(21, 26)	12,932.6	4,437.9
Other liabilities	(21)	525.8	1,001.7
Non-current liabilities		46,038.8	34,877.3
Current income tax liabilities		3,905.0	2,224.4
Other provisions	(19)	10,021.6	8,146.0
Bonds	(20, 21)	0.0	17,000.0
Interest-bearing financial liabilities	(21, 26)	21,149.8	17,981.8
Trade and other liabilities	(21)	38,102.9	30,721.6
Liabilities from construction orders	(13)	5,860.3	2,232.3
Other liabilities	(21)	37,058.6	30,848.9
Current liabilities		116,098.2	109,155.0
BALANCE SHEET TOTAL		314,965.9	282,184.0

** For explanations, please see Accounting and Valuation Principles (page 67)*

III. Consolidated statement of cash flows for financial year 2009

		Note	2009 T€	2008 adjusted*) T€
+	Earnings before taxes		30,344.1	26,954.7
–	Profit (+loss) from the sale of property, plant and equipment and financial investments		–4,219.6	–209.6
+	Depreciation and impairment of intangible assets		10,550.8	7,084.5
+	Depreciation and impairment of property, plant and equipment		8,362.2	3,902.0
–	Write-ups of financial investments		–17.5	0.0
–	Increased (+decreased) inventories		522.1	–957.8
–	Increased (+decreased) receivables		21,403.2	9,149.2
+	Increased (+decreased) trade and other liabilities		–6,328.4	–10,912.5
+	Increased (+decreased) provisions		–2,142.0	–1,014.8
–	Income tax paid		–8,597.5	–5,856.1
–	Share in earnings of associated companies		–197.6	0.0
	CASH FLOW from operating activities	(23)	49,679.9	28,139.6
–	Disbursements for property, plant and equipment and non-current assets		–9,705.3	–16,635.3
–	Disbursements for financial investments		0.0	–274.1
+	Proceeds from disposal of property, plant and equipment and non-current assets		506.3	1,281.1
+	Proceeds from disposal of financial investments		7,681.5	1,058.3
–	Disbursement for acquisition of minority shares and subsdiaries		–16,673.9	–2,954.9
	CASH FLOW from investment activities	(24)	–18,191.3	–17,524.9
–	Dividends paid out		–6,629.5	–6,761.8
–	Disbursements to minority shareholders		–28.8	–42.3
+	Proceeds from minority shares for capital increases		53.3	0.0
–	Share buy-back		–1,129.0	–5,292.6
+–	Change in notes payable		–1,231.1	1,934.1
+	Issue of non-current financial liabilities		162.4	234.9
–	Repayment of non-current financial liabilities		–6,239.5	–8,038.6
–	Redemption of bonds		–17,000.0	0.0
+–	Change in current financial liabilities		3,363.7	5,520.3
	CASH FLOW from financing activities		–28,678.4	–12,446.0
+–	Cash flow from operating activities		49,679.9	28,139.6
+–	Cash flow from investment activities		–18,191.3	–17,524.9
+–	Cash flow from financing activities		–28,678.4	–12,446.0
	Change in cash and cash equivalents		2,810.2	–1,831.3
+	Opening balance of cash and cash equivalents		13,484.4	15,372.6
+–	Effects of changes in exchange rates		–130.5	–56.9
	Closing balance of cash and cash equivalents		16,164.1	13,484.4
	Composition of cash and cash equivalents	(15)		
	Cash-in-hand		119.7	140.6
	Bank balances, cheques		16,044.4	13,343.8
			16,164.1	13,484.4

Other disclosures:	2009 T€	2008 T€
Interest received	363.0	591.6
Interest paid	1,549.9	2,799.5

Interest received and interest paid are included in the CASH FLOW from operating activities.

For explanations, please see Accounting and Valuation Principles (page 67)

IV. BWT-Group: Consolidated changes in equity

	Sub-scribed capital	Capital reserves	Revenue reserves			Shares	Own shares	Total	Minority interest	Total (17)
			Accumu-lated earnings	Foreign currency translation	Available-for-sale					
	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€
As at 31.12.2007	17,833.5	17,095.8	95,124.1	356.2	−1,123.9	0.0	0.0	129,285.7	347.4	129,633.1
Total earnings for the period	0.0	0.0	20,627.4	1,170.2	162.6	331.1	0.0	21,960.2	−2.1	21,958.1
Acquisition of minority shares	0.0	0.0	0.0	−1,422.0	0.0	0.0	0.0	−1,422.0	−187.0	−1,609.0
Disbursements	0.0	0.0	−6,761.8	0.0	0.0	0.0	0.0	−6,761.8	−42.3	−6,804.1
Share buy-back 2008	0.0	0.0	0.0	0.0	0.0	0.0	−5,292.6	−5,292.6	0.0	−5,292.6
Other changes	0.0	0.0	−1.6	0.0	0.0	0.0	0.0	−1.6	267.8	266.2
As at 31.12.2008	17,833.5	17,095.8	108,988.1	−226.7	−961.3	331.1	−5,292.6	137,767.9	383.8	138,151.7
Total earnings for the period	0.0	0.0	23,002.9	−1,256.2	−55.7	112.9	0.0	21,804.0	97.7	21,901.7
Subsequent adjustment from acquisition of minority interest	0.0	0.0	0.0	84.2	0.0	0.0	0.0	84.2	0.0	84.2
Dividend distribution	0.0	0.0	−6,629.5	0.0	0.0	0.0	0.0	−6,629.5	−28.8	−6,658.3
Share buy-back 2009	0.0	0.0	0.0	0.0	0.0	0.0	−1,129.0	−1,129.0	0.0	−1,129.0
Acquisition of a subsidiary	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	418.2	418.2
Other changes	0.0	0.0	−2.1	5.6	0.0	0.0	0.0	3.4	57.0	60.4
As at 31.12.2009	17,833.5	17,095.8	125,359.4	−1,393.2	−1,017.0	444.0	−6,421.6	151,901.0	927.9	152,828.9

Statement of comprehensive income

	2009 T€	2008 T€
Earnings for the period	23,101.8	20,625.3
Other earnings		
Actuarial gains/losses	–1,665.0	1,204.2
Taxes thereon	408.8	–365.1
Valuation of securities („available-for-sale", pursuant to IAS 39)	150.6	441.5
Taxes thereon	–37.6	–110.4
Foreign currency translation	–56.9	162.6
Total amount of other earnings	–1,200.2	1,332.8
Total earnings for the period	21,901.7	21,958.1
Of which:		
Shareholders of the parent company	21,804.0	21,960.2
Minority interest	97.7	–2.1

BWT GROUP
CONSOLIDATED
FINANCIAL STATEMENTS

NOTES

2009




BWT
BEST WATER TECHNOLOGY

V. Notes for 2009

General comments

The consolidated annual financial statements of BWT Aktiengesellschaft (BWT AG) with its registered office in Austria, 5310 Mondsee, Walter-Simmer-Straße 4, were drawn up in accordance with International Financial Reporting Standards (IFRS) as applicable in the EU and with the Management Board being responsible for their preparation.

BWT – Best Water Technology Group – was established in 1990 as a result of a management buy-out and is now Europe's leading water technology supplier in the "residential" sector. The goal of BWT employees is to provide its customers from private households, businesses and local authorities with innovative technologies, ensuring the highest levels of safety, hygiene and health in their daily contact with water – the elixir of life.

BWT Aktiengesellschaft is represented around the world by 60 subsidiaries and employed 2,701 employees as at 31 December 2009 (previous year: 2,389). The number of employees disclosed as at December 2009 also included 165 employees who were taken on as a result of the first-time consolidation of the zeta Group as at 31 December 2009.

The accounting policies applied in the case of companies included in the consolidated financial statements follow the uniform financial accounting regulations of the BWT Group and which are based on IFRS.

The balance sheet date of the consolidated financial statements is the reporting date of the parent company, in accordance with IAS 27 The annual financial statements of companies included as a result of full consolidation were prepared as at the date of the consolidated financial statements. In order to improve clarity of presentation, individual line items in the balance sheet and the income statement have been grouped together. Their detailed presentation is available in the Notes.

All reporting for financial years 2009 and 2008 was prepared in T€ (€ ,000) (rounded in accordance with the commercial rounding method). Calculation differences related to rounding may occur for totals of the rounded amounts and percentages due to the application of automatic calculation aids.

The consolidated annual financial statements are essentially prepared according to the cost method. This does not apply to derivative financial instruments or to the disposal of "available for sale" financial assets, such being stated at fair value.

Application of new and revised standards and interpretations

As at January 1 2009, the Group has applied the new and revised IFRS Standards and Interpretations listed below.

The following standards and interpretations had no effect on the net assets, financial position and results of operations of the Group:

- IFRIC 12 Service Concession Arrangements: The interpretation provides assistance in the accounting treatment of public-private service concessions; to be applied starting from 2009.
- IFRIC 13 Customer Loyalty Programmes: In accordance with this interpretation, award credits for customers have to be carried as a separate element of sales activities, within the framework of which they were granted; to be applied starting from 2009.
- IFRIC 15 Agreements for the Construction of Real Estate: IFRIC 15 provides guidelines on how to determine whether an agreement on the construction of real estate falls within the scope of IAS 11 Construction contracts or within the scope of IAS 18 Revenue. This determines when the revenue from the construction should be recognised.
- IFRIC 16 Hedges of a Net Investment in a Foreign Operation: This interpretation provides guidelines on the disclosure in the balance sheet of a hedge of a net investment.
- IFRIC 18 Transfers of Assets from Customers; to be applied from 1 July 2009.
- IAS 23 (revised) Borrowing Costs: The revised standard requires the capitalization of all borrowing costs which are directly attributable to the acquisition, construction or production of a qualifying asset; to be applied starting from 2009.
- IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations in the Event of Liquidation: The amendment of the standards to a limited extent permits exceptions, which allow a classification of puttable financial instruments as equity, insofar as they fulfil certain criteria: to be applied starting from 2009.

- IFRS 1/IAS 27 Amendments to IFRS 1 First-time Application of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements in accordance with IFRS; to be applied starting from 2009.
- IFRS 2 Share-based Payment: As a result of the revision of this standard, the definition of vesting conditions has been made more precise and the accounting treatment of cancelled commitments, as well as the treatment of cash-settled share-based payments in the Group regulated; to be applied starting from 2009.
- Improvements to IFRSs (2008): The IASB published a group standard for changes to different IFRSs with the primary objective of eliminating inconsistencies and clarifying formulations; to be applied starting from 2009

The following standards resulted in amendments to the consolidated financial statements of BWT AG:

- IAS 1 (revised) Presentation of Financial Statements: The standard requires a separate disclosure for changes in equity, which result from transactions with shareholders in their capacity as shareholders, and other changes to equity. Moreover, the standard introduces a statement of comprehensive income in which all line items of income and expenditure recognised in the income statement as well as earnings components recognised in equity without recognition in profit or loss are either disclosed in a single statement or in two statements that are related to each other. To be applied starting from 2009. This involves changes in the presentation of the consolidated statement of changes in equity.
- IAS 27 (revised): The new IAS 27 provides for a change in the level of an investment which does not result in the loss of control being stated in the balance sheet as an equity transaction. Thus, neither goodwill nor a profit or loss can result from such a transaction. Moreover, rules on the allocation of losses to the owners of the parent company and on minority interest and on the accounting regulations for transactions which result in a loss of control have been amended; came into effect on 1 July 2009 (applied in anticipation).
- IFRS 3 Business Combinations and Consequent Amendments to Other Standards: The standard introduces amendments to the accounting treatment of business combinations, which will affect the level at which goodwill is stated, the earnings during the reporting period in which a company has been acquired, and the future earnings; came into effect on 1 July 2009 (applied in anticipation).
- IFRS 7 (revised) Financial Instruments - Disclosures: The amended standard provides for additional disclosures regarding the determination of fair value and liquidity risk. The amendment requires a quantitative analysis of the determination of fair values on the basis of a three-level hierarchy for each class of financial instruments which are recorded at fair value. Additionally, disclosure of material restructuring between levels 1 and 2 of the determination hierarchy is necessary. The amendment furthermore clarifies the requirements for the disclosure of liquidity risks in relation to business transactions which relate to derivatives, and of assets used for the purposes of liquidity management

  Disclosures for the determination of fair values are presented in Note 26. The disclosures in relation to liquidity risk are not changed materially by the new regulation.

Published standards and interpretations which have not yet been applied

At the time of the release of these financial statement for publication, in addition to the standards and interpretations applied by the Group, the following interpretations had already been published, the application of which was, however, not yet mandatory:

- IFRIC 17 Distributions of Non-Cash Assets to Owners. No effects are anticipated (to be applied starting from 1 July 2009).
- Amendments to IFRIC 9/IAS 39 Reassessments of Embedded Derivatives; effects are being evaluated (to be applied starting from 30 July 2009).
- Amendments to IAS 39 Financial Instruments: Recognition and Measurement; effects are being evaluated (to be applied starting from 1 July 2009).
- IAS 32 Classification of Subscription Rights; standard not relevant (to be applied starting from 1 February 2010).
- IFRS 1 First-time Application of IFRS; standard not relevant (to be applied starting from 1 July 2009).

The Management Board assumes that the aforementioned standards and interpretations will be applied starting from the consolidated financial statements that are provided for in the respective implementing regulation, and that the application of these standards and interpretations will not have any material impact on equity and income as disclosed in the consolidated financial statements in the year of their first-time application.

Scope of consolidation

An overview of the material fully consolidated companies is available in Appendix V.1.

As a result of full consolidation, the consolidated balance sheet as at 31 December 2009 includes 58 (previous year: 53) subsidiaries, apart from BWT AG itself. One company was consolidated at equity.

The scope of consolidation developed as follows in reporting year 2009:

As at 01.01.2009	54
Incorporated for the first time in the reporting year	14
Merged in the reporting year	–5
Closed in the reporting year	–3
As at 31.12.2009	60

Shares held in those companies that have been included but which shares do not confer a controlling influence on them are presented as a separate item. Shares in earnings attributable to other shareholders included in net income for the period are presented separately in the consolidated statement of comprehensive income.

Business combinations

At the start of 2009, BWT AG acquired 80% of OOO BWT Russland, A provision of T€ 1,014 was recognised for purchase price adjustment regulations resulting from the acquisition of OOO BWT Russland.

As at 1 October 2009, BWT took over the pharmaceutical water activities of the Christ Water Technology Group including a 49% equity interest in the zeta Group. On 14 December 2009, the BWT Group exercised its call option for an additional 49% stake in the zeta Group.

The BWT guideline "Safety, Hygiene and Health" in contact with water, the elixir of life, has been further supplemented by the inclusion of pharmaceutical water. Under the brand „Christ Aqua Pharma & Biotech", comprehensive solutions for pure water and ultrapure water, water for injection purposes, pure steam, cleaning systems (CIP/SIP), pharmaceutical waste water treatment and comprehensive services are offered.

At the same time, BWT is expanding its presence with sites close to customers in Switzerland, Germany, Sweden and Ireland, as well as China and India.

At the time of acquisition, the market value of identifiable assets and liabilities was as follows:

ASSETS	Note	Fair value at time of acquisition Pharmaceutical water business T€	Fair value at time of acquisition OOO BWT Russland T€
Fixed assets	(9, 10)	25,660.1	–
Deferred tax assets	(16)	1,618.5	–
Inventories	(11)	3,853.6	–
Trade and other receivables	(12)	17,565.5	–
Receivables from construction contracts	(13)	2,853.3	–
Income tax rebate claims		8.3	–
Other receivables from third parties	(12,14)	2,039.9	6.8
Liquid assets	(15)	3,229.0	20.0
		56,828.2	26.8

LIABILITIES	Note	Fair value at time of acquisition Pharmaceutical water business T€	Fair value at time of acquisition OOO BWT Russland T€
Provisions for social capital	(18)	171.6	–
Deferred tax liabilities	(16)	1,506.6	–
Interest-bearing financial liabilities	(21, 26)	14,362.9	–
Current income tax liabilities		344.1	–
Other provisions	(19)	3,968.8	–
Trade and other liabilities	(21)	15,872.7	–
Other liabilities	(21)	7,769.5	–
		43,996.3	0.0
Total identifiabe net assets at fair value		12,831.9	26.8
less proportional net assets of minority shares		–414.3	–4.0
Goodwill on the basis of acquisitions	(9)	7,142.3	1,291.3
Total consideration		19,560.0	1,314.0
of which not yet paid purchase price		240.0	1,014.0
Liquid assets taken over		3,229.0	20.0
Purchase price paid		–19,320.0	–300.0
Cash flow for acquisition of the company		–16,091.0	–280.0

In addition to the aforementioned purchase prices, the BWT Group also paid a further T€ 302.9 for subsequent purchase price adjustments for acquisitions carried out in previous years, which results in the cash flow for the acquisition of the companies totalling T€ 16,673.9.

The fair value of trade receivables totals T€ 17,565.5. The gross value of trade receivables amounts to T€ 17,698.3.

The newly created goodwill of € 8.5 million (previous year: € 0.6 million) comprises the value of the expected synergies arising from the acquisitions. It is not expected that the goodwill disclosed can be treated as deductible for tax purposes. The minority interest was stated at the value of the corresponding proportion of net assets.

The purchase price was supported by an external expertise created in accordance with the DCF method. As a result of subsequent negotiations relating to the purchase price, the resultant residual liability has not yet been determined finally. The transaction also included the acquisition of real estate in Aesch (Switzerland) under an asset deal worth € 14.2 million, in respect of which liabilities in the same amount were taken over.

Within the course of the takeover, customary liabilities and guarantees as well as warranty obligations were assumed. At the time of the takeover, it was deemed unlikely that a claim would arise from these obligations.

Since the time of the acquisition, the companies of "Christ Aqua Pharma & Biotech" and OOO BWT Russland contributed € 11.3 million in revenues and € 0.3 million in earnings before taxes to the results of the BWT Group. If the takeovers had taken place at the start of the year, the companies would have contributed € 40.6 million in revenues and € 1.4 million in earnings before taxes to the results of the BWT Group.

The transaction costs of T€ 550.0 are disclosed in the consolidated statement of comprehensive income under the item „Other operating expenses".

Consolidation method

Business combinations are accounted for using the purchase method. The costs of a company acquisition are based on the total of the transferred consideration, measured at fair value at the time of acquisition and in terms of the minority interest in the acquired company. For each business combination, the purchaser measures the minority interest in the acquired company either at fair value or in terms of the corresponding acquirer's interest in the identifiable net assets of the acquired company. Costs incurred in connection with a business combination are expensed.

Initially, goodwill is measured at its cost, being the excess of the transferred consideration over the identifiable assets acquired and the liabilities assumed of the group. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognised in the income statement.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of the impairment test, the goodwill acquired in connection with a business combination is allocated to the cash-generating units of the Group, starting from the time of acquisition, which are expected to profit from the business combination. This applies regardless of whether other assets or liabilities of the acquired company are assigned to these cash-generating units.

The Group applied IFRS 3 in anticipation.

The acquisition of shares conferring a decisive influence is recognised in accordance with the equity method (see notes on associates).

Intragroup receivables and liabilities, expenses and income, as well as interim results, are eliminated.

Foreign currency translation within the Group

Foreign currency translation in respect of foreign financial statements is performed in accordance with the functional currency concept. This is the respective domestic currency for all companies conducting their operations independently in financial, economic and organizational terms.

Apart from equity items, all balance sheet items are translated to the reporting currency using the average exchange rate as at 31 December 2009. The income statement items related to foreign consolidated companies are translated using average exchange rates for the period. Differences from currency translation are recorded in equity without recognition in profit or loss. In the case of the withdrawal of a foreign business from the scope of consolidation, such currency differences are recognised in profit or loss.

The exchange rates of material currencies, adopted for currency translations, developed as follows:

Counter value = 1 €	Period-end exchange rate		Average annual exchange rate	
	31.12.2009	31.12.2008	2009	2008
Swiss franc	1.48	1.49	1.51	1.58
Polish zloty	4.10	4.15	4.35	3.53
Hungarian forint	270.42	266.70	281.44	251.05
Czech krone	26.47	26.88	26.50	25.04
US dollar	1.44	1.39	1.40	1.47
Swedish krone	10.25	10.87	10.59	9.68
Danish krone	7.44	7.45	7.45	7.46
Norwegian krone	8.30	9.75	8.69	8.29
Chinese renminbi	9.84	9.50	9.54	10.20

Accounting and valuation principles

In 2009, the provision for personnel expenses and the provision for currency losses totalling T€ 3,560.2 were reclassified from Other provisions to Other liabilities and the previous year was corrected. This results in a decrease in other current provisions of T€ 3,560.2 and an increase in other current liabilities of T€ 3.560,2. The figures for the previous year (T€ 2,565.7) were similarly relcassified from Other current provisions to Other current liabilities. Furthermore, the liabilities from construction contracts are disclosed in the balance sheet as a separate line item. This reclassification has no impact on earnings per share.

Intangible assets, and property, plant and equipment

Intangible assets and property, plant and equipment are stated at cost, less straight-line, scheduled depreciation/amortisation and impairments. The production costs include both direct costs and reasonable components of material and production overheads. General administrative expenses are not capitalised. Borrowing costs are capitalised if the asset fulfils the prerequisites of a qualifying asset in accordance with IAS 23.

Assets are depreciated/amortised starting from the time they are ready to use. Depreciation/amortisation is carried out according to the straight-line method over the anticipated useful life of a given asset. When establishing the anticipated useful life of property, plant and equipment, the expected economic useful life is taken into consideration.

In order to determine possible declines in the value of property, plant and equipment and of intangible assets, an impairment test is carried out if appropriate indications exist (goodwill, intangible assets with an indefinite useful life and capitalised development costs are essentially tested for impairment once a year). The higher of the two values (recoverable amount), net selling price or value in use, which is calculated as cash equivalent of future cash inflows and outflows, is compared with the existing carrying amount as written down thus far. If it is not possible to carry out the estimations on the basis of a separate valuation, it is carried out on the basis of the superior "cash-generating unit (CGU)". If the carrying amount is higher, it is written down to the recoverable amount. If the reasons giving rise to impairment no longer exist, the impairment loss is reversed (excluding goodwill), up to, at most, the level of regular amortised cost. Maintenance measures are expensed. In order to determine the useful life, the expected future cash flows are discounted to their cash value on the basis of a discount rate before taxes, which reflects current market expectations regarding the interest effect and the specific risks of the asset.

A positive difference in value resulting from a business combination is disclosed as goodwill. Goodwill is tested for impairment on each balance sheet date from the point of view of its economic benefit. Decreases in the future benefit are booked as value impairment. Starting from the application of IFRS 3 in conjunction with IAS 36 and IAS 38 for the first time, as of 2005 annual impairment test are carried out for the value of existing goodwill on the basis of "cash-generating units" (CGUs).

In the case of self-developed intangible assets, the production period is broken down into a research and a development phase. Costs incurred during the research phase are immediately recognised in profit or loss. Expenses in the development phase are capitalised as intangible assets (in accordance with IAS 38), provided that they meet certain assumptions confirming the future usefulness of the planned expenditure, primarily the technical feasibility of the developed product or process. Valuation of self-developed intangible assets is carried out at production cost, less depreciation and impairment. Intangible assets in development and intangible assets with an indefinite useful life are to be tested for impairment once a year.

Amortisation of intangible assets and depreciation of property, plant and equipment is carried out using the straight-line method over the expected economic useful life of a given item. The following useful life periods were adopted for the calculation of depreciation rates, unchanged against the previous year:

Useful life in years	from	to
Intangible assets		
Software	3	5
Patents, trademark rights	5	10
Property, plant and equipment		
Buildings	20	50
Investments in third-party buildings	10	20
Machinery	3	15
Office equipment	3	10

Leased and rented assets

Leasing and rental contracts in which all risks and rewards arising from the use of assets are transferred to the Group are treated as finance leases. Assets underlying respective leasing or rent contracts are capitalised at the current value of the capitalised leasing or rental instalments at the time of acquisition and depreciated over their useful life. The capitalised assets are offset by the present value of the liability arising from the outstanding leasing or rental instalments as at the balance sheet date.

Assets made available under any other leasing or rental contracts are treated as operating leases. Rental payments are expensed.

Financial investments (assets)

Financial assets (see Note 10) are not held for trading purposes. Insofar that there is actual intention and ability to hold the asset to final maturity, the asset is valued at amortised cost in accordance with the effective interest rate method, less any impairments. If the reasons for the writing down of a financial asset no longer apply, the asset is written up to a value no higher than its cost.

Part of securities included in financial assets are classified as available for sale. They are valued at cost (fair value) at the time of their acquisition and in later periods at their respective current market values. Market values of securities are their exchange prices as at the balance sheet date.

Assets are classified as available for sale if they do neither fulfil the prerequisites for loans and receivables, are not held until maturity and are not recognised in profit or loss at their market value. This category includes, in particular securities for covering pension provisions and equity interests, which are not traded as securities held for trading purposes.

Other investments for which it is not possible to establish a market value are carried at cost less any impairments.

Financial assets are recognised or derecognised as at the date on which they are traded. Financial assets are tested for impairment on each balance sheet date. The Group derecognises financial assets only if the contractual rights to cash flows from a financial asset expire or if it assigns the financial asset and all opportunities and risks fundamentally associated with it to a third party.

Interests in associates

The interests in an associate are carried in accordance with the equity method. An associate is a company over which the Group has a decisive influence and which is neither a subsidiary nor a joint venture.

In accordance with the equity method, the interests in an associate are recognised in the balance sheet at cost less changes in the Group's interest in the net assets of the associate that occurred after the acquisition.

The income statement contains the share of the Group in the results of the associate.

Inventories

Inventories are valued at cost or at the lower net selling price. Consumption of primary energy and raw materials and supplies is calculated using the average-cost method. Low turnover frequency of inventories is used as an indicator for calculating the net selling price.

Receivables

Trade receivables as well as other current receivables recognised for the first time are carried at fair value if they are allocated to the "Credits and receivables" category, at amortised cost in accordance with the effective interest rate method.

Tax receivables are presented offset against tax liabilities if they relate to the same tax authority and there is both the right and intention to offset them.

In the case of some categories of financial assets (for example, trade receivables), assets for which no impairment is established on an individual basis are tested for any impairment requirement on a portfolio basis.

Receivables from construction contracts

In accordance with IAS 11, for all construction contracts for which it was possible to reliably determine the degree of completion, total costs and total proceeds, the realisation of profits is calculated using the contracts costs incurred to date in relation to total estimated costs (percentage of completion method). When the „percentage of completion method" is applied, a realisation of profits thus occurs at a point in time at which no claim to a corresponding payment that can be asserted in law yet exists. The BWT Group determined the percentage of completion in relation to the ratio of the costs incurred until the balance sheet date to the estimated total costs (cost-to-cost method). The costs incurred thus far are taken from parallel calculations agreed with the accounting department and time recording.

Cash and cash equivalents

The balance sheet item „Cash and cash equivalents" comprises cash at hand, bank balances and short-term deposits with an original term of less than three month. For the purpose of the consolidated statement of cash flow, the aforementioned payment means are included "Composition of liquid funds".

Employee benefits

At BWT AG, Mondsee and at foreign consolidated companies in Germany and Switzerland, there are direct pension obligations in respect of certain employees on the basis of individual commitments. In Sweden, as at 31 December 2009, there are no longer any pension obligations.

Due to legal obligations, employees of the Austrian, French and Italian consolidated companies receive a one-off severance payment in the event of termination of employment or of retirement. This depends on the number of years of service and on their relevant salary for severance pay purposes.

The provision for long-service bonuses was established for employees of certain Austrian and French consolidated companies.

Pension provisions and provisions for similar obligations, as well as for severance payment and long-service bonus obligations, are measured in accordance with IAS 19 in accordance with the projected unit credit method. Under this method, the expected benefits to be paid by the company are attributed to the number of years of service with the company salary increases expected in the future are taken into consideration. The provision amounts are calculated by an actuary for each reporting date in the form of an actuarial certificate.

In accordance with IAS 19, in the case of pension provisions and provisions for similar obligations as well as for severance pay obligations, actuarial profits and losses are recognised in equity in the accumulated earnings without recognition in profit or loss, while in the case of provisions for long-service bonus obligations, they are recognised in profit or loss through personnel expenses.

Defined contribution plans exist at various consolidated companies on the basis of legal obligations. For defined contribution plans, the contributions are recognised as expenses in the period for which they are paid.

Provisions

Other provisions were created respectively in the amount of the uncertain obligations, using the best possible estimate of the expense necessary for fulfilment. Non-current provisions are stated at present value if the interest effect is material.

Liabilities

Monetary foreign currency liabilities are valued at the average exchange rate of the currency concerned on the balance sheet date.

Financial liabilities are initially measured at fair value. The subsequent valuation is at amortised cost, applying the effective interest rate method.

Derivative financial instruments

Derivative financial instruments are held in order to hedge economic risks. As the criteria for hedge accounting are not fulfilled, these instruments are classified as "held for trading" in accordance with IAS 39 and recognised in profit or loss at fair value.

Translation into functional currency

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the average exchange rate on the reporting date, while non-monetary items are translated at the currency buy rate. Write-ups and write-downs resulting from foreign currency valuations are recognised in profit or loss.

Revenue recognition

Revenues from trading are earned if all material risks and opportunities arising from the goods or services delivered have passed to the purchaser.

In order for the progress of orders and the performance of the company to be reflected accurately in the appropriate periods, profit from construction contracts is realized using the percentage of completion method, in accordance with IAS 11, on the basis of a reliable estimate of the degree of completion, total costs and total revenues.

Dividend revenues are recognised when a legal claim to payment arises. Interest income and interest expense are recognised in accordance with the effective interest rate method.

Taxes

For individual companies, income tax expenses reported for the financial year comprise the income tax calculated on the basis of their taxable income multiplied by the tax rate to be applied in their respective countries ("actual taxes") and the changes in deferred tax items.

The calculation of deferred tax items is carried out using the balance sheet liability method for all temporary differences between the values of the balance sheet items in IFRS consolidated financial statements and their tax values recorded at the individual companies. Furthermore, the likely tax advantages to be gained from existing loss carry forwards are included in the calculation. Differences from non-tax deductible goodwill and from the first-time recognition of an asset or debt are not included in deferred tax items, provided that certain conditions are met.

Deferred tax assets and liabilities for financial year 2009 are based on the following tax rates:

Country	Tax rate	Country	Tax rate
Austria	25 %	Hungary	19 %
Germany	30 %	Ukraine	25 %
France	33 %	Czech Republic	20 %
Italy	31 %	Polan	19 %
Spain	30 %	China	25 %
Denmark	25 %	Russia	20 %
Sweden	26 %	India	34 %
Switzerland	21 %	Irleand	13 %

The following tax rates were applied in financial year 2008:

Country	Tax rate	Country	Tax rate
Austria	25 %	Hungary	16 %
Germany	30 %	Ukraine	21 %
France	33 %	Czech Republic	21 %
Italy	31 %	Poland	19 %
Spain	30 %	China	25 %
Denmark	25 %		
Sweden	26 %		
Switzerland	21 %		

Earnings per share

Earnings per share are calculated by dividing Group profit due to the shareholders of the parent company by the weighted number of issued shares.

Estimates and discretionary assumptions

For the purposes of preparing the consolidated financial statements, some estimates and assumptions have to be made and influence the value of assets and liabilities as disclosed in the balance sheet, the statement of other liabilities on the balance sheet date and the reporting of income and expenses for the reporting period. The actual amounts may deviate from these estimates. In particular, it can be difficult to estimate individual value adjustments made for receivables, and to determine useful value in impairment tests (see Note 9) and the deferred tax liabilities, due to deviations from expected events in the future. Deferred tax assets are recognised for all unused tax loss carryforwards to the extent that it is probable that taxable income will be available in this regard (see Note 16).

Development costs are capitalised in keeping with the accounting and valuation methods described. The initial capitalization of costs is based on the assessment of management that technical feasibility and economic viability have been demonstrated (see Note 9). In the valuation of inventories, the opinions of the management regarding pricing and market trends are necessary to establish the amount of the values (see Note 11). In the case of receivables, assumptions regarding the probability of default are necessary (see Note 12).

Furthermore, the preparation of the consolidated annual financial statements requires the determination of future developments. For example, for the valuation of existing social capital obligations, assumptions are used in respect of the discount rate, retirement age, life expectancy and future salary and pension increases (see Note 18). The amount set aside for guarantee provisions is cash value, based on a best-possible estimate of such costs as derived from past experience (see Note 19). Moreover, the classification of financial instruments and leases also entails discretionary assumptions.

When applying the accounting methods of the Group, the management has made the following discretionary decisions, which have a material effect on the amounts stated in the consolidated financial statements:

Obligations arising from operating leases – Group as lessee

The Group has concluded a lease in respect of a property that it uses for operating purposes in Hungary. On the basis of an analysis of the terms of the lease, it was established that all risks and opportunities associated with ownership of these properties were not essentially passed to the Group. Moreover, the land component was assessed as immaterial and the land and building therefore classified as a single entity when classifying the lease. The risk arising from costs assumed by the Group and which may arise from any pre-existing contamination, was also evaluated as low on the basis of the available information. Accordingly, this lease is carried in the balance sheet as an operating lease.

Segment reporting

Operating segment reporting is defined in terms of regional responsibilities, with the following divisions being determined in accordance with the internal management information system:

- Austria / Germany
- France / Benelux
- Scandinavia
- Italy / Spain
- Switzerland / Others

Transactions with external customers are correspondingly assigned to the registered office of the selling company.

The Austria / Germany segment managed to achieve a moderate increase in revenues of 0.2% in comparison to the previous year due to the newly consolidated pharmaceutical water business and the gratifying development of point-of-use products, while at –1.6%, the decrease in France / Benelux was still below the average for the Group. As a result of the weak economic climate, Scandinavia (–4.0%), Italy / Spain (–7.0%) and Switzerland / Others (–6.6%, primarily Eastern European countries, Switzerland even achieved revenue growth of 6.3%) posted declines in revenues. In our home country of Austria, revenues reached a total of € 74.4 million (previous year: € 78.7 million) and € 11.7 million (previous year: € 7.9 million) was invested in intangible assets and property, plant and equipment.

Settlements between the individual segments are normally effected in accordance with the arm's length principle. Group products and services are distributed in all segments.

Segments of business regions

2009	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Total
	T€	T€	T€	T€	T€	T€	T€
External sales	172,372.6	95,288.9	43,238.9	31,788.6	57,970.7		400,659.7
Internal sales	14,253.5	3,135.4	336.3	99.4	1,619.7	−19,444.3	0.0
Total	186,626.1	98,424.2	43,575.3	31,888.0	59,590.5	−19,444.3	400,659.7
Segment earnings (EBIT)	12,264.9	4,096.9	6,916.2	3,645.7	−130.5		26,793.1
Interest income	690.6	6.7	184.1	48.6	74.6	−643.4	361.2
Interest expense	−2,308.3	−474.3	−278.0	−135.5	−341.5	643.4	−2,894.3
Income from participations							6,084.0
Income taxes	−1,188.5	−1,701.5	−1,028.6	−2,003.5	−1,320.2		−7,242.3
Minority interest							−98.9
Annual results of the parent company shareholders							23,002.9
Earnings per share in €							1.32
Segment assets	168,337.6	52,103.8	34,820.6	23,783.0	74,747.5	−38,594.9	315,197.7
Segment liabilities	107,021.7	30,698.6	12,811.7	11,286.4	39,145.4	−38,594.9	162,368.9
Investments	14,134.7	1,917.4	218.7	78.0	1,506.2		17,855.0
Depreciation/ Amortisation	−6,550.6	−2,852.0	−323.8	−203.1	−1,846.2		−11,775.8
Impairment charges	−271.4	−850.0	−0.7	–	−6,015.9		−7,138.0

2008	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Total
	T€	T€	T€	T€	T€	T€	T€
External sales	172,063.0	96,863.1	45,036.0	34,184.0	62,071.1		410,217.2
Internal sales	12,856.5	3,784.9	394.4	84.6	1,352.9	−18,473.4	0.0
Total	184,919.5	100,648.0	45,430.5	34,268.6	63,424.0	−18,473.4	410,217.2
Segment earnings (EBIT)	10,495.9	4,702.2	5,693.3	3,631.4	4,682.3		29,205.1
Interest income	1,450.1	32.8	173.1	177.8	78.7	−1,269.7	642.8
Interest expense	−3,692.1	−1,074.2	−113.5	−238.2	−476.3	1,269.7	−4,324.6
Income from participations							1,431.4
Income taxes	−1,606.1	−1,387.6	−1,069.5	−1,244.4	−1,021.8		−6,329.4
Minority interest							2.1
Annual results of the parent company shareholders							20,627.4
Earnings per share in €							1.16
Segment assets	147,166.8	58,594.0	23,494.4	24,129.9	57,121.8	−28,323.0	282,184.0
Segment liabilities	93,777.2	38,808.5	10,854.1	10,789.2	18,126.3	−28,323.0	144,032.3
Investments	10,668.0	4,027.3	348.8	126.7	1,464.4		16,635.3
Depreciation/ Amortisation	−5,325.5	−2,303.6	−359.4	−202.6	−1,566.8		−9,758.0
Impairment charges	−560.0	0.0	−1.8	0.0	−666.7	0.0	−1,228.5

Notes to the consolidated profit and loss statement

The consolidated statement of comprehensive income is presented in accordance with the total cost accounting.

NOTE 1: Revenues

The consolidated Group revenues of the BWT Group totalled € 440.7 million and were therefore down 2.3% on the figure of € 410.2 million for the previous year. Of this amount, € 285.3 million (previous year: € 305.6 million) can be attributed to the "Point of Entry" product segment and € 19.9 million (previous year: € 17.3 million) to the "Point of Use" business. With its Service and Spare Parts business, the BWT Group achieved revenues of € 95.5 million in 2009 (previous year: € 87.3 milllion).

NOTE 2: Other operating income and capitalised labour, overheads and materials

The other operating income is as follows

	2009 T€	2008 T€
Income from disposal of property, plant and equipment	68.3	301.3
Rental/leasing and licence income	555.7	360.9
Income from bonus/commission agreements	253.3	474.4
Income from insurance damages	210.9	729.6
Income from further charging of transportation costs	828.3	949.8
Income from further charging of services	1,265.6	1,779.4
Income from written-down receivables and impairment losses	765.9	460.5
Other income	1,418.3	1,577.2
	5,366.4	6,633.1

The capitalised labor, overheads and material amounting to T€ 949.6 (previous year: T€ 788.7) principally consist of development costs to be capitalised pursuant according to IFRS.

NOTE 3: Cost of materials and services

	2009 T€	2008 T€
Material expenses	143,961.2	157,817.3
Expenditure on services	14,686.4	14,023.4
	158,647.5	171,840.7

NOTE 4: Personnel expenses

	2009 T€	2008 T€
Wages	15,312.3	15,432.3
Salaries	84,556.5	82,737.5
Expenses for severance payments and pensions	1,853.2	2,639.0
Statutory social security contributions	24,537.2	23,772.9
Other social expenses	2,516.1	2,263.7
	128,775.3	126,845.3

The average number of employees developed as follows:

	2009 T€	2008 T€
White collar workers	1,747	1,715
Blue collar workers	635	630
Apprentices	52	42
	2,433	2,387

Part-time employees have been included in this table on a pro-rata basis.

The expenses for severance payments include insignificant expenses for the employee welfare fund.

NOTE 5: Depreciation/amortisation charges and impairment losses on intangible assets, and property, plant and equipment

	2009 T€	2008 T€
Scheduled depreciation/amortisation on property, plant and equipment and on other intangible assets	11,775.8	9,758.0
Impairment losses	7,137.3	1,228.5
	18,913.1	10,986.5

The impairment losses concern the value adjustment for a property in Switzerland, for capitalised research and development services as well for impairments of goodwill. The latter concerned an equity interest in France of T€ 850 and T€ 3,712 for Christ Aqua AG, CH. The takeover agreement for the pharmaceutical water business acquired by the Christ Water Technology Group as at 1 December 2009 only authorises BWT to use the brand name „CHRIST AQUA" until 31 December 2017. In connection with the impairment, this, in turn, resulted in the devaluation of the equity interest recognised for Christ Aqua AG in manner affecting taxes and, as a further consequence, to an impairment of goodwill in the Group of T€ 3,712.

NOTE 6: Other operating expenses

	2009 T€	2008 T€
Advertising expenses incl. entertainment costs	10,690.7	11,887.3
Fleet and travel expenses	10,442.7	11,402.8
Freight and warehousing	8,402.2	9,105.9
External staff	3,730.5	4,745.1
Rental and leasing expenses	10,362.1	10,459.9
Consultancy costs	3,577.0	2,911.9
Office, postal and telephone expenses	4,320.3	4,484.0
Commissions	5,385.2	5,337.6
Licence expenses	202.3	355.9
Insurance	1,563.5	1,750.4
Maintenance	3,219.1	3,043.8
Energy and fuel	2,032.6	1,971.2
Risks on receivables	886.9	811.9
Other taxes and fees	2,601.7	2,547.4
Cleaning expenses	1,046.7	1,064.4
Banking charges and other third-party costs	854.5	946.8
Exchange rate difference	–146.8	521.7
Other taxes and fees	4,749.6	5,254.7
	73,920.7	78,603.0

In financial year 2009, expenditure on services provided by the Group auditors Ernst &Young Wirtschaftsprüfungsgesellschaft m.b.H. as well as by companies within the Ernst & Young network amounted to T€ 712.5 (previous year: T€ 468.4). Of this amount, T€ 513.8 (previous year: T€ 400.2) related to auditing costs and T€ 198.7 (previous year: T€ 68.2) to other services.

The other expenses mainly comprise expenditure on safety, technical support and events resulting in damage.

NOTE 7: Financial income and financial expenses

	2009 T€	2008 T€
Profit distributions from equity interests	1,427.2	1,405.4
Income from profits of financial investments	4,453.5	0.0
Income from other securities	15.8	26.0
Other interest and similar Income	361.2	642.8
	6,257.7	2,074.2
Expenses from equity interests	9.4	0.0
Impairment losses of financial investments	0.7	0.0
Interest expense for social capital pursuant to IAS 19	1,260.4	1,215.9
Interest and similar expenses	1,633.9	3,108.7
	2,904.3	4,324.6

Financial expenses cover interest incurred on loans and financial leases, expenses similar to interest and earnings from interest rate hedging transactions. Moreover, interest expenses for social capital in accordance with IAS 19, as well as losses related to equity interests not subject to consolidation are also presented in financial expenses.

Income from financial investments includes interest, dividends and similar income arising from the investing of financial resources and from investing in financial assets. Income for the disposal of financial investments related to the sale of a 12.2% interest in the Male Water & Sewerage Company Ltd. by HOH Water Technology, Denmark.

NOTE 8: Tax expense

The effective tax rate for financial year 2009 is approximately 23.9% and approximately 23.5% for financial year 2008.

The main elements of the income tax expense are as follows:

	2009 T€	2008 T€
Actual income taxes:		
Actual tax expense	8,682.5	6,482.0
Corporate income tax for previous years	234.4	-159.7
Deferred income taxes:		
Changes in tax assets and liabilities	-1,674.6	7.1
Tax expense disclosed in the income statement	7,242.3	6,329.4

Deferred income taxes from items recorded in Other income during the financial year:

	2009 T€	2008 T€
On actuarial gains/losses IAS 19	-408.8	365.1
On valuation of securities available for sale pursuant to IAS 39	37.6	110.4
Tax expense disclosed in Other earnings	-371.2	475.4

The reconciliation of the income tax liability applying the Austrian corporate tax rate of 25% (previous year: 25%) to the effective tax rate for the reporting period results in the following:

	2009 T€	2008 T€
Earnings before taxes	30,344.1	26,954.6
Income tax expense at tax rate of 25% (previous year: 25%)	7,586.0	6,738.7
Different foreign tax rates	-19.8	667.7
Tax-free income from equity interests	-1,458.2	-224.9
Effects of local tax rate changes	10.3	-132.3
Effect of non-recognised loss carryforwards	450.9	-177.9
Frist-time capitalization of previously non-recognised loss carryforwards	-175.9	-380.2
Tax expense for previous years	234.4	-159.7
Permanent differences	614.6	-2.0
Effective tax liability	7,242.3	6,329.4
Effective tax rate	23.9%	23.5%

The line item Permanent differences includes non-deductible expenses as well as the effect of consolidation entries.

Notes to the balance sheet

NOTE 9: Intangible assets, and property, plant and equipment

A detailed breakdown of the developments in this regard is presented in the schedule of non-current assets which forms an integral part of these consolidated financial statements. The effects of changes in the scope of consolidated companies is presented in a separate column. Those amounts that arise from differences in the translation of assets applying the exchange rate prevailing at the beginning and at the end of the reporting year for foreign companies are reported as currency-related differences.

Testing goodwill with an indefinite useful life for impairment:

Goodwill acquired in connection with business combinations and of an indefinite useful life was allocated to the acquired individual companies or to the material cash generating units for the purpose of testing for impairment.

In testing for impairment, the recoverable value of cash generating units or individual companies is calculated based on the calculation of useful life, applying cash flow forecasts. Cash flow forecasts are based on financial plans approved by the management for a period of three years. The short-term discount rate adopted for cash flow forecasts is 8.19%, and for the terminal value 8.4% (2008: 8.61% for both periods under examination). Cash flows occurring after the period of three years are extrapolated assuming a growth rate of 1.0% to 5.0% (2008: 3.0%). A sensitivity analysis in which the discount rates were set at about 50 basis points higher in each case would not result in any write-down of goodwill of further cash generating units.

The main goodwill concerns Christ Aqua in Switzerland with T€ 10,861.3 (previous year: T€ 14,573.2), the new cash generating units Pharma (P&LS) with T€ 7,141.8 and the cash generating unit "Softener France" with T€ 6,652.3 (previous year: T€ 7,502.3) For explanations of the write-downs undertaken, please see Note 5.

Development costs are only capitalised to the extent to which the necessary conditions in accordance with IAS 38 are fulfilled, in particular when the technical useful life is regarded as applicable. Expenses for research and development projects amounted to € 6.5 million (previous year: € 5.6 million), of which T€ 537.9 (previous year: T€ 537.3) were capitalised.

The balance sheet item "Land and buildings" comprises property with a value of T€ 20,046.7 (previous year: T€ 13,450.5).

Mortgage collateral amounts to T€ 14,005.1 (previous year: T€ 976.6). The reason for the increase in relation to the previous year is the assumption of a mortgage loan for property acquired in Switzerland in connection with the acquisition of the pharmaceutical water activities of the Christ Group.

Purchase commitments for major investment projects totalled T€ 1,488.1 (previous year: T€ 2,401.8) as at 31 December 2009.

NOTE 10: Financial investments

	Book value 31.12.2009 T€	Book value 31.12.2008 T€
Investments	2,583.3	5,502.9
Securities	1,299.7	1,412.5
	3,883.0	6,915.4

Investments relate to equity interests held in the following companies:

Company	Interest	Carrying amount 31.12.2009	Carrying amount 31.12.2008
		T€	T€
Nomura Micro Science Co. Ltd., Japan	4.009%	1,587.9	1,437.4
Wiener Börse AG, Austria	0.790%	274.6	274.5
ADDUXI S.A., France	16.600%	52.6	52.6
Syclope, France	11.940%	140.5	140.5
Male Water & Sewarage Company Ltd	0.000%	0.0	3,087.0
Other		527.6	510.9
		2,583.3	5,502.9

The securities comprise the following:

	31.12.2009	31.12.2008
	T€	T€
Fund units	205.2	187.6
Other securities	1,094.5	1,224.9
	1,299.7	1,412.5

As far as it was possible to determine market values for the securities, changes in value were recorded in equity without recognition in profit or loss. Value impairments are recognised in profit or loss.

NOTE 11: Inventories

	2009	2008
	T€	T€
Raw materials and supplies	22,489.9	20,800.6
Unfinished goods	8,570.6	6,230,9
Finished goods and products	31,345.6	32,621.6
Services not yet invoiced	513.5	613.8
Prepayments	1,976.7	1,297.9
Total	64,896.3	61,564.7

As at 31 December 2009, valuation allowances of € 4.8 million (previous year: € 3.8 million) were recognised for inventories of € 17.2 million. The change also affected companies consolidated for the first time. In the consolidated statement of comprehensive income, the valuation allowances on inventories are expensesd in the amount of T€ 685.5 (previous year: T€ 127.1).

NOTE 12: Receivables and other assets

2009	Total	Of which current	Of which non-current
	T€	T€	T€
Trade and other receivables	65,533.9	65,533.9	–
Receivables from construction contracts	13,953.1	13,953.1	–
Income tax rebate claims	1,920.8	1,920.8	–
Other third-party receivables	7,110.9	6,333.1	777.8
Total	88,518.7	87,741.0	777.8

2008	Total	Of which current	Of which non-current
	T€	T€	T€
Trade receivables	68,868.1	68,868.1	0.0
Receivables from construction contracts	9,341.6	9,341.6	0.0
Income tax rebate claims	1,239.2	1,239.2	0.0
Other third-party receivables	7,319.7	6,699.7	620.0
Total	86,768.6	86,148.5	620.0

Maturity structure of trade receivables and receivables from construction contracts:

	2009	2008
	T€	T€
Not due	59,954.8	59,784.7
Overdue by 1 to 60 days	12,871.0	13,136.2
Overdue by 60 to 90 days	1,319.1	1,376.2
More than 90 days overdue	2,356.6	1,759.5
Unimpaired receivables	76,501.6	76,056.6
Impaired receivables	2,985.4	2,153.1
Total	79,487.0	78,209.7

Change in impairment losses on receivables:

	2009	2008
	T€	T€
Start of year	2,153.1	1,984.1
Impairments of receivables	1,906.5	892.4
Amounts written down due to uncollectability	–308.3	–262.9
Amounts from receivables written down received during the financial year	–2.1	–56.6
Impairment losses	–763.8	–403.9
End of year	2,985.4	2,153.1

If no definitive event of default has occurred, allowances are recognised when necessary. Receivables are only written down once the default has become effective.

As at 31 December 2009, receivables were impaired to T€ 2,985.4. Such impairments are partially based on the number of reminder levels. Moreover, the Company runs individual impairment tests for material overdue receivables.

We have no indications of default in the case of receivables which are not yet due.

NOTE 13: Receivables from construction contracts

Information regarding construction contracts	2009	2008
	T€	T€
Contract revenues in the financial year	18,693.3	23,445.5
Cumulative costs until 31.12.	50,044.9	24,424.3
Cumulative profits realized until 31.12.	11,583.4	6,992.1
Cumulated losses realized until 31.12.	285.0	215.6
Prepayments received	56,179.9	25,843.8

Wherever permissible, prepayments received were offset against receivables from construction contracts.

Construction contracts with debit balances in relation to customers amounted to T€ 5,860.3 (previous year: T€ 2,232.3).

NOTE 14: Other receivables from third parties

There was no securitisation of receivables in the form of bills of exchange as at the balance sheet date.

NOTE 15: Cash and cash equivalents

	31.12.2009 T€	31.12.2008 T€
Bank balances	16,044.4	13,279.8
Cash at hand	119.7	140.6
Cheques	0.0	64.0
Total = cash and cash equivalents (net) in the cash flow statement	16,164.1	13,484.4

NOTE 16: Deferred taxes

Deferred taxes result from the following temporary valuation and accounting differences between carrying amounts in IFRS financial statements and the respective assessment bases for taxation purposes and are as follows:

	31.12.2009 T€	31.12.2008 T€
Deferred tax assets:		
Social capital provisions	739.1	378.6
Deferred tax claims arising from tax loss carryforwards	1,077.8	712.4
Various tax write-downs of tangible assets	2,638.7	615.0
Non-tax deductible receivables values	345.9	65
Non-tax deductible provisions	1,029.7	610.9
Other (temporary valuation differences)	150.9	256.2
Deferred tax claims	5,982.1	2,638.1
Deferred tax liabilities:		
Capitalized R&D	953.6	1,198.1
Various tax write-downs of property, plant and equipment	362.2	805.4
Revaluation of financial assets available for sale	148.0	110.4
Revaluation of land property at fair value	706.6	753.4
Differences due to production ordres (POC)	2,011.0	607.9
Revaluation of assets within the framework of acquisition price assignment	468.4	0.0
Other (temporary valuation differences)	64.3	396.4
Deferred tax liabilities	4,714.2	3,871.6
Deferred tax assets/(liabilities)	1,267.9	–1,233.5
Recorded as follows in the balance sheet:		
Deferred tax claims	7,235.6	4,118.3
Deferred tax liabilities	–5,967.7	–5,351.8
Deferred tax assets/(liabilities)	1,267.9	–1,233.5

With regard to deferred tax claims and tax liabilities, the items have been presented net across the Group for each underlying cause. In accordance with IAS 12, deferred taxes on existing losses carried forward amounting to T€ 1,077.8 (previous year: T€ 712.4) were capitalised, as these can be netted against future taxable profits. Deferred tax on losses carried forward were capitalised in the probable amount which can be netted against future taxable profits. In some countries there is no time limitation regarding the use of loss carryforwards. Moreover, non-capitalised loss carryforwards amount to T€ 12,487.0 and largely stem from those companies consolidated for the first time.

NOTE 17: Equity

The composition and development of the equity disclosed in the balance sheet is presented in the development of Group equity.

The share capital consists of 17,833,500 shares (previous year: 17,833,500 shares), with each no-par value share representing an equal amount in the capital issued. All issued shares are fully paid-up.

The major shareholders of the BWT Group are YSRO Holding B.V. with approximately 31.6% and WAB Privatstiftung with approximately 18.9%. The free float of 49.5% is held by Austrian and international investors. BWT shares are quoted on the Prime Market of the Vienna Stock exchange and bear the international securities identification number AT0000737705. In the USA, BWT shares are traded on the OTC market via a Sponsored ADR Level 1 Program operated by the Bank of New York Mellon.

Under the Articles of Association of BWT AG, the Management Board is authorised to increase by 20 June 2012 the equity capital of the company by up to a further € 8,916,500 to € 26,750,000 through the issuance of new shares.

The tied-up capital reserves of BWT Aktiengesellschaft, the parent company, amounting to € 17 million are not distributable and result from the premium on the 1994 share issue.

The balance of accumulated profit and loss includes retained profits, the cumulative other earnings comprise other earnings (actuarial profits/losses, valuation of securities less taxes and the acquisition of minority interest) and currency translation differences.

Losses are then also allocated to the minority interest if this results in a negative balance.

The resolution of the Annual General Meeting of 24 May 2007 and of 20 May 2008 authorised the Management Board to buy back the Company's own shares. In 2008 and 2009, the Management Board exercised this right by conducting a total of three programmes. On 10 February 2009, 75,000 shares were acquired, and between 20 November 2009 and 21 December 2009, 12,438 shares were acquired. Between 11 April 2008 and 25 May 2008, 39,404 shares were acquired, and between 28 August 2008 and 18 November 2008, 273,015 shares were acquired. In total, 399,857 own shares (equivalent to 2.24% of the share capital) were thus acquired at a cost of € 6,421,566. The weighted purchase price was thus € 16,06 per share.

Dividends amounting to T€ 6,629.5 (previous year: T€ 6,761.8) were distributed in financial year 2009, which corresponds to € 0.38 per share (previous year € 0.38).

NOTE 18: Provisions for social capital

The calculation of social capital provisions (pension, severance payment and long-service bonus provision) was made in accordance with the provisions of IAS 19.

PROVISIONS FOR PENSIONS

The following parameters were applied in performing calculations using the projected unit credit method:

Biometric calculation bases	2009	2008
Actuarial discount rate Eurozone	5.50%	6.00%
Actuarial discount rate Switzerland	3.25%	3.25%
Actuarial discount rate Sweden	–	4.10%
Wage/salary trend Eurozone	1.50%	1.50%
Wage/salary trend Sweden	–	3.00%
Pension trend	0.0% – 1.0%	0.75% – 2.0%

Retirement age was established on the basis of the legal provisions in force in individual countries. The turnover rate in Switzerland is based on the Swiss Federal Law on Occupational Old-Age, Survivors and Invalidity Pensions 2005 (BVG 2005), whereas in other countries the rate oscillated from 0% to 2% depending on age, and in Switzlerand it was selected in accordance with the BVG 2005.

Changes in the present value of defined benefit obligations of the respective plans, divided into plans with and those without plan assets, are as follows:

	2009			2008		
	Without plan assets	With plan assets	Total	Without plan assets	With plan assets	Total
	T€	T€	T€	T€	T€	T€
Present value of the pension obligations as at 1 January	15,714.1	15,888.9	31,603.0	17,197.3	15,659.8	32,857.1
Change in scope of consolidation	21.6	1,910.6	1,932.2	0.0	0.0	0.0
Expenses arising from time in service	90.1	2,185.0	2,275.2	70.5	1,665.2	1,735.6
Interest expenses	910.5	514.7	1,425.2	864.1	541.8	1,405.8
Pension payments	-1,103.9	-1,394.4	-2,498.4	-1,018.6	-3,297.8	-4,316.4
Actuarial profits/losses	885.9	408.1	1,294.0	-1,385.8	-377.4	-1,763.2
Exchange rate differences	0.0	42.3	42.3	-13.3	1,697.3	1,684.0
Present value of pension obligations as at 31 December	16,518.3	19,555.2	36,073.5	15,714.1	15,888.9	31,603.0
Plan assets	0.0	-19,135.0	-19,135.0	0.0	-15,731.9	-15,731.9
Provisions for pensions	16,518.3	420.2	16,938.5	15,714.1	156.9	15,871.1

Actuarial profits/losses were recorded in equity without recognition in profit or loss in accordance with IAS 19. The interest expense was disclosed in the financial result. The remaining components are included in personnel expenses.

Plan assets consist entirely of reinsurance policies. The changes in the fair value of the plan assets are as follows:

	2009	2008
	T€	T€
Fair value of plan assets as at 1 January	15,959.0	15,412.5
Change in scope of consolidation	1,764.3	0.0
Expected yield	537.5	563.4
Employer contributions	798.6	701.7
Contributions of participants in the plan	1,545.9	811.1
Benefits paid out	-1,394.4	-3,297.8
Actuarial profits/losses	-112.4	61.4
Currency differences	36.5	1,706.7
Fair value of plan assets as at 31 December	19,135.0	15,959.0
Surplus not capitalized	0.0	-227.1
Plan assets	19,135.0	15,731.9

Employer contributions estimated for the next financial year are expected to have a similar value to those paid in financial year 2009.

Amounts paid in the current and previous four reporting periods are as follows:

	2009	2008	2007	2006	2005
	T€	T€	T€	T€	T€
Present value of defined contribution-based obligations	36,073.5	31,603.0	32,857.1	33,839.4	22,472.1
Fair value of plan assets	19,135.0	15,959.0	15,412.5	14,986.3	–
Actuarial profits/losses of plans	16,938.5	15,644.0	17,444.6	18,853.1	22,472.1
Adjustments of DBO on the basis of experience	976.7	-1,763.2	-1,914.3	-603.4	2,238.8
Adjustments of plan assets on the basis of experience	-112.4	61.4	97.7	–	–

Until 2008, the line items for experience-based adjustments report all actuarial profits/losses in accordance with the information available from the individual expert reports.

PROVISIONS FOR SEVERANCE PAYMENTS

The following parameters were applied in performing calculations using the projected unit credit method:

Biometric calculation bases	2009	2008	2007	2006	2005
Acturial discount rate	5.50%	6.00%	5.25%	4.33%	4.33%
Wage/salary trend	3.0%	3.0%	2.5%	2.0%	2.0%

Retirement age was established on the basis of the legal provisions in force in individual countries. A turnover rate of between 0% and 12.0% was selected, depending on age. Changes in the present value of defined benefit obligations under the respective plans, divided into plans with and those without planned assets, are as follows:

	2009			2008		
	Without plan assets	With plan assets	Total	Without plan assets	With plan assets	Total
	T€	T€	T€	T€	T€	T€
Present value of obligations (DBO) as at 1 January	4,954.6	1,316.1	6,270.7	4,899.0	1,286.9	6,185.9
Change in scope of consolidation	138.1	0.0	138.1	0.0	0.0	0.0
Expenses arising from time in service	305.0	86.2	391.2	270.1	78.6	348.7
Interest expense	264.2	83.0	347.2	215.0	69.2	284.1
Severance payments	–841.5	–36.7	–878.2	–761.1	–70.2	–831.3
Actuarial profits/losses	580.0	79.2	659.1	331.6	–48.4	283.3
Present value of obligations (DBO) as at 31 December	5,400.4	1,527.7	6,928.1	4,954.6	1,316.1	6,270.7
Plan assets	0.0	–605.6	–605.6	0.0	–565.5	–565.5
Provisions for severance payments	5,400.4	922.0	6,322.4	4,954.6	750.6	5,705.2

Actuarial profits/losses were recorded in equity without recognition in profit or loss in accordance with IAS 19. The interest expense was disclosed in the financial result. The remaining components are included in personnel expenses. Plan assets consist of reinsurance policies. The changes in the fair value of the plan assets are as follows:

	2009	2008
	T€	T€
Fair value of plan assets as at 1 January	565.5	548.3
Expected yield	33.6	19.6
Employer contributions	59.9	120.0
Benefits paid-out	–53.3	–122.3
Fair value of plan assets as at 31 December	605.6	565.5

Employer contributions estimated for the next financial year are expected to have a similar value to those paid in financial year 2009.

Amounts paid in the current and previous four reporting periods are as follows:

	2009 T€	2008 T€	2007 T€	2006 T€	2005 T€
Present value of contribution based obligation	6,928.1	6,270.7	6,185.9	6,033.6	5,351.6
Fair value of plan assets	605.6	565.5	548.3	–	–
Actuarial profits/losses of plans	6,322.5	5,705.2	5,637.6	6,033.6	5,351.6
Adjustments to DBO on the basis of experience	172.1	283.3	–133.6	–13.7	–46.2
Adjustments to plan assets on the basis of experience	0.0	0.0	0.0	–	–

Until 2008, the line items for experience-based adjustments report all actuarial profits/losses in accordance with the information available from the individual expert reports.

ANNIVERSARY BONUS PROVISIONS

The following parameters were applied in performing calculations using the projected unit credit method:

Biometric calculation bases	2009	2008	2007	2006	2005
Discount rate	5.50%	6.00%	5.25%	4.33%	4.33%
Wage/salary trend	3.0%	3.0%	2.5%	2.0%	2.0%

Retirement age was established on the basis of the legal provisions in force in individual countries. A turnover rate of between 0% and 12.0% was selected, depending on age.

Changes in the present value of defined benefit obligations are as follows:

	2009 T€	2008 T€
Present value of obligations (DBO) on 1.1	957.2	924.7
Service costs	89.4	103.6
Interest expense	59.1	49.5
Anniversary bonus payments	–91.2	–85.1
Actuarial gains/losses	60.9	–35.5
Present value of obligations (DBO) on 31.12	1,075.3	957.2

Actuarial profits/losses were recorded were recorded as service costs under personnel expenses in accordance with IAS 19. The interest expense was disclosed in the financial result. The remaining components are included in personnel expenses.

Amounts paid in the current and previous four reporting periods are as follows:

	2009	2008	2007	2006	2005
Present value of defined benefit obligations	1,075.3	957.2	924.7	904.0	394.2
Experience-based adjustments to DBO	–0.5	–35.5	–14.1	5.6	9.5

Until 2008, the line items for experience-based adjustments report all actuarial profits/losses in accordance with the information available from the individual expert reports.

NOTE 19: Other provisions

The development of other provisions, which were valued according to IAS 37, is presented in the table below:

2009	01.01.2009	Change in scope of consolidation	Currency difference	Utilisation	Release	Addition	31.12.2009	of which non-current
	T€	T€	T€	T€	T€	T€	T€	T€
Guarantees	3,497.8	956.1	7.1	2,936.5	188.5	3,164.4	4,500.4	632.5
Bonuses, rebates	591.9	0.0	0.1	587.0	0.0	725.0	730.0	0.0
Annual financial statements	390.5	76.5	1.7	390.3	33.6	431.7	476.5	0.0
Litigation	537.6	28.5	0.8	513.0	19.0	239.2	274.2	0.0
Events causing damage	701.3	20.0	0.0	278.1	34.3	274.3	683.2	0.0
Other	3,979.2	2,887.7	12.0	2,517.0	585.7	1,855.5	5,631.8	1,641.9
	9,698.4	3,968.8	21.8	7,221.9	861.1	6,690.1	12,296.0	2,274.4

2008	01.01.2008	Change in scope of consolidation	Currency difference	Utilisation	Release	Addition	31.12.2008	of which non-current
	T€	T€	T€	T€	T€	T€	T€	T€
Guarantees	3,753.2	0.0	15.9	2,991.2	153.9	2,873.7	3,497.8	640.4
Bonuses, rebates	944.7	0.0	–0.8	938.1	0.7	586.9	591.9	0.0
Annual financial statements	395.8	0.0	3.0	410.7	24.1	426.5	390.5	0.0
Litigation	530.7	0.0	2.1	89.3	20.6	114.9	537.6	0.0
Events causing damage	695.2	0.0	0.0	162.3	39.0	207.4	701.3	0.0
Other	4,621.5	0.0	54.9	2,603.3	674.6	2,580.8	3,979.2	912.0
	10,941.1	0.0	75.0	7,195.0	913.0	6,790.3	9,698.4	1,552.4

The provisions for guarantees concern the costs of expected complaints relating to products which are still under guarantee. It is expected that most of these costs will be incurred within the next financial year, and in the case of guarantee provisions within the guarantee period of up to three years after the balance sheet date.

Other provisions include the provision for purchase price adjustment and the provision for sales representatives' severance claims.

NOTE 20: Bonds

In November 1999 a € 17 million note was issued, divided into 17,000 bearer bonds of equal rank with a nominal value of € 1,000 per bond, which was duly redeemed in November 2009. The refinancing was funded from current cash flow and short-term bank credit lines.

NOTE 21: Liabilities

2009	Total	Residual maturity of less than 1 year	Residual maturity between 1 year and 5 years	Residual maturity of more than 5 years	Residual maturity of more than 1 year and collateralised
	T€	T€	T€	T€	T€
Bonds	0.0	0.0	0.0	0.0	0.0
Interest-bearing financial liabilities	34,082.4	21,149.8	12,831.7	100.9	11,243.6
Trade liabilities	38,102.9	38,102.9	0.0	0.0	0.0
Other liabilities	37,584.4	37,058.6	825.8	0.0	0.0
Of which:					
Payments on account	7,652.8	7,652.8	0.0	0.0	0.0
Liabilities from acceptance of bills of exchange drawn and from own bills of exchange issued	1,144.3	1,144.3	0.0	0.0	0.0
Other liabilities	28,787.3	28,261.4	525.8	0.0	0.0
	109,769.8	96,311.3	13,357.5	100.9	11,243.6

2008	Total	Residual maturity of less than 1 year	Residual maturity between 1 year and 5 years	Residual maturity of more than 5 years	Residual maturity of more than 1 year and collateralised
	T€	T€	T€	T€	T€
Bonds	17,000.0	17,000.0	0.0	0.0	0.0
Interest-bearing financial liabilities	22,419.7	17,981.8	4,240.1	197.8	2,611.7
Trade liabilities	30,721.6	30,721.6	0.0	0.0	0.0
Other liabilities	31,850.6	30,848.9	1,001.7	0.0	147.0
Of which:					
Payments on account	5,191.3	5,191.3	0.0	0.0	0.0
Liabilities from acceptance of bills of exchange drawn and from own bills of exchange issued	2,375.5	2,375.5	0.0	0.0	0.0
Other liabilities	24,283.8	23,282.1	1,001.7	0.0	147.0
	101,991.8	96,552.2	5,241.8	197.8	2,758.7

Other liabilities include other tax liabilities of T€ 7,055.1 (2008: T€ 5,351.7) and other social security liabilities of T€ 2,634.2 (2008: T€ 2,346.9).

The security referred to above mainly consists of mortgage rights and retention of title.

NOTE 22: Other liabilities and uncertain liabilities

RENTAL AND LEASE AGREEMENTS

BWT Group has concluded operating rental and lease agreements with a number of contractual partners, which mainly relate to the use of buildings, offices and cars. The minimum amounts payable under those agreements in the future are as follows:

2009	T€
2010	10,365.8
2011–2014	13,420.2
thereafter	4,499.2

2008	T€
2009	8,983.4
2010–2013	10,889.0
thereafter	40.3

Total rent and leasing expenses in the financial year amounted to T€ 10,362.1 (2008: T€ 10,459.9).

BWT Group has constructed a new water technology centre near Budapest which besides BWT companies also accommodates external businesses. For this project, a 15-year property lease agreement was concluded involving a total investment of approx. T€ 8,230.0. For further information on the classification of this lease relationship, see above under discretionary decisions.

WARRANTIES AND GUARANTEES

The Company assumed warranties and guarantees in the course of its normal business operations. As at the balance sheet date, it is unlikely that claims will be made under all the warranties and guarantees.

Furthermore, an undertaking to purchase a property with a preliminary purchase price of approx. T€ 770.0 was signed, which is expected to be fulfilled in the financial year 2010.

PENDING LITIGATION

No legal disputes of extraordinary significance exist. For legal proceedings which are at a stage where the outcome can be predicted with a reasonable degree of certainty, a corresponding provision in keeping with IAS 37 was established. The management expects that the other disputes will have no significant impact on the net assets, financial position and results of operations of the Group.

Notes to the statement of cash flows

The statement of cash flow shows how the funds of the Group changed during the reporting year as a result of cash inflows and outflows. The effects of company purchases were eliminated and are detailed in the item "Payments for the acquisition of minority shares and participations". The statement of cash flows distinguishes between operating, investing and financing activities. Cash and cash equivalents recorded in the statement of cash flows include cash in hand, cheques, cash in bank and securities that qualify as cash equivalents.

NOTE 23: Cash flow from operating activities

Cash flow from operating activities shows the cash flows arising from inter-company transactions in goods and services carried out during the financial year. Cash flows from current operating activities of T€ 49,679.9 (2008: T€ 28,139.6) include changes in working capital.

NOTE 24: Cash flow from investing activities

Expenses on purchases of plant, property and equipment, intangible assets and financial investments totalled T€ 10,323.3 (2008: T€ 16,909.4). As at 31 December 2009, T€ 618.0 consisted of liabilities (2008: T€ 991.5).

Outlays on acquisitions and takeovers of minority interests totalled T€ 16,673.9 (2008: T€ 2,954.9).

NOTE 25: Shares in an affiliated company

In the course of the takeover of the pharmaceutical water activities of Christ Water Technology Group on 1 October 2009, a 49% interest in the Indian company Christian Nishotech Water Systems Pte. Ltd. was also taken over.

Christ Nishotech Water Systems Pte. Ltd. is not a listed company. The table below contains summarised financial information on the Group's participation in Christ Nishotech Water Systems Pte. Ltd.:

	31.12.2009 T€	31.12.2008 T€
Share in assets and liabilities of associates		
Current assets	736.5	612.9
Non-current assets	82.4	34.9
Current liabilities	554.5	408.5
Non-current liabilities	27.9	4.3
Equity	236.4	235.0
Share in revenues and earnings of associates		
Revenues	382.4	0.0
Earnings	1.4	0.0
Book value of investment	236.4	235.0

NOTE 26: Financial instruments

Financial risk management
The Group treasury performs services for business segments and coordinates access to national and international financial markets. It also monitors and controls financial risks associated with the Group's business segments.

Interest rate risk
As part of the company's business activities, it is necessary to use borrowed capital to finance current assets, investments and possible company expansions. The current borrowed capital has both fixed and variable interest rates, and is both current and medium-term. Loans with a short-term fixed interest rate and variable interest loans are exposed to a standard market interest rate risk. The Management Board assesses the interest rate risk for the financial instruments shown in the balance sheet as low. Possible risks which may result from changes in the interest rate are regularly evaluated as part of the Group's financing activities.

The following interest rate sensitivity analysis was prepared assuming that with variable interest rates and short-term fixed interest rates (cash advances), interest rates in the reporting period would be 50 basis points higher or lower in all currencies. For the assessment of interest rate derivatives, the entire interest rate curve was shifted 50 basis points upwards or downwards. This represents the assessment of the Company's management in terms of a justified possible change in interest rates.

As a base case, the interest rate risk exposure of derivative and non-derivative instruments as at the balance sheet date was determined by assuming that the liabilities or receivables outstanding as at the balance sheet date were outstanding for the entire year.

If interest rates were 50 basis points higher, and all other variables remained constant, net interest income would be T€ 16.3 lower (2008: T€ 28.0 higher). With interest rates lower by 50 basis points and other variables constant, interest earnings would be T€ 16.3 higher (2008: T€ 28.2 lower). The tested interest rate fluctuations have no direct impact on equity.

Exchange rate risks
The Company partly finances its operating resources, investments and possible expansion with foreign currencies. This is directly related to the international character of its operations. Covering transactions are carried out in the Group's central treasury for cash flows in foreign currencies, and these reduce the negative repercussions of exchange rate fluctuations.

EUR/CHF, EUR/USD and EUR/PLN were identified as the most relevant currency pairs for the Group in the long term. The EUR/CHF risk is primarily related to the Swiss companies' EUR balance sheet items from operating activities, as well as CHF financial items of EUR companies. The EUR/USD risk arises from USD balance sheet items. The EUR/PLN exchange rate primarily influences the Polish company. The following currency sensitivity analysis investigates the effects of an increase or decrease in the relevant currency pairs by 5% on the valuation of financial instruments as at the balance sheet date. This relates to the balance sheet date 31 December. The tested interest rate fluctuations have no direct impact on equity.

Impact on 2009 EBIT	Increase 5% in T€	Decrease 5% in T€
EUR/CHF exchange rate	–2.8	3.1
EUR/USD exchange rate	–73.0	80.7
EUR/PLN exchange rate	–104.5	115.5

Impact on 2008 EBIT	Increase 5% in T€	Decrease 5% in T€
EUR/CHF exchange rate	23.0	–25.5
EUR/USD exchange rate	–8.3	9.1
EUR/PLN exchange rate	–57.0	63.0

Liquidity risk / financing risk
Liquidity relates on the one hand to the ability to obtain at any time sufficient financial resources in the form of cash and/or lines of credit to make due payments or to obtain necessary guarantees and suretyships from banks. On the other hand, it should also be guaranteed that available liquidity and financial investments are provided or can be accessed by the company practically without risk and at short notice.

A corporate-wide financing company operating within the Group, which also holds the existing cash pools, is available to control and optimise liquidity. BWT Group's investment strategy is oriented towards cooperating with financial partners of impeccable credit standing.

The BWT Group has access to sufficient bank credit lines. Due to the Group's good credit standing and its low level of net debt, at present the financial market crisis appears to have had no direct impact on its access to credit lines.

Customer default / solvency risk
BWT's business activities are exposed to a risk that customers will not be able to fulfil, partially or completely, their payment obligations to the BWT Group.

In line with standard market practices, BWT Group attempts to reduce this risk by, for example, obtaining payment guarantees from banks and export credit agencies. Moreover, whenever necessary the company covers risks in the project business with international credit insurers. The management makes sure that BWT Group companies obtain information about the credit standing of customers before signing agreements with them, e.g. by obtaining company information from reputable agencies.

Default risk management:
BWT Group has trade receivables from a large number of customers distributed across various industries and regions. Credit assessments regarding the financial status of the receivables are carried out on an ongoing basis. Default insurance is taken out where appropriate. As at 31 December 2009, the sum total of the five largest balances of outstanding receivables from individual customers amounted to T€ 4,657.7, i.e. 7.1% of due trade receivables. As at 31 December 2008 that figure was T€ 5,979.1, i.e. 8.7%. Receivables from affiliated companies were not included in this figure, as made clear in Note 27.

Primary financial instruments
Primary financial instruments are presented in the balance sheet. On the assets side they include investments in securities, liquid funds, trade receivables and other receivables. On the liabilities side they include trade liabilities, other liabilities and interest-bearing financial liabilities. The book value of primary financial instruments in the balance sheet basically reflects their market or fair value. On the assets side, the recorded amounts also reflect the maximum default and solvency risk, as there are no global set-off agreements. The risk related to receivables from customers is regarded as low, as the creditworthiness of new and existing customers is continually monitored and no more than 5% of total receivables are outstanding from any one customer.

Credit risk related to cash investments and securities is limited, as only a small number of securities are held, primarily in Austrian companies, and BWT Group only cooperates with financial partners which have impeccable creditworthiness.

Due to the decentralised character of BWT Group in Europe, loans for current assets are also taken out in the respective currencies of local companies. Exchange rate risks are therefore very limited, as outgoing invoices of foreign companies are mainly issued in the respective local currency.

Valuation categories of financial instruments

2009 in T€	Book value as at 31.12.2009	Loans and receivables	Liabilities at amortised cost	Available for sale	Held for trading purposes	Book value of financial instruments as at 31.12.2009	Fair value of financial instruments as at 31.12.2009	Not financial instrument
Non-current assets								
Financial investments	3,883.0	–	–	3,883.0	–	3,883.0	3,883.0	–
Other receivables from third parties	777.8	777.8	–	–	–	777.8	777.8	–
Current assets								
Trade receivables	65,533.9	65,533.9	–	–	–	65,533.9	65,533.9	–
Other receivables from third parties	6,333.1	3,097.2	–	–	86.0	3,183.2	3,183.2	3,149.9
Cash & Cash equivalents	16,164.1	16,164.1	–	–		16,164.1	16,164.1	–
Non-current debt								
Interest-bearing financial liabilities	12,932.6	–	12,932.6	–	–	12,932.6	12,932.6	–
Other liabilities	525.8	–	525.8	–	–	525.8	525.8	–
Current liabilities								
Bonds	–	–	–	–	–	–	–	–
Interest-bearing financial liabilities	21,149.8	–	21,149.8	–	–	21,149.8	21,149.8	–
Trade liabilities	38,102.9	–	38,102.9	–	–	38,102.9	38,102.9	–
Other liabilities	37,058.6	–	14,110.4	–	6.2	14,116.6	14,116.6	22,942.0

2008 in T€	Book value as at 31.12.2008	Loans and receivables	Liabilities at amortised cost	Available for sale	Held for trading purposes	Book value of financial instruments as at 31.12.2008	Fair value of financial instruments as at 31.12.2008	Not financial-instrument
Non-current assets								
Financial investments	6,915.4	–	–	6,915.4	–	6,915.4	6,915.4	–
Other receivables from third parties	620.0	620.0	–	–	–	620.0	620.0	–
Current assets								
Trade receivables	68,868.1	68,868.1	–	–	–	68,868.1	68,868.1	–
Other receivables from third parties	6,699.7	3,215.1			25.1	3,240.2	3,240.2	3,459.5
Cash & Cash equivalents	13,484.4	13,484.4	–	–	–	13,484.4	13,484.4	–
Non-current debt								
Interest-bearing financial liabilities	4,437.9	–	4,437.9	–		4,437.9	4,437.9	–
Other liabilities	1,001.7	–	1,001.7	–		1,001.7	1,001.7	–
Current liabilities								
Bonds	17,000.0	–	17,000.0	–	–	17,000.0	17,000.0	–
Interest-bearing financial liabilities	17,981.8	–	17,981.8			17,981.8	17,981.8	–
Trade liabilities	30,721.6	–	30,721.6	–	–	30,721.6	30,721.6	–
Other liabilities	30,848.9	–	12,624.7	–	214.0	12,838.7	12,838.7	18,010.2

Fair Value

Disclosures regarding fair value of financial instruments

The fair value of financial instruments is the amount which is used for business transactions between well-informed, willing and independent business partners. The fair value is often identical to market price. It is therefore derived from market information available as at the balance sheet date. Due to varying influencing factors, the values presented here may differ from values realised later.

The book values of bank liabilities with variable interest rates mainly reflect the market value. Bank liabilities with fixed interest rates are mainly short-term. For this reason, the book value of these liabilities also generally reflects the market value.

Fair value hierarchy

	Level 1 T€	Level 2 T€	Level 3 T€	Total T€
Non-current assets				
Financial investments	1,793.1	-	-	1,793.1
Current assets				
Other receivables from third parties	-	86.0	-	86.0
Current liabilities				
Other liabilities	-	6.2	-	6.2

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments depending on the valuation method:

Level 1: (unadjusted) prices listed on active markets for similar assets or liabilities;

Level 2: Procedures in which all input parameters that substantially affect fair value are either directly or indirectly observable;

Level 3: Procedures which use input parameters that substantially affect the ascertained fair value and are not based on observable market data.

Financial investments designated Level 1 include stock exchange listed shares and fund units. Other receivables and other liabilities, which are designated Level 2, result from the valuation of outstanding derivative foreign exchange transactions.

Capital management

The primary objective of capital management in the Group is to make sure that it maintains a high credit rating and high equity ratio to support its business activities. The Management Board's objective is to maintain the equity ratio above 35%. Moreover, in particular net debt and gearing are monitored on a regular basis, the aim being to maintain gearing below 50%. It is regularly checked whether capital management needs to be adjusted to current developments.

Net debt

Net debt as at the end of the year was as follows:

	31.12.2009 T€	31.12.2008 T€
Interest-bearing financial liabilities	34,082.4	39,419.7
less cash and cash equivalents	−16,164.1	−13,484.4
Net debt	17,918.3	25,935.3
Net debt	152,828.9	138,151.7
Net debt in relation to equity	11.7%	18.8%

Interest bearing financial liabilities 2009

Non-bank financial liabilities

Type	Currency	Nominal amount in thd. local currency	Book value in T€	Effective interest in %
Bond	EUR	–	–	–
		Sub-total	0.0	
Other	EUR	553	553	4.59
	DKK	3,870	520	4.11
	Other	–	158	9.62
		Sub-total	1,230	
		Total	1,230	

Fixed-interest financial liabilities to credit institutions

Type	Currency	Nominal amount in thd. local currency	Book value in T€	Effective interest in %
Loan	EUR	3,610	3,610	2.35
	CHF	15,000	10,111	2.36
	CZK	2,005	76	6.47
		Sub-total	13,796	
Advances	EUR	5,650	5,650	1.59
	CHF	5,500	3,707	1.00
		Sub-total	9,357	
		Total	23,154	

Variable-interest financial liabilities to credit institutions

Type	Currency	Nominal amount in thd. local currency	Book value in T€	Effective interest in %
Loan	EUR	4,772	4,772	1.67
	CZK	3,492	132	2.94
		Sub-total	4,904	
Current account	EUR	4,734	4,734	1.88
	CZK	1,595	60	4.55
		Sub-total	4,795	
		Total	9,698	

Interest bearing financial liabilities 2008

Non-bank financial liabilities

Type	Currency	Nominal amount in thd. local currency	Book value in T€	Effective interest in %
Bond	EUR	17,000	17,000	4.98
		Sub-total	17,000	
Other	EUR	1,186	1,186	8.97
	CZK	4,235	158	11.24
	DKK	3,119	419	4.02
		Sub-total	1,763	
		Total	18,763	

Fixed-interest financial liabilities to credit institutions

Type	Currency	Nominal amount in thd. local currency	Book value in T€	Effective interest in %
Loan	EUR	4,624	4,624	2.55
		Sub-total	4,624	
Advances	EUR	9,856	9,856	4.17
		Sub-total	9,856	
		Total	14,480	

Variable-interest financial liabilities to credit institutions

Type	Currency	Nominal amount in thd. local currency	Book value in T€	Effective interest in %
Loan	EUR	3,176	3,176	5.53
	CZK	5,984	223	4.03
	HUF	4,926	19	6.00
		Sub-total	3,418	
Current account	EUR	2,630	2,630	4.63
	CZK	2,608	97	5.65
	PLN	133	32	5.33
		Sub-total	2,759	
		Total	6,177	

Fair values of non-current liabilities are based on the current interest rates on liabilities with the same maturity date. Fair values of long-term loans and other liabilities largely correspond to their book values. The management believes that the risk of changing interest rates on financial investments and other liabilities is insignificant.

Derivatives

The risk of changing interest rates for the bonds was secured through the following interest rate swap regarding the fair value risk:

	31.12.2009 Nominal amount T€	31.12.2009 Market value T€	31.12.2008 Nominal amount T€	31.12.2008 Market value T€
Interest rate swap 2007 – 2009	0.0	0.0	17,000.0	–214.0

In order to secure exchange rate risk, BWT Group concluded the following currency futures contracts:

	Currency	31.12.2009 Nominal amount T€	31.12.2009 Market value T€	31.12.2008 Nominal amount T€	31.12.2008 Market value T€
Sale of USD futures against DKK	TUSD	920.0	39.0	920.0	19.8
Sale of USD futures against EUR	TUSD	174.6	0.1	0.0	0.0
Sale of SGD futures against EUR	TSGD	393.3	–5.4	0.0	0.0
Sale of GBP against EUR	TGBP	47.0	–0.8	0.0	0.0
Sale of USD futures against EUR	TUSD	2,370.0	40.8	0.0	0.0
Sale of USD futures against CHF	TUSD	396.0	5.7	0.0	0.0
Sale of CHF futures against EUR	TCHF	370.0	0.3	1,000.0	5.3

The remaining terms of the currency futures contracts are all less than one year. Fair value is based on the futures rates as at the balance sheet date.

The book values of the financial assets correspond to the maximal loss risk to the balance target date. The market values of all currency futures contracts were recorded in net income as other current receivables or other liabilities. Hedge accounting is not used.

NOTE 27: Information on affiliated companies and persons

Due to the fact that major shareholders of BWT Aktiengesellschaft were also shareholders of Christ Water Technology AG until the Christ Group was taken over, which was also listed on the Vienna Stock Exchange, trade relationships between the BWT Group and the Christ Group have up till now been regarded as transactions with affiliated companies. The balance sheet items (receivables/liabilities) relating to the CHRIST Group as at 31 December 2009 were already classified as receivables and or liabilities from/towards third parties.

In 2009 affiliated companies and persons supplied BWT Group with materials and services totalling T€ 2,899.1 (2008: T€ 4,700.7), while BWT Group supplied materials or provided services to those companies and persons amounting to a total of T€ 7,643.4 (2008: T€ 11,190.8). As at the balance sheet date 31 December 2009, BWT Group's receivables from affiliated companies and persons amounted to T€ 116.1 (2008: T€ 2,744.5), while it had no liabilities (previous year: T€ 1,257.3). Transactions with affiliated companies and persons mainly were carried out on normal regular market terms.

For information on the takeover of the pharmaceutical water activities of the CHRIST Group, please see the section on business combinations on page 64.

Total remuneration of Management Board members at BWT AG mainly consisted of short-term benefits and amounted in the financial year to T€ 808.0 (2008: T€ 796.7). No payments were made to former members of the Management Board or the survivors of such former members.

NOTE 28: Other information

Material events after the balance sheet date
No reportable events occurred after the balance sheet date which would be significant for the valuation as at the balance sheet date.

Information on corporate bodies
Members of the Supervisory Board only received expenses reimbursements for their activities in the financial year 2009. There are no loans or credit guarantees granted to Management Board or Supervisory Board members.

The following persons were appointed as members of the Management Board in the financial year 2009:

- Mr Andreas Weißenbacher (CEO)
- Mr Gerhard Speigner (CFO)

The Supervisory Board consisted of the following members in the financial year 2009:

- Dr. Leopold Bednar (Chairman)
- Dr. Wolfgang Hochsteger (Vice-Chairman)
- Mr Ekkehard Reicher
- Ms Gerda Egger
- Mr Klaus Reinhard Kastner
- Mr Serge Schmitt (to 20 May 2009)

Earnings per share
Undiluted = diluted earnings per share are calculated by dividing the Group earnings by the weighted number of outstanding ordinary shares during the year.

	2009	2008
Annual earnings in T€ attributable to shareholders of the parent company	23,002.9	20,627.4
Weighted number of shares in circulation	17,453,187	17,745,489
Earnings per share in €	1.32	1.16

Proposal for profit distribution

Pursuant to the provisions of the Austrian Stock Corporation Act (Aktiengesetz), the separate financial statements of BWT AG as at 31 December 2009, drawn up in according with Austrian accounting regulations, provide the basis for the payment of dividends.

The Management Board proposes the following profit distribution to the Annual General Meeting of Shareholders to be held on 26 May 2010:

a) A dividend payment of € 0.40 per share for outstanding shares;
b) Carrying forward the remaining amount to the new financial year.

The consolidated financial statements as at 31 December 2009, drawn up in accordance with IFRS, were approved by the Management Board on 25 February 2010.

Mondsee, 25 February 2010



Andreas Weissenbacher
Chief Executive Officer



Gerhard Speigner
Chief Financial Officer

Overview of the material participations

As of December 31, 2009, the scope of consolidation comprises the following companies:

Abbreviation	Company, location	Total in %	Indirectly in %	via	Consolidation
BWT	BWT Aktiengesellschaft, Mondsee				
BWTGMBHA	BWT Austria GmbH, Mondsee	100.000%			F
NEHER	Manufactur für Glas und Spiegel GmbH, Villach	100.000%	100.000%	BWTGMBHA	F
ASBET	Aqua Service Beteiligungen GmbH, Mondsee	100.000%			F
IAM	IAM Immobilien Asset Management GmbH, Mondsee	100.000%	100.000%	ASBET	F
BWTGS	BWT Group Services GmbH, Mondsee	100.000%	100.000%	ASBET	F
BWTM	BWT Malta Holdings Ltd., Valetta	100.000%	100.000%	BWTGS	F
BWTITC	BWT International Trading Ltd, Sliema	100.000%	100.000%	BWTM	F
ANNA	ANNA International Limited, Sliema	100.000%	100.000%	BWTM	F
APS	Arcana Pool Systems GmbH, Gerasdorf	100.000%			F
BWTD	BWT Wassertechnik GmbH, Schriesheim	100.000%			F
FUMA	FuMA-Tech GmbH, St. Ingbert	100.000%	100.000%	BWTD	F
W&MD	Water & More by BWT GmbH, Wiesbaden	100.000%	100.000%	BWTD	F
W&MI	WATER & MORE ITALIA S.R.L., Bresso	100.000%	99.800%	W&MD	F
			0.200%	CCI	F
W&MESP	Water + More Iberica S.L., Barcelona	100.000%	99.800%	W&MD	F
			0.200%	CILSP	F
BWT HU	BWT Hungaria KFT, Budaörs	93.000%			F
BWTB	BWT Belgium nv/sa, Zaventem	100.000%	100.000%	BWTD	F
BWTF	BWT France S.A.S., Paris	100.000%			F
CPED	C.P.E.D. S.A.S., Paris	100.000%	100.000%	BWTF	F
CPS	C.P.S. S.A.S., Paris	100.000%	99.800%	BWTF	F
			0.200%	CPED	F
CAET	Christ Aqua AG, Aesch	100.000%			F
BWTINTCH	BWT International AG, Aesch	100.000%			F
CCI	Cillichemie Italiana S.R.L., Mailand	100.000%			F
CILSP	Cilit S.A., Barcelona	100.000%	100.000%	CCI	F
BWTP	BWT Polska Sp.z.o.o., Warschau	100.000%			F
BWTUKR	BWT Ukraine, Kiev	99.800%	99.800%	BWTP	F
BWTCR	BWT Ceska Republika s.r.o., Prag	100.000%			F
HOHDK	HOH Water Technology A/S, Greve	100.000%			F
HOHSCOV	Safety Covers ApS, Auning	100.000%	100.000%	HOHDK	F
HOHVAT	HOH Vattenteknik AB, Malmö	100.000%	100.000%	HOHDK	F
HOHBC	HOH Birger Christensen AS, Rud	100.000%	100.000%	HOHDK	F
HOHSEP	HOH Separtec OY, Raisio	100.000%	100.000%	HOHDK	F
BWTPRC	BWT Water Technology (Shanghai) Co. Ltd.	100.000%			F
BWTNL	BWT Nederland BV, Zoeterwoude	100.000%			F
BWTRU	OOO BWT, Moskau	80.000%			F
PLSBET	P & LS Beteiligungs GmbH, Mondsee	100.000%			F
PLSHOLD	P & LS Holding GmbH, Mondsee	100.000%	100.000%	PLSBET	F
PLSD	Christ Pharma & Life Science GmbH, Vaihingen	100.000%	100.000%	PLSHOLD	F
CAMANUCH	Christ Aqua Manufacturing AG, Aesch	100.000%	100.000%	PLSHOLD	F
CANORDIC	Christ Nordic AB, Malmö	100.000%	100.000%	PLSHOLD	F
CAIRL	Christ Aqua Ireland Ltd., Ashbourne	100.000%	100.000%	PLSHOLD	F
CACHINA	Christ Pharma & Life Science (Shanghai) Ltd, Shanghai	100.000%	100.000%	PLSHOLD	F
CANISHO	Christ Nishotech Water Systems Pte. Ltd, Mumbai	49.000%	49.000%	PLSHOLD	E
ZETAHOLDA	zeta Holding GmbH	98.000%	49.000%	PLSHOLD	F
			49.000%	BWTITC	F
ZETABIOA	zeta Biopharma GmbH, Tobelbad	98.000%	98.000%	ZETAHOLDA	F

F = fully consolidated, E = at equity consolidated

Development of fixed assets (Appendix V.2.)

2009				ACQUISITION/PRODUCTION COST			
	1.1.2009	Currency difference	Reclassi-fication	Initial consoli-dation	Additions	Disposals	31.12.2009
Intangible assets	67,652.2	–3.5	273.1	14,852.1	2,399.9	366.3	84,807.4
Goodwill	29,399.5	0.0	–300.0	8,433.6	112.2	0.0	37,645.3
Other intangible assets	38,252.6	–3.5	573.1	6,418.5	2,287.8	366.3	47,162.1
Concessions, rights, licenses	25,937.6	–3.7	573.1	6,418.5	1,749.9	366.3	34,309.1
R & D capitalized (self-provided)	12,315.0	0.2	–	–	537.9		12,853.0
Tangible assets	136,082.8	176.2	–273.1	18,989.2	8,035.5	3,702.7	159,307.9
Land and Buildings	65,723.4	41.4	11.7	16,045.7	157.6	16.7	81,963.1
Lands	13,450.5	9.8	–	6,586.4	0.0	–	20,046.7
Buildings	52,272.8	31.5	11.7	9,459.3	157.6	16.7	61,916.3
Technical equipment and machinery	33,770.8	2.5	1,231.9	1,630.9	4,109.8	1,409.4	39,336.3
Factory and office equipment	34,862.7	94.6	150.4	1,285.9	2,629.1	2,242.1	36,780.5
Prepayments and construction in progress	1,725.9	37.8	–1,667.1	26.8	1,139.1	34.5	1,228.0
TOTAL	203,734.9	172.7	0.0	33,841.4	10,435.4	4,069.0	244,115.4

2008				ACQUISITION/PRODUCTION COST			
	1.1.2008	Currency difference	Reclassi-fication	Initial consoli-dation	Additions	Disposals	31.12.2008
Intangible assets	63,524.5	270.0	347.2	198.4	3,989.5	677.4	67,652.2
Goodwill	28,315.9	–	300.0	197.5	586.1	–	29,399.5
Other intangible assets	35,208.6	270.0	47.2	0.9	3,403.4	677.4	38,252.6
Concessions, rights, licenses	23,452.0	248.8	47.2	0.9	2,866.1	677.4	25,937.6
R & D capitalized (self-provided)	11,756.6	21.1	–	–	537.3	–	12,315.0
Tangible assets	126,520.7	224.6	–347.2	282.0	12,645.8	3,243.1	136,082.8
Land and Buildings	59,439.3	376.6	1,860.9	177.0	4,311.0	441.5	65,723.4
Lands	12,142.4	120.7	0.9	17.1	1,400.4	230.9	13,450.5
Buildings	47,296.9	255.9	1,860.0	159.9	2,910.6	210.5	52,272.8
Technical equipment and machinery	29,051.0	–6.1	2,375.8	9.1	2,795.5	454.5	33,770.8
Factory and office equipment	33,214.5	–14.9	108.8	95.9	3,801.8	2,343.3	34,862.7
Prepayments and construction in progress	4,815.9	–131.0	–4,692.6	–	1,737.5	3.8	1,725.9
TOTAL	190,045.2	494.6	0.0	480.4	16,635.3	3,920.5	203,734.9

AMORTIZATION/DEPRECIATION							BOOK VALUE	
1.1.2009	Currency difference	Reclassi- fication	Initial consoli- dation	Depre- ciations	Disposals	31.12.2009	31.12.2009	31.12.2008
22,564.9	-1.9	0.0	3,528.9	4,833.4	353.1	30,572.2	54,235.3	45,087.2
560.0	0.0	0.0	0.0	4,562.0	0.0	5,122.1	32,523.2	28,839.5
22,004.9	-1.9	0.0	3,528.9	271.4	353.1	25,450.1	21,712.0	16,247.7
14,458.5	-2.1	–	2,384.9	–	353.1	16,488.2	17,821.0	11,479.1
7,546.4	0.2	–	1,144.0	271.4	–	8,961.9	3,891.1	4,768.6
71,837.3	98.9	0.0	8,246.9	2,303.9	2,975.6	79,511.4	79,796.5	64,245.5
22,753.9	5.8	0.0	2,216.2	2,303.4	0.2	27,279.0	54,684.1	42,969.5
0.0	–	–	–	–	–	0.0	20,046.7	13,450.5
22,753.9	5.8	–	2,216.2	2,303.4	0.2	27,279.0	34,637.3	29,518.9
22,853.9	4.6	–	2,735.5	–	916.0	24,678.1	14,658.2	10,916.8
26,229.4	88.5	–	3,295.2	0.5	2,059.4	27,554.3	9,226.2	8,633.3
0.0	–	–	–	–	–	0.0	1,228.0	1,725.9
94,402.2	96.9	0.0	11,775.8	7,137.3	3,328.7	110,083.6	134,031.8	109,332.7

AMORTIZATION/DEPRECIATION								BOOK VALUE	
1.1.2008	Currency difference	Reclassi- fication	Initial consoli- dation	Additions	Depre- ciations	Disposals	31.12.2008	31.12.2008	31.12.2007
18,674.9	45.7	–	–	2,675.3	1,226.7	57.7	22,564.9	45,087.2	44,849.5
0.0	–	–	–	–	560.0	–	560.0	28,839.5	28,315.9
18,674.9	45.7	–	–	2,675.3	666.7	57.7	22,004.9	16,247.7	16,533.7
12,253.0	24.5	–	–	1,572.1	666.7	57.7	14,458.5	11,479.1	11,199.0
6,421.9	21.2	–	–	1,103.2	–	–	7,546.4	4,768.6	5,334.7
67,416.9	-31.2	–	–	7,082.7	1.8	2,633.0	71,837.3	64,245.5	59,103.8
20,828.3	42.0	–	–	1,926.0	–	42.4	22,753.9	42,969.5	38,611.0
								13,450.5	12,142.4
20,828.3	42.0	–	–	1,926.0	–	42.4	22,753.9	29,518.9	26,468.6
21,274.6	-9.3	–	–	2,039.1	–	450.5	22,853.9	10,916.8	7,776.4
25,314.1	-63.9	–	–	3,117.6	1.8	2,140.1	26,229.4	8,633.3	7,900.4
–	–	–	–	–	–	–	–	1,725.9	4,815.9
86,091.9	14.5	–	–	9,758.0	1,228.5	2,690.7	94,402.2	109,332.7	103,953.3

Statement of all Legal Representatives

We confirm to the best of our knowledge that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group as required by the applicable accounting standards and that the group management report gives a true and fair view of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties the group faces.

We confirm to the best of our knowledge that the separate financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the parent company as required by the applicable accounting standards and that the management report gives a true and fair view of the development and performance of the business and the position of the company, together with a description of the principal risks and uncertainties the company faces.

Mondsee, February 25, 2010





Andreas Weissenbacher
Chief Executive Officer, responsible for Operations, R&D, Purchasing, Human Resources, Marketing and IR & PR.

Gerhard Speigner
Chief Financial Officer, responsible for Finance & Controlling, Treasury, IT, Legal Affairs, Taxes and Risk Management.

Audit certificate

(Independent auditor's report)

Report on Consolidated Financial Statements
We audited the enclosed Consolidated Financial Statements of BWT Aktiengesellschaft, Mondsee, for the accounting year from January 1, 2009 to December 31, 2009. The Consolidated Financial Statements include the Consolidated Balance Sheet at December 31, 2009, the Consolidated Profit and Loss Account, the Consolidated Statement of Comprehensive Income, the Consolidated Cash Flow Statement and the Consolidated Statement of Changes in Equity for the accounting year ending on December 31, 2009 as well as a summary of the accounting policy applied, and the Notes.

Responsibility of the statutory representatives for the Consolidated Financial Statements and Accounting
The statutory representatives of the Company are responsible for the preparation of Consolidated Financial Statements providing a true and fair view of the financial and asset position as well as the results of the Group in accordance with the International Financial Reporting Standards (IFRSs) which are applicable in the EU. The responsibility includes: establishing, implementation and maintenance of an internal control system, as far as it is significant for the preparation of consolidated financial statements and provision of a true and fair view of the financial and asset position as well as the results of the Group, so that the consolidated financial statements are free from material misrepresentations, be it because of intentional or non-intentional errors; the selection and application of appropriate accounting policy; preparation of estimates which seem appropriate in consideration of given general parameters.

Responsibility of the auditor of annual accounts and description of audit activities
Our responsibility consists in issuance of an opinion on the Consolidated Financial Statements on the basis of our audit. We have conducted the audit in compliance with the statutory regulations applicable in Austria and the International Standards on Auditing (ISAs) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). These principles require that we observe the ethics of the profession, plan and conduct the audit in such a way as to form with reasonable assurance an opinion whether consolidated financial statements are free from material misrepresentations.

An audit includes the performance of auditing activities in order to obtain audit evidence with regard to the amounts and other information contained in consolidated financial statements. The choice of auditing activities is at obligatory discretion of the auditor, having regard to his assessment of the risk of occurrence of material misrepresentations, be it because of intentional or non-intentional errors. In the course of performance of the risk assessments the auditor takes into account the internal control system, as far as it is significant for the preparation of consolidated financial statements and the provision of a true and fair view of the financial and asset position as well as the results of the Group, in order to determine appropriate auditing activities taking into account the general parameters, but not to give an opinion on the efficiency of the internal control system of the Group. Furthermore, the audit includes the assessment of the appropriateness of the accounting policy applied and of the significant estimates prepared by the statutory representatives as well as an evaluation of the overall assertion of the consolidated financial statements.

In our judgment, we have obtained sufficient and appropriate audit evidence, so that our audit provides a sufficiently sound basis for our audit opinion.

Audit opinion
Our audit did not give rise to any objections.
In our assessment, on the basis of findings obtained during the audit, the Consolidated Financial Statements comply with the statutory regulations and provide a true and fair view of the financial and asset position of the Group as at December 31, 2009 as well as of the results and the cash flows of the Group for the accounting year from January 1, 2009 to December 31, 2009 in accordance with the International Financial Reporting Standards (IFRSs) applicable in the EU.

Report on the Consolidated Annual Report
Pursuant to the statutory regulations applicable in Austria, the inspection of the Management Report is to be carried out in order to determine whether it is in accord with the Consolidated Financial Statements and whether the other information in the Consolidated Annual Report does not suggest a misconception of the situation of the Group. The Audit Certificate also has to include a statement whether the Management Report is in accordance with the Consolidated Financial Statements and whether the statement pursuant to § 243a UGB (Austrian Commercial Code) is appropriate.

In our assessment, the Management Report is in accordance with the Consolidated Financial Statements. The statement pursuant to § 243a UGB (Austrian Commercial Code) is appropriate.

Linz, February 25th, 2010





Mag. Erich Lehner
Auditor

Mag. Johanna Hobelsberger-Gruber
Auditor

Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H.

Supervisory Board Report

The Supervisory Board performed its duties and obligations in the 2009 financial year pursuant to the statutory provisions and Company Articles of Association and was informed about the business situation as well as the development of the company and the Group in the course of four ordinary meetings and one extraordinary meeting. Two meetings of the audit committee (composed of three Supervisory Board Members out of six), as well as informal oral and written information exchange supplemented communication between the Supervisor and the Management Board and the Auditor. The Supervisory Board did not appoint any committees apart from the Audit Committee, all its duties and obligations were discussed and decided by the entire Supervisory Board.

The results of the 2008 financial year of BWT AG and the BWT Group were analyzed in detail during the audit committee meeting in March 2009 and it was recommended that the Supervisory Board adopt the submitted annual financial statements. The Audit Committee together with the Auditor discussed and defined the focal points of the audit of the annual accounts.

In the year 2009, besides monitoring the business development in a difficult economic climate, the Supervisory Board focused on accompanying the acquisition project "Aspro". In the course of this project, BWT took over major activities of the "Pharma & Life Science" division of Christ Water Technology AG, i.e. the water treatment for the pharmaceutical and biotechnological industries, pursuant to the long-term strategy to offer products and services for "safety, hygiene and health". Classified as a fact of a transaction between related parties, the professional implementation and monitoring by the Supervisory Board was given particular importance. This was accounted for by regular checks of project progress by close contact with the Management Board, the discussion during three ordinary meetings and one extraordinary meeting and finally also by the proposal for approval of the acquisition by an Extraordinary General Meeting by the shareholders of BWT. Further work of the Supervisory Board included the progress in the Point-of-Use segment and associated required investments. The aforementioned items and their effects also were discussed and approved during the budget review for the financial year 2010.

In the 2009 financial year, BWT continued to exercise its right to buy back own shares. This measure aimed at repaying capital to shareholders with simultaneous improvement of the capital structure, was supported by the Supervisory Board.

Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Linz, selected as auditor of the financial statements during the 19th Annual General Shareholders Meeting on May 20th, 2009, audited the annual financial statements and the management report of BWT Aktiengesellschaft as at December 31st, 2009, as well as the consolidated financial statements.

Based on the aforementioned audit the auditor issued the following unqualified opinion on the individual and consolidated financial statements:

a) Individual financial statements: "Our audit did not raise any objections. Based on the findings during the audit, the auditor is of the opinion that the annual financial statements meet the statutory provisions and reflect the most true and fair picture of the asset and financial position of BWT Aktiengesellschaft as at December 31st, 2009, as well as the results standing of the company for the financial year from January 1st to December 31st, 2009, pursuant to the Austrian principles of diligent accounting. In our opinion, the financial report is congruent with the annual financial statements. The statements pursuant to § 243a UGB (Austrian Business Code) are appropriate."

b) Consolidated financial statements: "Our audit did not raise any objections. Based on audit findings the auditor is of the opinion that the annual consolidated financial statements meet the statutory provisions and reflect the most true and fair picture of the asset and financial position as well as the cash flows of the Group as at December 31st, 2009, as well as the results standing and cash flows of the Group for the financial year from January 1st to December 31st, 2009, pursuant to the International Reporting Standards (IFRSs), as applicable in the EU. In our opinion, the Group's financial report is congruent with the annual consolidated financial statements. The statements pursuant to § 243a UGB (Austrian Business Code) are appropriate."

The Supervisory Board approves the annual financial statements of BWT Aktiengesellschaft, as well as the consolidated financial statements as at December 31st, 2009, drawn up by the Management Board. Herewith, the accounts are established pursuant to the provisions of § 125 (2) Aktiengesetz (Austrian Companies Act). Moreover, the Supervisory Board supports the proposal of the Management Board regarding the utilization of the annual result.

Mondsee, March 9th, 2010



Dr. Leopold BEDNAR
Chairman of the Supervisory Board

Financial definitons

Depreciation	Depreciation for fixed assets considered in the income statement (profit and loss account)
Book value per share	Equity per share
Call Option	Derivative financial instrument; an agreement that gives an investor the right (but not the obligation) to buy a stock, bond, commodity, or other instrument at a specified price within a specific time period
Capital Employed (CE)	Average used capital in the company defined by equity + net debt
Cash Management	Management of currencies/equivalent net assets of a company with the objective of an efficient use of these assets keeping the company solvent
Forward exchange transaction	Currency transaction, where the fulfillment takes place not immediately after transaction, but at a later time; for hedging changes in currency exchange rates
EBIT	Earnings Before Interest and Tax
EBITDA	Earnings Before Interest, Tax, Depreciation and Amortization
EBIT- / EBITDA-margin	EBIT / EBITDA in relation to turnover
Equity ratio	Ratio of equity capital in relation to all assets (balance sheet total)
Equity return	Result after taxes in relation to average equity capital; indicates the equity yield rate
EPS	Earnings per Share; group results divided by the weighted number of shares minus own shares
Equity-method	Consolidation method in group accounting for interests between 20% and 50%
Gearing	Net debt in relation to equity capital inclusive minority interests; a measure for the amount of debt
Goodwill	Positive difference between the price and net assets of an acquired company
Hedging	Measures of financial risk management in order to limit or avoid negative market value changes in the interest, currency, market price or raw material prices
Capital costs	Price for the allocation of capital in a broader sense (see also WACC)
KGV	Kurs-Gewinn-Verhältnis = Price-earnings-ratio; measure for the valuation of a share on the equity market
Tax accruals/deferrals	Temporally deviating estimated values in commercial accounting and tax accounting of the subsidiaries and from consolidation procedures lead to tax assets or tax liabilities
Material ratio	Expenditure for material and supplies in percent of the output
Net debt	Balance from financial liabilities minus liquid assets; opposite: net cash
Personnel ratio	Personnel expenditure in percent of total sales
Put Option	Derivative financial instrument; an agreement that gives an investor the right (but not the obligation) to sell a stock, bond, commodity, or other instrument at a specified price within a specific time period
Risk management	Systematic approach in order to identify and to evaluate potential risks and select and implement measures for risk handling
ROCE	„Return on Capital Employed"; NOPAT in relation to the capital employed = net yield on the capital employed: EBIT - group taxes in relation to average capital employed
Treasury	Company function for securing the financing, the financial risk and cash management (see there) of the company
WACC	Weighted Average Cost of Capital; average capital costs, which the company has to pay for debt and equity capital on the financial markets
Interest rate swap	Agreement on the exchange of differing cash flows for a certain period; the cash flows are based on fixed and variable interest rates; for hedging changes of interest rates

Water technology definitions

Absorption	Uptake or dissolving of one substance in another. In the process, substances taken up penetrate into the sorbent.
Adsorption	Accretion of gases or dissolved substances on the surface of a solid substance. This enrichment takes place on the surface only, and is caused by van der Waals' forces. An example is the adsorption of pesticides from water on activated carbon.
Activated carbon	Collective term for a group of synthesized, porous carbons with a spongy structure. This highly porous pure carbon is characterized by a large specific surface area (up to 1100 m^2 per gram). Activated carbon adsorbs organic matters from water and air.
Disinfection	Disinfection means the gradation or inactivation of pathogenic microorganisms by chemical agents (disinfectants) or physical processes resulting in disinfection (heat [e.g. steam of 100°C, boiling water], ultraviolet radiation - UV disinfection, ionising radiation).
Softening	Hardness components (calcium and magnesium ions) are exchanged for sodium ions with the aid of ion exchange resins which after depletion are regenerated back by sodium chloride solution. As the sodium salts formed in this way are easily water soluble, no limescale deposits develop in devices or pipes in the process of water heating.
Desalination	Process leading to elimination of dissolved ionic compounds from water by ion exchange, reverse osmosis or electrodialysis.
Deacidification	Refers almost exclusively to the elimination of aggressive carbonic acid which is aggressive to materials and can dissolve metals (iron, lead, zinc, cadmium, copper) from water pipes.
Filtration	Mechanical separation process resulting in separation of a suspension in its components, solid and liquid. As filter material, porous materials e.g. silica sand, filter cloths etc. are used.
Flocculation	Synthetic formation of flocs. In the process, colloids and other particles suspended in water, as e.g. alumina or sludge particles are removed. These particles mostly carry an electric charge, thus they must be destabilized before their separation by adding a flocculating agent.
Hardness	The quantity of hardness components in water, i.e. the sum of carbonate and non-carbonate hardness. Hardness components are primarily the ions of alkaline earth metals, calcium and magnesium, because they form hardly soluble deposits with carbonate and partly also with sulfations (the metals barium, strontium und radium which are also counted among the alkaline earth group occur in natural waters mostly in trace amounts only). In natural waters, carbonate hardness constitutes the main part of the total hardness. It is consistent with the proportion of alkaline earth ions which are present in water as hydrocarbonate and carbonate. The residual hardness components which are present e.g. as sulphates or chlorides are referred to as non-carbonate hardness.
Hard water	Hard water causes calcination of domestic appliances, increases the consumption of detergents, affects the taste and look of sensitive meals and drinks (e.g. tea). Hard water originates from regions in which sandstones and limestones predominate.
Lime and carbonic acid equilibrium	Calcite saturation; formerly: lime and carbonic acid equilibrium. The state of calcite or calcium carbonate saturation in water is achieved when in contact with calcite it tends neither to dissolve nor to precipitate calcium carbonate. If, due to carbonic acid excess, a water falls below its own pH-value of calcite saturation, it has a calcite dissolving effect; in contrast, if the pH-value is exceeded, it causes oversaturation (calcite precipitation). According to the provisions of the Drinking Water Directive, drinking water should not be calcite dissolving, otherwise calcareous materials (e.g. concrete) may be attacked, moreover, the formation of protective layer on metallic surfaces is inhibited. Hence, it is necessary to remove excessive carbonic acid from calcite-dissolving drinking water by deacidification.

Bacterial count	Colony count; expression for the number of visible and countable germinal colonies which have grown from a liquid or solid substance containing bacteria after incubation by mixing with a first liquefied, and then re-solidified medium.
Corrosion	Chemical reactions which develop when metalic materials come into contact with water are called corrosion. The most noted form of corrosion is the formation of rust on iron and metal. For instance, a corrosion form of copper is known by the name of verdigris.
Legionella	Legionellas are rod-shaped bacteria. Apart from legionella pneumophila, the most important species from epidemiological perspective, there are more than 30 further species of which at least 17 are "human pathogenic".
Membranes	Natural or synthesized flat formations which are able to separate fluid phases or even two volumes of a phase with different composition from each other, and their ability consists in enabling mass transfer between them. Depending on the dividing line, a distinction is made between microfiltration, ultrafiltration, nanofiltration and reverse osmosis.
Microfiltration	Membrane separation process (pore size 0.05 to 1.0 µm; usually 0.2 µm) with low pressure (0.5 to 1.5 bar). Both particles and bacteria can be retained.
Nanofiltration	Is a special membrane separation process which retains particles from the size of ca. 1 nanometre (1 nm).
Oxidation	In the process of chemical oxidation, the element or compound oxidised releases electrons and changes into a higher valence stage. Generally speaking, oxidation means the uptake of oxygen. Typical oxidation reactions in water treatment technology are iron and manganese removal, wastewater from chemical and electroplating industries, but also the reduction of organic ingredients.
Ozone	Oxygen molecule formed by three oxygen atoms. It is the strongest oxidising agent used in water treatment which is durable for a short time only.
pH-value	Measured value for the hydrogen ion concentration contained in aqueous solutions, thus the measure for the acid, neutral or basic reaction of a solution. The pH-value ranges from 0 to 14. Acids have a pH-value below 7, and bases above 7. Water in its original form has a pH-value of 7 (neutral). According to the Drinking Water Directive, drinking water must not show a pH-value below 6.5, and not above 9.5 .
Process water	Water for the operation or maintenance of an industrial process; the water can come into direct contact with other substances and partly dissolve them or take up undissolved. The requirements on the quality of process water depend on the particular process.
Ultrapure water	Deionised water manufactured from demineralised water by means of additional treatment steps with special mixed-bed ion exchangers, activated carbon adsorbers and microfilters . This water contains only residual contents of dissolved salts and organic compounds in the range of several nanograms .
Pure water	Purified water manufactured by means of ion exchangers, reverse osmosis systems or distillation which still shows a certain residual salt content (e.g. 1 µS/cm or more).
Drinking water	Water which is suitable for human consumption/use and complies with the Drinking Water Directive is referred to as drinking water. The drinking water requirements are defined in EU Guidelines and in the Drinking Water Directive of August 21, 2001.
Ultrafiltration	Membrane separation process (pore size ca. 0.005 to 0.05 µm) under pressure (2 to 10 bar). Particles from submicron range (bacteria, viruses, giardias, cryptosporidia) through to macromolecules can be retained .
Reverse osmosis	Membrane separation process; salt concentrate (brine) forming on the water side of pipes is discharged as wastewater. Water which flowed through the membrane (permeate) is low in salt. The retention rate for dissolved salts amounts 95 to 99%.
UV irradiation	Ultraviolet (UV) radiation is a short-wave, energy-rich, electromagnetic radiation unvisible for the human eye which is used for disinfection in drinking water treatment.

BWT Group Locations

Headquarters
BWT Aktiengesellschaft
A-5310 Mondsee, Walter-Simmer-Straße 4
Tel. +43/6232/5011-0
Fax +43/6232/4058
E-Mail: office@bwt.at
www.bwt-group.com, www.bwt.at

BWT locations

AUSTRIA
BWT Austria GmbH
A-5310 Mondsee, Walter-Simmer-Straße 4
Tel. +43/6232/5011-0
Fax +43/6232/4058
E-Mail: office@bwt.at
www.bwt.at

Office:
water+more Austria
c/o BWT AG
A-5310 Mondsee
Walter-Simmer-Straße 4
Tel. +43/6232/5011-1164
Fax +43/6232/4058
E-Mail: info@water-and-more.de
www.water-and-more.com

arcana pool systems gmbh
A-2201 Gerasdorf bei Wien, Brünner Str. 186
Tel. +43/2246/28555-0
Fax +43/1/2246-28555-10
E-Mail: office@arcanapoolsystems.at
www.arcanapoolsystems.com
www.mypool.at

Manufactur für Glas und Spiegel GmbH
A-9523 Villach/Landskron, Emailwerkstr. 25
Tel. +43/4242/41671-0
Fax +43/4242/41671-6
E-Mail: office@neher.at
www.neher.at

zeta Biopharma GmbH
A-8144 Tobelbad, Paracelsusweg 1
Tel. +43/3136/9010-0
Fax + 43/3136/9010-9100
E-mail: office@zeta.com
www.zeta.com

BELGIUM
BWT Belgium BV.
B-1930 Zaventem, Leuvensesteenweg 633
Tel. +32/2/758 03 10
Fax +32/2/758 03 33
E-Mail: bwt@bwt.be
www.bwt.be

Office:
water+more by BWT Belgique S.A.
1930 Zaventem, Leuvensesteenweg 633
Tel. +32/2/758 03 10
www.water-and-more.com

DENMARK
HOH Water Technology A/S
DK-2670 Greve, Geminivej 24
Tel. +45/43/600 500
Fax +45/43/600 900
E-Mail: hoh@hoh.dk
www.hoh.dk

Office:
water+more Denmark
c/o HOH Water Technology A/S
DK-2670 Greve, Geminivej 24
Tel. +45/43 970 297
www.water-and-more.com

GERMANY
BWT Wassertechnik GmbH
D-69198 Schriesheim, Industriestraße 7
Tel. +49/6203/73-0
Fax +49/6203/73-102
E-Mail: bwt@bwt.de
www.bwt.de

FuMA-Tech Gesellschaft für funktionelle
Membranen und Anlagentechnologie GmbH
D-66386 St. Ingbert, Am Grubenstollen 11
Tel. +49/6894/9265-0
Fax +49/6894/9265-99
E-Mail: office@fumatech.de

D-71665 Vaihingen/Enz, Steinbeisstraße 41-43
Tel. +49/7042/97024-0, Fax DW 99
E-Mail: skb@fumatech.de
www.fumatech.de

Christ Pharma & Life Science GmbH
D-71665 Vaihingen
Steinbeisstraße 41-43
Tel. +49/7042/910-0
E-mail: office@christaqua.com
www.christaqua.com

water+more by BWT GmbH
D-65183 Wiesbaden
Spiegelgasse 13
Tel. +49/611/580 19-0
Fax +49/61/580 19-22
E-Mail: info@water-and-more.de
www.water-and-more.com

zeta Automation GmbH
D-85354 Freising, Münchner Straße 8
Tel. +49/8161/9921-0
Fax +49/8233/208-47
E-mail: office @zeta.com
www.zeta.com

FINLAND
HOH Separtec Oy
FIN-21201 Raisio, Varppeenkatu 28
P.O. Box 19
Tel. +358/2/4367 300
Fax +358/2/4367 355
E-Mail: hoh@hoh.fi
www.hoh.fi

FRANCE
BWT France SAS
F-93206 Saint Denis Cedex
103, rue Charles Michels
Tel. +33/1/49 22 45 00
Fax +33/1/49 22 45 45
E-Mail: bwt@bwt.fr
www.bwt.fr

Office:
Permo
F-93206 Saint Denis Cedex
103, rue Charles Michels
Tel. +33/1/49 22 46 46
Fax +33/1/49 22 46 50
E-Mail: permo@permo.tm.fr
www.permo.tm.fr

Cillit
F-67013 Strasbourg Cedex
15 a, Avenue de l'Europe
B.P. 80045 – Schiltigheim
Tel. +33/3/90 20 04 20
Fax +33/3/88 83 50 90
E-Mail: cillit@cillit.tm.fr
www.cillit.tm.fr

CPED SAS – Centre Pilote Eau Douce
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 38400
Tel. +33/1/34 20 10 70
Fax +33/1/34 20 10 79
E-Mail: cped@cped.fr
www.cped.fr

CPS SAS
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 38400
Tel. +33/1/34 20 10 70
Fax +33/1/34 20 16 89
E-Mail: cped@cped.fr

Office:
water+more by BWT
F-93206 Saint Denis Cedex
103, rue Charles Michels
Tel. +33/1/64 66-88 35
Fax +33/1/64 77-25 03
www.water-and-more.com

ITALY
Cillichemie Italiana Srl
I-20129 Milano
Via Plinio, 59
Tel. +39/02/2046343
Fax +39/02/201058
E-Mail: info@cillichemie.com
www.cillichemie.com

water+more Italia S.r.l
I-24121 Bergamo
Via Angelo Maj, 10
Tel. +39/035 210738
www.water-and-more.com

MALTA
BWT International Trading Ltd.
Plaza Commercial Centre
Level 5 - Suite 2A
Bisazza Street, Sliema SLM 1608
Malta
Tel. +356/213 20 222
Fax +356/213 20 223
E-Mail: international.trading@bwtmalta.com.mt

NETHERLANDS
BWT Nederland BV
NL-2382 NA Zoeterwoude, Energieweg 9
Tel. +31/71/750 36 66
Fax +31/71/589 74 29
E-Mail: sales@bwtnederland.nl
www.bwtnederland.nl

NORWAY
HOH Birger Christensen AS
Røykenveien 142
N-1386 Asker

Postal address:
P.O. Box 136
N-1371 Asker
Tel. +47/67/17 70 00
Fax +47/67/17 70 01
E-Mail: firmapost@hoh.no
www.hoh.no

POLAND
BWT Polska Sp. z o.o.
PL 01-304 Warszawa, ul. Połczynska 116
Tel. +48/22/665 26 09
Fax +48/22/664 96 12
E-Mail: bwt@bwt.pl
www.bwt.pl

SWEDEN
HOH Vattenteknik AB
S-213 76 Malmö
Kantyxegatan 25
Tel. +46/40/691 45 00
Fax +46/40/21 20 55
E-Mail: info@vattenteknik.se
www.vattenteknik.se

Christ Nordic AB
Kantyxegatan 25
P.O. Box 9226
S-213 75 Malmö
Tel. +46 4031 5440
Fax +46 4031 5449
E-Mail: info@christ.se
www.christ.se

SWITZERLAND
Christ AQUA AG
CH-4147 Aesch, Neuhofweg 53
Postfach 127
Tel. +41/61/755 88 99
Fax +41/61/755 88 90
E-Mail: info@christ-aqua.ch
www.christ-aqua.ch
www.christ-aquadrink.ch

BWT International AG
CH-4147 Aesch, BL
Hauptstraße 192
Tel. +41/61/755 82 80
Fax +41/61/755 84 68
E-Mail: info.pm@bwt-international.com
www.bwt-group.com

Christ Aqua Manufacturing AG
CH-4147 Aesch, BL
Hauptstraße 192
Tel. +41/61/755-81 11
Fax +41/61/751-44 85
www.christaqua.com
info@christaqua.com

SPAIN
Cilit SA
E-08940 Cornellá de Llobregat, Barcelona
P. I. del Este, C/Silici, 71 - 73
Tel. +34/93/474 04 94
Fax +34/93/474 47 30
E-Mail: cilit@cilit.com
www.cilit.com

water+more Iberica S.L.
World Trade Center
Moll de Barcelona, Edifico Sur 2a
E-08039 Barcelona
Tel. +34/93/344 32 29
www.water-and-more.com

CZECH REPUBLIC
BWT Česká republika s.r.o.
CZ 251 01 Říčany, Lipová 196 - Čestlice
Tel. +42/272 680 300
Fax +42/272 680 299
E-Mail: info@bwt.cz
www.bwt.cz

zeta & Biopharma s.r.o.
CZ-25169 Velké Popovice
Masarykova 93
Tel. +42/323 664 040
Fax +42/323 664 050
E-Mail: office@zeta.com
www.zeta.com

HUNGARY
BWT Hungária Kft.
H-2040 Budaörs (Budapark)
Keleti utca 7
Tel. +36/23/430-480
Fax +36/23/430-482
E-Mail: info.bp@bwt.hu
www.bwt.hu

UKRAINE
BWT Ukraine Ltd.
Moskovskiy Av. 21 Ä
UA 04073 Kiev, Ukraine
Tel. +38/44 390 76 18
Fax +38/44 390 76 19
E-Mail: bwt@bwt.com.ua
www.bwt.com.ua

CHINA
BWT Water Technology (Shanghai) Co., Ltd.
No. 248 Xintuan Road, Qingpu Industry Zone,
201707 Shanghai, P. R. China
Tel. +86/21/5986 7100
Fax +86/21/5986 7101
E-Mail: info@bwt.cn
www.bwt.cn

Christ Pharma & Life Science (Shanghai) Ltd.
No. 248 Xintuan Road, Qingpu Industry Zone,
201707 Shanghai, P. R. China
Tel. +86/21/59867200
Fax +86/21/59867201
christ.sh@christ.com.cn
www.christwater.com

RUSSIA
OOO BWT
Ul. Kasatkina 3A
129 301 Moscow
Russian Federation
Tel. +7/495/686 6264
Fax +7/495/686 7465
E-Mail: info@bwt.ru
www.bwt.ru

IRELAND
Christ Aqua Ireland Ltd.
Unit 2A Ashbourne Business Park
Ashbourne
Co. Meath, Ireland
Tel. +35/31/84987-00
Fax +35/31/84987-01
E-Mail: wpl@waterman.ie
www.christwater.ie

INDIA
Christ-Nishotech Water Systems Pvt. Ltd.
Plot No. W159, MIDC Pawane, TTC
Industrial Area,
Navi Mumbai 400 705, India
Tel. +91/222761 9274
Fax +91/222761 9278
E-Mail: info@christ-nishotech.com
www.christ-nishotech.com

Financial calendar 2010:

2009 Annual results	16.04.2010
Annual General Meeting (Vienna)	26.05.2010
Ex-dividend date	31.05.2010
Dividend payment date	02.06.2010
Quarterly Report I/2010	07.05.2010
Quarterly Report II/2010	06.08.2010
Quarterly Report III/2010	12.11.2010

Imprint:
BWT Annual Report 2009

Edition and Layout:
BWT Aktiengesellschaft

Information and Inquiries:
BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Phone +43-6232-5011-1113
Fax +43-6232-5011-1191
E-mail: investor.relations@bwt-group.com

www.bwt-group.com

www.bwt-group.com